Exhibit 99.1

HUTCHMED Reports 2023 Full Year Results and Provides Business Updates

Revenue grew 97% (102% CER) to US$838 million, with net income of US$101 million

First U.S. FDA approval of our self-developed medicine, FRUZAQLA™ (fruquintinib)

Sovleplenib for ITP accepted for NDA review in China, with Priority Review status and Breakthrough Therapy designation

Hong Kong, Shanghai & Florham Park, NJ — Wednesday, February 28, 2024: HUTCHMED (China) Limited (“HUTCHMED”, the “Company” or “we”) (Nasdaq/AIM:HCM; HKEX:13), the innovative, commercial-stage biopharmaceutical company, today reports its financial results for the year ended December 31, 2023 and provides updates on key clinical and commercial developments. HUTCHMED to host results call and webcasts today at 7:30 a.m. EST / 12:30 p.m. GMT / 8:30 p.m. HKT in English, and at 8:30 a.m. HKT in Chinese (Putonghua) on Thursday, February 29, 2024.

All amounts are expressed in U.S. dollars unless otherwise stated.

Strategic: global vision, commitment to patients and path to self-sustainability

•	Executed our global vision of bringing our innovative medicines worldwide, as demonstrated through the Takeda[1] partnership which brought $435 million in upfront and milestone payments plus manufacturing income and royalties on net sales, setting a strategic example for the rest of our pipeline.

•	On track to be self-sustaining with a disciplined approach to leveraging our R&D2 expertise and creating value through licensing and commercialization.

Pipeline: fruquintinib global and China expansion, sovleplenib China NDA3 review, savolitinib NSCLC4 enrolled

•	Fruquintinib U.S. FDA[5] approval three weeks ahead of PDUFA[6] date for third-line CRC[7], leading to a swift launch by Takeda, inclusion in NCCN[8] guidelines and U.S. in-market sales[9] of $15.1 million. Global regulatory progress with MAA[10] filing to the EMA[11] validated in June 2023 and NDA submitted to PMDA[12] in September 2023.

•	Fruquintinib NDA for second-line gastric cancer accepted for review in China. Registrations studies in China for 2L EMC[13] and 2L RCC[14] completed enrollment during 2023 for fruquintinib in combination with sintilimab, expecting NDA filing to the NMPA[15] for EMC in early 2024 and topline results for RCC by end of 2024.

•	NDA for sovleplenib, a novel Syk[16] inhibitor, for primary ITP[17] accepted and granted priority review in China, supported by data from Phase III trial (ESLIM-01), meeting all endpoints.

•	SAVANNAH, the pivotal global Phase II trial for savolitinib in NSCLC, completed enrollment, to be followed by potential NDA filing to the U.S. FDA by AstraZeneca[18] around the end of 2024.

Outlook and financial: expecting strong product revenue growth and reduced expenses; substantial cash

•	Total revenue up 97% (102% at CER19) to $838.0 million for 2023, with Oncology/Immunology consolidated revenue up 223% (228% at CER) to $528.6 million at high end of guidance, including recognition of $280 million of the upfront payment from Takeda. Net income attributable to HUTCHMED of $100.8 million.

•	2024 Oncology/Immunology consolidated revenue guidance of $300 million to $400 million, driven by 30% to 50% growth target in marketed product sales and royalties.

•	R&D expenses focused in line with strategy targeting key projects.

•	Strengthened cash balance, with $886.3 million at year end (2022: $631.0m), ensures HUTCHMED is well placed to deliver on its objective of becoming a self-sustaining business.

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2023 FULL YEAR RESULTS & BUSINESS UPDATES

Mr Simon To, Executive Chairman of HUTCHMED, said, “We have made significant progress throughout 2023. We executed against our commitment to bring our innovative medicines to patients worldwide with the U.S. FDA approval of FRUZAQLA™ in November 2023, while remaining dedicated to becoming a self-sustaining business. The Takeda partnership, which is one of the biggest small-molecule overseas licensing deals in the history of China biotech, strengthened our cash position by $435 million. Takeda delivered a successful U.S. launch within 48 hours of approval, and has subsequently seen strong early patient uptake.”

“We will continue to deliver on our strategy in 2024. We will stay focused on our target of becoming sustainable through our balanced strategy of growing sales of our novel medicines in China, and advancing our medicines overseas with our partners. This, when combined with our other goals on pipeline progression and further business development, means that while the global macroeconomic environment remains uncertain. HUTCHMED is positioned to thrive and continue to deliver innovative medicines to ever more patients around the world.”

Dr Weiguo Su, Chief Executive Officer and Chief Scientific Officer of HUTCHMED, said, “HUTCHMED delivered impressive financial results in 2023, with revenue up 97% to $838 million. This, alongside our significantly strengthened cash balance of $886 million, will enable us to continue advancing our pipeline and successfully executing our strategy.”

“2023 was an important year for HUTCHMED, particularly for fruquintinib, for which we filed market authorization applications in the U.S., EU and Japan, based on the successful FRESCO-2 study. Following the U.S. FDA approval for third-line patients with advanced CRC, we continue to work together with Takeda continue to pursue additional launches in new markets worldwide. In China, we also filed an NDA for second-line gastric cancer based on the FRUTIGA study.”

“Another milestone was the successful ESLIM-01 registration study in China in ITP patients for sovleplenib, our first potential novel medicine in immunological diseases. The NDA was accepted and granted priority review by the NMPA in January 2024. There are over 250,000 new and existing adult ITP patients in China.20 The treatment options are limited to steroids and TPO/TPO-RAs21, representing an unmet medical need that sovleplenib could help address, with its new mechanism of action and favorable safety profile. Syk inhibition has the potential to target other major diseases such as rheumatoid arthritis. We are also planning to initiate clinical development of sovleplenib outside China in 2024.”

“For savolitinib, we completed the confirmatory trial in NSCLC patients with MET22 exon 14 skipping alterations. An NDA submission is expected in the first quarter of 2024, with potential to expand the label indication to include first-line patients in China. Outside China, we will continue our work with AstraZeneca on the pivotal global savolitinib lung cancer trial SAVANNAH, which, subject to favorable data, can support a filing to the U.S. FDA for approval. This study completed enrollment with a potential NDA submission towards the end of 2024 in EGFR23 mutant NSCLC patients who progressed on TAGRISSO® treatment, which received U.S. FDA Fast Track designation in January 2023. We believe the convenient dosing, targeted efficacy and safety profile of savolitinib as an oral medicine in combination with TAGRISSO®, the leading oral third-generation EGFR TKI24, should position it well in a competitive market and address the unmet needs of MET+ NSCLC patients.”

“Our China commercialization efforts progressed well, as we successfully renewed NRDL25 coverage for both fruquintinib and surufatinib without further price reduction. Their in-market sales saw strong growth in 2023. Over the next two years, we plan to continue growth in China through expanded indications and the launch of new products together with revenue from FRUZAQLA™ overseas commercialization.”

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I. COMMERCIAL OPERATIONS

Total revenue increased 97% (102% at CER) to $838.0 million in 2023 (2022: $426.4m), driven by the Takeda partnership, our strong commercial progress in China, and growth in third-party distribution sales, resulting in a net income of $101 million for 2023.

Oncology/Immunology consolidated revenue were up 223% (228% at CER) to $528.6 million (2022: $163.8m); towards the high end of our guidance driven by recognition of $280.0 million in partnering revenue for the upfront payment, $32.0 million for U.S. FDA approval milestone payments from Takeda, and our strong product sales growth resulting from in-market sales up 28% (35% at CER) to $213.6 million (2022: $167.1m);

•	ELUNATE® (fruquintinib China) in-market sales in 2023 increased 15% (22% at CER) to $107.5 million (2022: $93.5m), reflecting its continued lead in market share;

•	FRUZAQLA™ (fruquintinib U.S.) in-market sales in 2023 were $15.1 million, reflecting its U.S. launch in November 2023;

•	SULANDA® (surufatinib) in-market sales in 2023 increased 36% (43% at CER) to $43.9 million (2022: $32.3m), reflecting its growing market share after two years on the NRDL;

•	ORPATHYS® (savolitinib) in-market sales in 2023 increased 12% (19% at CER) to $46.1 million (2022: $41.2m). Sales in the first quarter were impacted by customary channel fluctuations ahead of its NRDL inclusion on March 1, with the subsequent three quarters of 2023 up 30% compared to the same period in 2022;

•	R&D services income up 116% (119% at CER) to $52.4 million (2022: $24.2m), now also including fees from our new partner Takeda for the management of regulatory activities;

•	Takeda upfront payment of $400.0 million received, of which $280.0 million recognized in revenue during 2023, with the remainder to be recognized when services and performance obligations are completed; and

•	Successful management of commercial operations to expand coverage of oncology hospitals and physicians, despite challenges from COVID-19-related disruptions around the start of the year, and from an anti-corruption crackdown of the healthcare sector in China in the second half of 2023. Hospital access and related activities became more restricted, but improved starting in October 2023.

$’millions	In-market Sales*				Consolidated Revenue**
	2023	2022	%Δ	(CER)	2023	2022	%Δ	(CER)
ELUNATE®	$ 107.5	$ 93.5	+15%	(+22%)	$ 83.2	$ 69.9	+19%	(+26%)
FRUZAQLA™	$ 15.1	—	—	—	$ 7.2	—	—	—
SULANDA®	$ 43.9	$ 32.3	+36%	(+43%)	$ 43.9	$ 32.3	+36%	(+43%)
ORPATHYS®	$ 46.1	$ 41.2	+12%	(+19%)	$ 28.9	$ 22.3	+30%	(+37%)
TAZVERIK®	$ 1.0	$ 0.1	>700%	—	$ 1.0	$ 0.1	>700%	—
Products Revenue	$ 213.6	$ 167.1	+28%	(+35%)	$ 164.2	$ 124.6	+32%	(+39%)
Other R&D services income					$ 52.4	$ 24.2	+116%	(+119%)
Upfront and milestone income					$ 312.0	$ 15.0
Total Oncology/Immunology					$ 528.6	$ 163.8	+223%	(+228%)
Other Ventures					$ 309.4	$ 262.6	+18%	(+24%)
Total revenue					$ 838.0	$ 426.4	+97%	(+102%)

* = For ELUNATE®, FRUZAQLA™ and ORPATHYS®, mainly represents total sales to third parties as provided by Lilly26, Takeda and AstraZeneca, respectively.

** = For ELUNATE®, represents drug product supply, commercial service fees and royalties paid by Lilly, to HUTCHMED, and sales to other third parties invoiced by HUTCHMED; for FRUZAQLA™, represents drug product supply and royalties paid by Takeda; for ORPATHYS®, represents drug product supply and royalties paid by AstraZeneca and sales to other third parties invoiced by HUTCHMED; for SULANDA® and TAZVERIK®, represents the Company’s sales of the products to third parties.

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II. REGULATORY UPDATES

China

•	Fruquintinib NDA accepted in combination with paclitaxel for second-line gastric cancer in April 2023;

•	Sovleplenib NDA accepted for primary ITP in January 2024, after receiving priority review status in 2023;

•	Fruquintinib received Breakthrough Therapy designation in combination with sintilimab for second-line endometrial cancer in July 2023;

•	Fruquintinib received Hong Kong approval for third-line CRC in January 2024; and

•	ORPATHYS® (savolitinib) and TAZVERIK® (tazemetostat) received Macau approvals in March 2023.

Ex-China

•	Fruquintinib U.S. FDA approved in November 2023 for previously treated metastatic CRC, after the NDA was granted priority review in May 2023;

•	Fruquintinib NDA submitted to the Japanese PMDA in September 2023;

•	Fruquintinib MAA submission to the EMA validated in June 2023; and

•	Savolitinib, in combination with TAGRISSO®, designated a U.S. FDA Fast Track program in January 2023 for the treatment of patients with NSCLC with MET overexpression and/or amplification, and who have had disease progression during or following prior TAGRISSO®.

III. LATE-STAGE CLINICAL DEVELOPMENT ACTIVITIES

Savolitinib (ORPATHYS® in China), a highly selective oral inhibitor of MET being developed broadly across MET-driven patient populations in lung, gastric and papillary renal cell carcinomas

•	Completed enrollment of a pivotal global Phase II study SAVANNAH (NCT03778229) for NSCLC patients who have progressed following TAGRISSO® due to MET amplification or overexpression designated as a Fast Track development program by the U.S. FDA, with the possibility of accelerated approval. Continued enrolling SAFFRON (NCT05261399), a global, pivotal Phase III study of the TAGRISSO® combination supporting SAVANNAH;

•	Reported positive results from the confirmatory China Phase IIIb study (NCT04923945) first-line cohort in MET exon 14 skipping alteration NSCLC; completed enrollment in a second-line cohort; and

•	Initiated the registration stage of a China Phase II study in third-line gastric cancer patients with MET amplification (NCT04923932).

Potential upcoming clinical and regulatory milestones for savolitinib:

•	Submit China NDA for first-line and second-line MET exon 14 skipping alteration NSCLC in early-2024;

•	Complete enrollment of SACHI (NCT05015608), a pivotal Phase III study of the TAGRISSO® combination in China for NSCLC patients with MET amplification following progression on EGFR inhibitor treatment in late 2024;

•	Complete enrollment of SANOVO (NCT05009836), a pivotal Phase III study of the TAGRISSO® combination in China in first-line NSCLC patients with EGFR mutation & MET overexpression in late 2024; and

•	Engage U.S. FDA regarding possible NDA filing on SAVANNAH, subject to positive results, around year end 2024.

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Fruquintinib (ELUNATE® in China, FRUZAQLA™ in the U.S.), a highly selective oral inhibitor of VEGFR27 1/2/3 designed to have enhanced selectivity that limits off-target kinase activity, allowing for high drug exposure, sustained target inhibition, and flexibility for the potential use as part of a combination therapy

•	Presented FRUTIGA (NCT03223376) results at ASCO[28] Plenary in February 2024 in second-line gastric cancer patients on fruquintinib plus paclitaxel. PFS[29], ORR[30] and DCR[31] endpoints showed statistically significant improvements. Although OS32 improvement was not statistically significant overall, it was statistically significant in a pre-specified analysis excluding patients taking subsequent antitumor therapy;

•	Completed enrollment of FRUSICA-1 (NCT03903705), a China endometrial cancer registration cohort of a Phase II study of fruquintinib in combination with PD-1[33] antibody sintilimab in July 2023;

•	Completed enrollment of FRUSICA-2 (NCT05522231), a China Phase II/III study of fruquintinib in combination with PD-1 antibody sintilimab in clear cell RCC in December 2023;

•	Updated results from the clear cell RCC cohort of a China Phase II study on fruquintinib in combination with PD-1 antibody sintilimab at ASCO 2023 (NCT03903705); and

•	Published in peer-reviewed journal The Lancet positive results of the global Phase III FRESCO-2 registration trial (NCT04322539) in previously treated metastatic CRC patients in June 2023.

Potential upcoming clinical and regulatory milestones for fruquintinib:

•	Completion of EMA MAA review for previously-treated metastatic CRC in mid-2024;

•	Completion of PMDA NDA review for previously-treated metastatic CRC in late-2024;

•	Registration filing to the NMPA for second-line endometrial cancer in early 2024; and

•	Top-line results from Phase II/III registration trial in clear cell RCC around year end 2024.

Surufatinib (SULANDA® in China), an oral inhibitor of VEGFR, FGFR34 and CSF-1R35 designed to inhibit tumor angiogenesis and promote immune response against tumor cells via tumor associated macrophage regulation

•	Reported data from the Phase Ib/II China toripalimab (PD-1 antibody) combination study at the 2023 AACR[36] and ASCO annual meetings (NCT04169672); and

•	Reported encouraging early results at ASCO 2023 of an investigator-initiated trial of surufatinib in combination with a PD-1 antibody and chemotherapy in first-line treatment for pancreatic ductal adenocarcinoma.

Sovleplenib (HMPL-523), an investigative and highly selective oral inhibitor of Syk, an important component of the Fc receptor and B-cell receptor signaling pathway

•	Met primary endpoint and all secondary endpoints for a pivotal Phase III study (NCT05029635) in adult patients with primary ITP in China; and

•	Met primary endpoint for a Phase II Proof-of-Concept study in warm AIHA[37] in China (NCT05535933) with Phase III registration study being planned.

Potential upcoming clinical milestones for sovleplenib:

•	Submit ESLIM-01 results for publication and/or presentation in mid-2024; and

•	Initiate a dose-finding study in ITP in the U.S./EU in mid-2024.

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Tazemetostat (TAZVERIK® in Macau and the China Hainan Pilot Zone), a first-in-class, oral inhibitor of EZH2 licensed from Ipsen38

•	Completed recruitment of a China bridging study in follicular lymphoma for conditional registration based on U.S. approvals in September 2023 (NCT05467943);

•	Approved and launched in the Macau Special Administrative Region in March 2023; and

•	Published promising results from the Phase Ib portion of SYMPHONY-1, a global Phase 1b/III combination study in relapsed/refractory follicular lymphoma patients after at least two prior therapies (NCT04224493). ORR was 90.9%, and in the recommended Phase III dose cohort, 18-month PFS and DoR[39] estimates were 94.4% and 100% with no dose-limiting toxicities.

Potential upcoming clinical and regulatory milestones for tazemetostat:

•	China NDA filing for relapsed/refractory 3L+ follicular lymphoma expected in late 2024.

HMPL-453, a novel, highly selective and potent inhibitor targeting FGFR 1, 2 and 3

•	Reported human data for the first time at the 2023 ASCO annual meeting; and

•	After consultation with NMPA, initiated the registration phase of the ongoing Phase II trial for IHCC[40] patients with FGFR 2 fusion (NCT04353375).

Amdizalisib (HMPL-689), an investigative and highly selective oral inhibitor of PI3Kδ41 designed to address the gastrointestinal and hepatotoxicity associated with currently approved and clinical-stage PI3Kδ inhibitors

•	Met primary endpoint of ORR in the follicular lymphoma cohort of a China registration Phase II study with Breakthrough Therapy designation (NCT04849351). However, in recent discussions with China NMPA, it is clear that a randomized study is now required to support registration. In view of the changing regulatory requirement, we are currently evaluating the clinical development plan and regulatory guidance before deciding the regulatory strategy for this indication.

IV. COLLABORATION UPDATES

Closed Exclusive Worldwide License to Takeda for Fruquintinib Outside China

•	Takeda is responsible for development, manufacturing and commercialization in all indications and territories outside of mainland China, Hong Kong and Macau; and

•	HUTCHMED is eligible to receive up to $1.13 billion, including the $400 million upfront received in April 2023, and up to $730 million in additional potential payments relating to regulatory, development and commercial sales milestones, of which a $35 million milestone payment was received in December 2023 after the approval by the U.S. FDA, as well as manufacturing income and royalties on net sales.

Further clinical progress by Inmagene42 with two candidates discovered by HUTCHMED

•	Inmagene initiated two global Phase IIa trials with IMG-007, an anti-OX40 antibody, in adults with moderate-to-severe atopic dermatitis and in adults with alopecia areata. It was safe and well-tolerated in the completed Phase I study with no reports of pyrexia or chills, which are common adverse events of rocatinlimab, another anti-OX40 treatment;

•	Inmagene completed a Phase I study with IMG-004, a reversible, non-covalent, highly selective oral BTK[43] inhibitor designed to target immunological diseases. IMG-004 was safe and well-tolerated in this single-ascending-dose study, with a long half-life and sustained pharmacodynamic effects that are well above others in its class; and

•	Inmagene exercised options for an exclusive license to further develop, manufacture and commercialize these two drug candidates worldwide subject to completion of a share subscription agreement signed in February 2024 for approximately 7.5% of Inmagene shares (fully diluted).

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V. OTHER VENTURES

Other Ventures include our profitable prescription drug marketing and distribution platforms

•	Consolidated revenue increased by 18% (24% at CER) to $309.4 million (2022: $262.6m);

•	SHPL[44] non-consolidated joint venture revenue increased by 4% (10% at CER) to $385.5 million (2022: $370.6m);

•	Consolidated net income attributable to HUTCHMED from our Other Ventures decreased by 8% (3% at CER) to $50.3 million (2022: $54.6m), which was primarily due to decrease on the net income contributed from SHPL of $47.4 million (2022: $49.9m) resulting from the impact of gradual price adjustment from volume-based procurement;

•	Disposed interests in HHOHK[45] and HSN[46] for $5.1 million; and

•	We continue to explore opportunities to monetize the underlying value of our SHPL joint venture including various divestment and equity capital market alternatives.

VI. SUSTAINABILITY

HUTCHMED is committed to progressively embedding sustainability into all aspects of our operations and creating long-term value for our stakeholders. In 2023, we continued to make progress, including:

•	Satisfactory progress made in 11 short- to long-term goals and targets; sustainability performance on goals and targets continued to be incorporated into management’s performance-based remuneration;

•	Enhanced climate actions by conducting Scope 3 emissions screening and measurement, and engaging with suppliers to gradually implement sustainability initiatives collaboratively. Following the climate risk assessment in 2022, regular monitoring and reviews on climate risks and opportunities have been undertaken; our climate actions continue to be disclosed in alignment with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD);

•	Enhanced data quality by introducing a digital data collection platform to streamline collecting, managing, and reporting data, ensuring improved data reliability, comparability and transparency;

•	Strengthened alignment in the five key sustainability pillars which encompassed the most relevant and material sustainability topics for HUTCHMED, including (i) climate action; (ii) access to healthcare; (iii) human capital; (iv) ethics and transparency; and (v) innovation;

•	Marked improvements shown in major ESG ratings and awards, reflecting wider recognition of HUTCHMED’s efforts in sustainability; and

•	Enhanced disclosure by referencing the latest sustainability disclosure standards and sector specific disclosure standards ahead of requirement.

These efforts will continue to guide HUTCHMED towards a more sustainable future. The 2023 Sustainability Report will be published alongside our 2023 Annual Report in April 2024 and will include further information on HUTCHMED sustainability initiatives and their performance.

VII. IMPACT OF COVID-19

While restrictive measures related to COVID-19 were gradually lifted in China starting from December 2022, COVID-19 had some impact on our research, clinical studies and our commercial activities in the first few months of 2023. Measures were put in place to reduce the impact and, in the second quarter of 2023, these activities normalized.

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FINANCIAL HIGHLIGHTS

Foreign exchange impact: The RMB depreciated against the U.S. dollar on average by approximately 5% during 2023, which has impacted our consolidated financial results as highlighted below.

Cash, Cash Equivalents and Short-Term Investments were $886.3 million as of December 31, 2023 compared to $631.0 million as of December 31, 2022.

•	Adjusted Group (non-GAAP47) net cash flows excluding financing activities in 2023 were $206.7 million (2022: -$297.9m) mainly due to the receipt of $435 million in upfront and milestone payments from Takeda; and

•	Net cash generated from financing activities in 2023 totaled $48.7 million mainly due to the drawdowns of bank borrowings (2022: net cash used in financing activities of $82.8m).

Revenue for the year ended December 31, 2023 were $838.0 million compared to $426.4 million in 2022.

•	Oncology/Immunology consolidated revenue increased 223% (228% at CER) to $528.6 million (2022: $163.8m) resulting from:

▪	ELUNATE® revenue increased 19% (26% at CER) to $83.2 million (2022: $69.9m) due to continued market share gains, comprising of manufacturing revenue, promotion and marketing service revenue and royalties;

▪	FRUZAQLA™ revenue was $7.2 million, reflecting its U.S. launch in early November 2023, comprising of manufacturing revenue and royalties;

▪	SULANDA® revenue increased 36% (43% at CER) to $43.9 million (2022: $32.3m) from our continuing marketing activities, increasing patient access and longer durations of treatment;

▪	ORPATHYS® revenue increased 30% (37% at CER) to $28.9 million (2022: $22.3m) after inclusion in the NRDL effective from March 2023, comprising of manufacturing revenue and royalties;

▪	TAZVERIK® revenue was $1.0 million (2022: $0.1m) from further sales in the Hainan Pilot Zone;

▪	Partnering revenue of $312.0 million was the $280 million recognized portion of the $400 million upfront payment, and the $32 million recognized portion of the US$35 million milestone payment from Takeda; and

▪	Other R&D services income of $52.4 million (2022: $24.2m), primarily related to fees from AstraZeneca, Lilly and Takeda for the management of development and regulatory activities.

•	Other Ventures consolidated revenue increased 18% (24% at CER) to $309.4 million (2022: $262.6m), mainly due to higher sales of prescription drugs. This excludes 4% (10% at CER) growth in non-consolidated revenue at SHPL of $385.5 million (2022: $370.6m).

Net Expenses for 2023 were $737.2 million compared to $787.2 million in 2022.

•	Cost of Revenue increased by 24% to $384.4 million (2022: $311.1m), of which cost of revenue from our Other Ventures increased by 21% to $292.7 million (2022: $241.9m) due to the increasing sales of third-party prescription drug products. Cost of revenue from Oncology/Immunology increased by 33% to $91.7 million (2022: $69.2m) due to the increase in product sales of our marketed products and the cost of provision of promotion and marketing services for ELUNATE® resulting from the increased sales force;

•	R&D Expenses reduced 22% to $302.0 million (2022: $386.9m), mainly due to the completion of several large registration-enabling trials, the focus on ex-China development through partnerships, and the ongoing strategic prioritization of our pipeline. Our international clinical and regulatory operations in the U.S. and Europe incurred expenses of $106.9 million (2022: $170.9m), while R&D expenses in China were $195.1 million (2022: $216.0m);

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•	SG&A48 Expenses were $133.2 million (2022: $136.1m), which decreased primarily due to the restructuring of our U.S. Oncology/Immunology commercial operations at the end of 2022 while our China commercial infrastructure was able to support further revenue growth; and

•	Other Items mainly comprised of equity in earnings of SHPL, interest income and expense, FX and taxes, generated net income of $82.4 million (2022: $46.9m), which increased primarily due to higher interest income after receiving the $400 million Takeda upfront payment.

Net Income attributable to HUTCHMED for 2023 was $100.8 million compared to Net Loss attributable to HUTCHMED of $360.8 million in 2022.

•	The net income attributable to HUTCHMED in 2023 was $0.12 per ordinary share / $0.59 per ADS[49], compared to net loss attributable to HUTCHMED of $0.43 per ordinary share / $2.13 per ADS in 2022.

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FINANCIAL SUMMARY

Condensed Consolidated Balance Sheets Data

(in $’000)

	As of December 31,
	2023	2022
Assets
Cash and cash equivalents and short-term investments	886,336	630,996
Accounts receivable	116,894	97,988
Other current assets	93,609	110,904
Property, plant and equipment	99,727	75,947
Investments in equity investees	48,411	73,777
Other non-current assets	34,796	39,833
Total assets	1,279,773	1,029,445
Liabilities and shareholders’ equity
Accounts payable	36,327	71,115
Other payables, accruals and advance receipts	271,399	264,621
Deferred revenue	127,119	13,537
Bank borrowings	79,344	18,104
Other liabilities	22,197	25,198
Total liabilities	536,386	392,575
Company’s shareholders’ equity	730,541	610,367
Non-controlling interests	12,846	26,503
Total liabilities and shareholders’ equity	1,279,773	1,029,445

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Condensed Consolidated Statements of Operations Data

(in $’000, except share and per share data)

	Year Ended December 31,
	2023	2022
Revenue:
Oncology/Immunology – Marketed Products	164,165	124,642
Oncology/Immunology – R&D	364,451	39,202
Oncology/Immunology consolidated revenue	528,616	163,844
Other Ventures	309,383	262,565
Total revenue	837,999	426,409

Operating expenses:
Cost of revenue	(384,447)	(311,103)
Research and development expenses	(302,001)	(386,893)
Selling and general administrative expenses	(133,176)	(136,106)
Total operating expenses	(819,624)	(834,102)

Other income/(expense), net	39,933	(2,729)
Income/(loss) before income taxes and equity in earnings of equity investees	58,308	(410,422)
Income tax (expense)/benefit	(4,509)	283
Equity in earnings of equity investees, net of tax	47,295	49,753
Net income/(loss)	101,094	(360,386)
Less: Net income attributable to non-controlling interests	(314)	(449)
Net income/(loss) attributable to HUTCHMED	100,780	(360,835)

Earnings/(losses) per share attributable to HUTCHMED (US$ per share)
– basic	0.12	(0.43)
– diluted	0.12	(0.43)
Number of shares used in per share calculation
– basic	849,654,296	847,143,540
– diluted	869,196,348	847,143,540

Earnings/(losses) per ADS attributable to HUTCHMED (US$ per ADS)
– basic	0.59	(2.13)
– diluted	0.58	(2.13)
Number of ADSs used in per share calculation
– basic	169,930,859	169,428,708
– diluted	173,839,270	169,428,708

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OUTLOOK AND FINANCIAL GUIDANCE

2023 was an impressive year for HUTCHMED, in large part due to the upfront payment of $400 million received from Takeda, of which $280 million was recognized in revenue during 2023, with the remainder to be recognized when services and performance obligations are completed over approximately three years.

Full year 2024 guidance for Oncology/Immunology consolidated revenue is $300 million to $400 million, driven by 30% to 50% growth target in oncology marketed product revenue.

HUTCHMED’s work in 2024 and beyond will be supported by its strong balance sheet, which grew by $255 million to $886 million in Cash, Cash Equivalents and Short-Term Investments as of December 31, 2023. The Company is thus well placed to deliver against its target to become a self-sustaining business and its goal to bring its innovative medicines to patients globally through its own sales network in China markets and through partners worldwide.

Shareholders and investors should note that:

•	we do not provide any guarantee that the statements contained in the financial guidance will materialize or that the financial results contained therein will be achieved or are likely to be achieved; and

•	we have in the past revised our financial guidance and reference should be made to any announcements published by us regarding any updates to the financial guidance after the date of publication of this announcement.

Use of Non-GAAP Financial Measures and Reconciliation – References in this announcement to adjusted Group net cash flows excluding financing activities and financial measures reported at CER are based on non-GAAP financial measures. Please see the “Use of Non-GAAP Financial Measures and Reconciliation” below for further information relevant to the interpretation of these financial measures and reconciliations of these financial measures to the most comparable GAAP measures, respectively.

Conference calls and audio webcast presentations scheduled today at 7:30 a.m. EST / 12:30 p.m. GMT / 8:30 p.m. HKT in English. In addition to the usual English webcast, there will also be a Chinese (Putonghua) webcast at 8:30 a.m. HKT on Thursday, February 29, 2024. After registering, investors may access a live audio webcast of the call via HUTCHMED’s website at www.hutch-med.com/event/.

Participants who wish to join the call by telephone and ask a question must register. Upon registration, each participant will be provided with dial-in numbers and a unique PIN.

FINANCIAL STATEMENTS

HUTCHMED will today file with the U.S. Securities and Exchange Commission its Annual Report on Form 20-F.

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM; HKEX: 13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery, global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has approximately 5,000 personnel across all its companies, at the center of which is a team of about 1,800 in oncology/immunology. Since inception, HUTCHMED has focused on bringing cancer drug candidates from in-house discovery to patients around the world, with its first three oncology medicines now approved marketed in China, the first of which is also marketed in the U.S. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

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Contacts

Investor Enquiries	+852 2121 8200 / +1 973 306 4490 / ir@hutch-med.com

Media Enquiries
Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) / HUTCHMED@fticonsulting.com
Zhou Yi, Brunswick	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley / Daphne Zhang, Panmure Gordon	+44 (20) 7886 2500

References

Unless the context requires otherwise, references in this announcement to the “Group,” the “Company,” “HUTCHMED,” “HUTCHMED Group,” “we,” “us,” and “our,” mean HUTCHMED (China) Limited and its subsidiaries unless otherwise stated or indicated by context.

Past Performance and Forward-Looking Statements

The performance and results of operations of the Group contained within this announcement are historical in nature, and past performance is no guarantee of future results of the Group. This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words like “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “pipeline,” “could,” “potential,” “first-in-class,” “best-in-class,” “designed to,” “objective,” “guidance,” “pursue,” or similar terms, or by express or implied discussions regarding potential drug candidates, potential indications for drug candidates or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that any of our drug candidates will be approved for sale in any market, that any approvals which have been obtained will continue to remain valid and effective in the future, or that the sales of products marketed or otherwise commercialized by HUTCHMED and/or its collaboration partners (collectively, “HUTCHMED’s Products”) will achieve any particular revenue or net income levels. In particular, management’s expectations could be affected by, among other things: unexpected regulatory actions or delays or government regulation generally, including, among others, the risk that HUTCHMED’s ADSs could be barred from trading in the United States as a result of the Holding Foreign Companies Accountable Act and the rules promulgated thereunder; the uncertainties inherent in research and development, including the inability to meet our key study assumptions regarding enrollment rates, timing and availability of subjects meeting a study’s inclusion and exclusion criteria and funding requirements, changes to clinical protocols, unexpected adverse events or safety, quality or manufacturing issues; the inability of a drug candidate to meet the primary or secondary endpoint of a study; the inability of a drug candidate to obtain regulatory approval in different jurisdictions or the utilization, market acceptance and commercial success of HUTCHMED’s Products after obtaining regulatory approval; discovery, development and/or commercialization of competing products and drug candidates that may be superior to, or more cost effective than, HUTCHMED’s Products and drug candidates; the impact of studies (whether conducted by HUTCHMED or others and whether mandated or voluntary) or recommendations and guidelines from governmental authorities and other third parties on the commercial success of HUTCHMED’s Products and drug candidates in development; the ability of HUTCHMED to manufacture and manage supply chains for multiple products and drug candidates; the availability and extent of reimbursement of HUTCHMED’s Products from third-party payers, including private payer healthcare and insurance programs and government insurance programs; the costs of developing, producing and selling HUTCHMED’s Products; the ability of HUTCHMED to meet any of its financial projections or guidance and changes to the assumptions underlying those projections or guidance; global trends toward health care cost containment, including ongoing pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, intellectual property disputes, and government investigations generally; and general economic and industry conditions, including uncertainties regarding the effects of the persistently weak economic and financial environment in many countries, uncertainties regarding future global exchange rates and uncertainties regarding the impact of pandemics and disease outbreaks. For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission, on AIM and on HKEX50. HUTCHMED is providing the information in this announcement as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

In addition, this announcement contains statistical data and estimates that HUTCHMED obtained from industry publications and reports generated by third-party market research firms. Although HUTCHMED believes that the publications, reports and surveys are reliable, HUTCHMED has not independently verified the data and cannot guarantee the accuracy or completeness of such data. You are cautioned not to give undue weight to this data. Such data involves risks and uncertainties and are subject to change based on various factors, including those discussed above.

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Inside Information

This announcement contains inside information for the purposes of Article 7 of Regulation (E.U.) No 596/2014 (as it forms part of retained E.U. law as defined in the European Union (Withdrawal) Act 2018).

Medical Information

This announcement contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

Ends

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OPERATIONS REVIEW

ONCOLOGY/IMMUNOLOGY

We discover, develop, manufacture and market targeted therapies and immunotherapies for the treatment of cancer and immunological diseases through a fully integrated team of approximately 900 scientists and staff (December 31, 2022: ~960), and an in-house oncology commercial organization of approximately 930 staff (December 31, 2022: ~870).

We have 13 oncology drug candidates in clinical trials. Three of our medicines, fruquintinib, surufatinib and savolitinib, have all been approved and launched in mainland China with fruquintinib also approved in the U.S., Hong Kong and Macau. Our fourth medicine, tazemetostat, has been approved and launched in Hainan Pilot Zone and Macau.

MARKETED PRODUCT SALES

Despite some initial challenges in the first quarter of the year due to the impact of COVID-19 and impact from an anti-corruption crackdown of the healthcare sector in China from the third quarter onwards, in-market sales of HUTCHMED’s novel oncology products continued to grow at 28% (35% at CER) to $213.6 million (2022: $167.1m) in 2023.

Fruquintinib (ELUNATE® in China, FRUZAQLA™ in the U.S.)

ELUNATE® is approved for the treatment of third-line metastatic CRC for which there is an approximate incidence of 105,000 new patients per year in China. In 2023, ELUNATE® in China achieved in-market sales of $107.5 million, up 15% (22 % at CER) versus 2022 ($93.5 million). In China, ELUNATE® is the leading treatment for late-stage CRC with 47% of 3L treated patient share according to an IQVIA tracking study in Q2 2023.

Under the terms of our agreement with Lilly, HUTCHMED manages all on-the-ground medical detailing, promotion and local and regional marketing activities for ELUNATE® in China. We consolidate as revenue approximately 70-80% of ELUNATE® in-market sales from manufacturing fees, service fees and royalties paid to us by Lilly. In 2023, we consolidated $83.2 million in revenue for ELUNATE®, equal to 77% of in-market sales.

Following negotiations with the China NHSA51, ELUNATE® continues to be included in the NRDL for a new two-year term starting in January 2024 at the same price as the 2023 NRDL price.

Takeda launched FRUZAQLA™ in the U.S. within 48 hours after it was approved for previously-treated metastatic CRC on November 8, 2023, with the first prescription received a day after approval. According to Takeda, uptake has been strong, with new patient starts exceeding expectations, and additional regulatory applications progressing as expected including in the EU and Japan. Since its launch until the end of 2023, FRUZAQLA™ achieved in-market U.S. sales of $15.1 million.

This U.S. patient uptake was in parallel to the rapid inclusion of fruquintinib to the 2023 “NCCN Clinical Practice Guidelines for Colon Cancer” and the 2023 “NCCN Clinical Practice Guidelines for Rectal Cancer” on November 16, 2023. Fruquintinib has also been successfully recommended in six other major treatment guidelines for colorectal cancer. These will continue to drive awareness and usage of fruquintinib among doctors and patients.

In January 2024, ELUNATE® was approved in the Hong Kong Special Administrative Region. This was the first medicine to be approved under the new mechanism for registration of new drugs (“1+” mechanism). CRC was the second most common cancer in Hong Kong in 2021, with about 5,900 new patients diagnosed and associated with about 2,300 deaths.

Surufatinib (SULANDA® in China)

SULANDA® was launched in China in 2021 for the treatment of all advanced NETs52 for which there is an approximate incidence of 34,000 new patients per year in China.

Total in-market sales in 2023 increased by 36% (43% at CER) to $43.9 million (2022: $32.3 million). According to IQVIA tracking study report in Q4 2023, SULANDA® maintained its position in the market with 21% prescription share in NET treatment, ahead of competitors SUTENT® and AFINITOR®.

Following negotiations with the China NHSA, SULANDA® continues to be included in the NRDL for a new two-year term starting in January 2024, at the same price as the 2023 NRDL price.

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Surufatinib has been successfully recommended in 2023 “Chinese medical association consensus for standardized diagnosis and treatment of pancreatic cancer neuroendocrine neoplasms” and four other treatment guidelines for neuroendocrine tumors. As a result, doctors’ acceptance and patients’ access to SULANDA® continue to increase.

Savolitinib (ORPATHYS® in China)

ORPATHYS® is the first-in-class selective MET inhibitor to be approved in China, launched and marketed by our partner, AstraZeneca for patients with MET exon 14 skipping alteration NSCLC. More than a third of the world’s lung cancer patients are in China. Among those with NSCLC globally, approximately 2-3% have tumors with MET exon 14 skipping alterations.

In 2021, 2022 and the first two months of 2023, ORPATHYS® was sold as a self-pay drug. Following negotiations with the China NHSA in January 2023, ORPATHYS® has been included in the updated NRDL since March 1, 2023 at a 38% discount relative to the self-pay price, broadening patient access to this medicine. Sales in 2023 were impacted by customary channel fluctuations following the announcement (in January 2023) and implementation of the NRDL listing (in March 2023), with increased volume in the latter part of 2023. In-market sales for ORPATHYS® increased 12% (increased 19% at CER) in 2023 to $46.1 million (2022: $41.2m) resulting in our consolidation of $28.9 million (2022: $22.3m) in revenue primarily from drug product supply and royalties. Sales in the second, third and fourth quarters of 2023 were substantially higher than during the same period in 2022 before NRDL listing, increasing 104% by volume.

Market understanding of the need for MET testing has improved significantly, with approximately half of new advanced/relapsed NSCLC patients in China being tested. In the National Health Commission’s Treatment Guidelines for Primary Lung Cancer 2022 and the China Medical Association Oncology Committee Lung Cancer Group’s China Medical Association Guideline for Clinical Diagnosis and Treatment of Lung Cancer, ORPATHYS® was identified as the only targeted therapy recommended for MET exon 14 patients, while a similar guideline from CSCO53 also recommended ORPATHYS® as the standard of care for such patients. As MET testing awareness and access increases, more patients are expected to be prescribed a selective MET inhibitor.

In March 2023, ORPATHYS® was also approved in the Macau Special Administrative Region.

Tazemetostat (TAZVERIK® in Hainan and Macau, China; the U.S. and Japan)

In May 2022, TAZVERIK® was approved by the Health Commission and Medical Products Administration of Hainan Province to be used in the Hainan Boao Lecheng International Medical Tourism Pilot Zone (Hainan Pilot Zone), under the Clinically Urgently Needed Imported Drugs scheme, for the treatment of certain patients with epithelioid sarcoma and follicular lymphoma consistent with the label as approved by the FDA. Tazemetostat was included in the 2022 CSCO guidelines for epithelioid sarcoma. 16 epithelioid sarcoma patients began treatment in 2023 (2022: 3). Tazemetostat is included in the 2023 CSCO guideline for follicular lymphoma.

In March 2023, TAZVERIK® was approved in the Macau Special Administrative Region.

RESEARCH & DEVELOPMENT

With U.S. FDA approval of fruquintinib in November 2023, we now possess a track record of discovery, clinical development and marketing approval of an innovative medicine in the global market.

Our strategy is aimed at accelerating our path to establish a long-term sustainable business, by prioritizing late-stage and registrational studies in China and partnering outside of China. HUTCHMED intends to continue to run early phase development programs for selected drug candidates internationally where we believe we can differentiate from a global perspective.

Below is a summary update of the clinical trial progress of our investigational drug candidates. For more details about each trial, please refer to recent scientific publications.

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Savolitinib (ORPATHYS® in China)

Savolitinib is an oral, potent, and highly selective oral inhibitor of MET. In global partnership with AstraZeneca, savolitinib is being studied in NSCLC, PRCC54 and gastric cancer clinical trials with about 2,500 patients to date, both as a monotherapy and in combinations. AstraZeneca has paid HUTCHMED $85 million of the total $140 million in upfront payments, development and approval milestones that are potentially payable under the relevant license and collaboration agreement.

MET-aberration is a major mechanism for acquired resistance to both first/second-generation EGFR TKIs as well as third-generation EGFR TKIs like TAGRISSO®. Among patients who experience disease progression post-TAGRISSO® treatment, approximately 15-50% present with MET aberration. The prevalence of MET amplification and overexpression may differ depending on the sample type, detection method and assay cut-off used. Savolitinib has been studied extensively in these patients in the TATTON (NCT02143466) and SAVANNAH (NCT03778229) studies. The encouraging results led to the initiation of three Phase III studies: SACHI and SANOVO were initiated in China in 2021, and the global, pivotal Phase III SAFFRON study started enrollment in 2022.

Savolitinib – NSCLC updates:

The table below shows a summary of the clinical studies for savolitinib in lung cancer patients.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib + TAGRISSO®	SAVANNAH: 2L/3L EGFRm+[55]; TAGRISSO® refractory; MET+	Global	II Registration-intent	Fully enrolled	NCT03778229
Savolitinib + TAGRISSO®	SAFFRON: 2L/3L EGFRm+; TAGRISSO® refractory; MET+	Global	III	Ongoing since 2022	NCT05261399
Savolitinib + TAGRISSO®	SACHI: 2L EGFR TKI refractory NSCLC; MET+	China	III	Ongoing since 2021	NCT05015608
Savolitinib + TAGRISSO®	SANOVO: Naïve patients with EGFRm & MET+	China	III	Ongoing since 2021	NCT05009836
Savolitinib monotherapy	MET exon 14 skipping alterations	China	II Registration	Approved & launched in 2021; Final OS analysis at ELCC[56] 2022	NCT02897479
Savolitinib monotherapy	MET exon 14 skipping alterations	China	IIIb Confirmatory	Fully enrolled in H1 2023; 1L cohort data at WCLC[57] 2023	NCT04923945
Savolitinib + IMFINZI®	SOUND: MET-driven, EGFR wild type	China	II	Ongoing since 2022	NCT05374603

The SAVANNAH global Phase II study in patients who have progressed following TAGRISSO® due to MET amplification or overexpression has completed recruitment. In January 2023, the U.S. FDA designated as a Fast Track development program the investigation of savolitinib for use in combination with TAGRISSO® for the treatment of patients with locally advanced or metastatic NSCLC whose tumors have MET overexpression and/or amplification, as detected by an FDA-approved test, and who have had disease progression during or following prior TAGRISSO®. We continue to evaluate the possibility of using the SAVANNAH study as the basis for U.S. accelerated approval. In comparison to other treatments options, this treatment is chemotherapy-free, biomarker-specific and orally administered, aiming for a balanced efficacy, safety and quality-of-life profile for lung cancer patients.

The SAFFRON study, which will evaluate the efficacy and safety of savolitinib in combination with TAGRISSO® compared to pemetrexed plus platinum doublet-chemotherapy, has now activated a majority of the approximately 250 sites in over 20 countries planned for the study.

Two registrational studies are ongoing in China in EGFR mutated NSCLC with MET aberrations: the SANOVO study in treatment naïve patients, and SACHI study in patients whose disease progressed following treatment with any first-line EGFR TKI. Both trials are expected to complete enrollment in 2024.

Update on MET altered, EGFR wild type NSCLC in China – The June 2021 monotherapy approval by the NMPA was based on positive results from a Phase II trial conducted in China in patients with NSCLC with MET exon 14 skipping alterations (NCT02897479). A confirmatory Phase IIIb study in this patient population fully enrolled in H1 2023 (NCT04923945). Results from the first-line cohort of this study were disclosed at WCLC 2023. At data cut-off date of April 30, 2023, among the 84 patients in the tumor response evaluable set (TRES), ORR was 60.7% (95% CI: 49.5% to 71.2%) and DCR was 95.2% (95% CI: 88.3% to 98.7%), as assessed by an independent review committee. At median follow-up of 11.1 months, median PFS was 13.8 months (95% CI: 9.7 months to not reached). Median DoR and OS have not been reached. No new safety signals were observed.

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Savolitinib – Gastric cancer:

MET-driven gastric cancer has a very poor prognosis. Multiple Phase II studies have been conducted in Asia to study savolitinib in MET-driven gastric cancer, of which approximately 5% of all gastric cancer patients, demonstrated promising efficacy, including VIKTORY. The VIKTORY study reported a 50% ORR with savolitinib monotherapy in gastric cancer patients whose tumors harbor MET amplification.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib	3L gastric cancer with MET amplification. Two-stage, single-arm study	China	II registration-intent	~64 patient registration cohort enrolling since March 2023; Breakthrough Therapy Designation	NCT04923932

Preliminary efficacy and safety data from an interim analysis of 20 patients in a Phase II trial of savolitinib monotherapy in patients with MET-amplified advanced or metastatic gastroesophageal junction adenocarcinomas or gastric cancer was reported at AACR 2023, showing promising efficacy in patients with MET-amplified diseases, particularly in patients with high MET gene copy number. Confirmed ORR by independent review was 45%, or 50% in the 16 patients with high MET gene copy number. DoR rate at 4-months was 85.7%. The most common grade 3 or above TRAEs58 (more than 5%) were decreased platelet count, hypersensitivity, anemia, neutropenia and abnormal hepatic function. The BID59 regimen is being investigated to further evaluate the efficacy and safety of savolitinib in MET high patients. Following consultation with the NMPA with this data, a patient registration cohort began enrolling in March 2023.

Savolitinib – Kidney cancer:

MET is a key genetic driver in PRCC. Emerging evidence suggests that combining immunotherapies with a MET inhibitor could enhance anti-tumor activity. PRCC is a subtype of kidney cancer, representing about 15% of patients, with no treatments approved for patients with tumors that harbor MET-driven alterations. Savolitinib has been studied in multiple global studies in PRCC patients, including the SAVOIR monotherapy and CALYPSO combination therapy global Phase II trials, that both demonstrated highly encouraging results. 24-month follow-up of CALYPSO trial (NCT02819596) showed median PFS of 15.7 months and median OS of 27.4 months in MET-driven PRCC patients. These results led to the initiation of a global Phase III, the SAMETA study, in 2021. Over 140 sites in over 20 countries are enrolling patients.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib + IMFINZI®	SAMETA: MET-driven, unresectable and locally advanced or metastatic PRCC	Global	III	Ongoing since 2021	NCT05043090

Fruquintinib (ELUNATE® in China, FRUZAQLA™ in the U.S.)

Fruquintinib is a novel, selective, oral inhibitor of VEGFR 1/2/3 kinases that was designed to improve kinase selectivity to minimize off-target toxicity and thereby improve efficacy and tolerability. Fruquintinib has been studied in clinical trials with about 5,700 patients to date, both as a monotherapy and in combination with other agents.

Aside from its first approved indication of previously-treated metastatic CRC (in China and the U.S.), studies of fruquintinib combined with various checkpoint inhibitors (including TYVYT® and tislelizumab) are underway. Registration-intent studies combined with chemotherapy (FRUTIGA study in gastric cancer) or checkpoint inhibitors (TYVYT® combo, in endometrial cancer and RCC) are ongoing in China.

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We are partnered with Lilly in China and with Takeda outside of China. The table below shows a summary of the clinical studies for fruquintinib.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Fruquintinib monotherapy	FRESCO-2: metastatic CRC	U.S. / Europe / Japan / Aus.	III	Approved & launched in the U.S. in Nov 2023; EMA MAA validated in Jun 2023; NDA filed in Japan in Sep 2023; Results published in The Lancet; further data presented at ASCO GI60, JSMO[61] & ASCO 2023	NCT04322539
Fruquintinib monotherapy	FRESCO: ≥ 3L CRC; chemotherapy refractory	China	III	Approved & launched in 2018	NCT02314819
Fruquintinib + paclitaxel	FRUTIGA: 2L gastric cancer	China	III	Supplemental NDA accepted by NMPA in Apr 2023; data at ASCO Plenary Series Feb 2024	NCT03223376
Fruquintinib + TYVYT® (PD-1)	FRUSICA-1: endometrial cancer	China	II registration-intent	Fully enrolled; NDA filing expected in early 2024; Ib data at CSCO 2021	NCT03903705
Fruquintinib + TYVYT® (PD-1)	FRUSICA-2: clear cell renal cell carcinoma	China	II/III	Fully enrolled; topline results expected around year end 2024	NCT05522231
Fruquintinib + TYVYT® (PD-1)	Clear cell renal cell carcinoma	China	Ib/II	Fully enrolled; Updated data at ASCO 2023	NCT03903705
Fruquintinib + TYVYT® (PD-1)	CRC	China	II	Data published in European Journal of Cancer	NCT04179084
Fruquintinib + TYVYT® (PD-1)	Gastrointestinal tumors, NSCLC, cervical cancer	China	Ib/II	Fully enrolled; Gastric cancer data at ESMO[62] 2023; NSCLC and cervical cancer data at ESMO Asia 2023	NCT03903705
Fruquintinib monotherapy	CRC; TN63 & HR+64/Her2-[65] breast cancer	U.S.	I/Ib	CRC data at ASCO GI 2022; results supported the initiation of FRESCO-2	NCT03251378
Fruquintinib + tislelizumab (PD-1)	MSS[66]-CRC	U.S.	Ib/II	Ongoing since 2021; Fully enrolled; Follow-up ongoing; Conference submission pending completion of follow-up	NCT04577963
Fruquintinib + tislelizumab (PD-1)	CRC	Korea / China	Ib/II	Fully enrolled	NCT04716634

Fruquintinib – CRC updates:

FRESCO-2 (NCT04322539) – Positive results from this double-blind, placebo-controlled, global Phase III study in 691 patients demonstrated that treatment with fruquintinib resulted in a statistically significant and clinically meaningful increase in OS and the key secondary endpoint of PFS compared to treatment with placebo. ASCO presentations showed that in subgroup analyses by prior lines of therapies up to six or more and by prior treatment with approved agents, fruquintinib improved OS and PFS for all subgroups and prior therapies, consistent with those of the overall study population. A separate study showed that during the study adverse events of special interest led to low rates of dose reduction (13.6% for patients who received fruquintinib vs 0.9% for patients who received placebo) and dose discontinuation (8.3% for patients who received fruquintinib vs 6.1% for patients who received placebo).

Filing of a rolling submission of an NDA was accepted by the FDA in May 2023 for priority review, with PDUFA date of November 30, 2023. Fruquintinib (FRUZAQLA™ in the U.S.) was approved by the FDA on November 8, 2023. The MAA filing to the EMA was validated in June 2023. The NDA was submitted to the Japan PMDA in September 2023.

On January 26, 2024, fruquintinib obtained the marketing approval from the Pharmacy and Poisons Board of Hong Kong for the treatment of adult patients with previously treated metastatic CRC. This marked the first medicine to be approved under the new mechanism for registration of new drugs (“1+” mechanism) officially commenced on November 1, 2023. It allows drugs which are beneficial for treatment of life-threatening or severely debilitating diseases to apply for registration for use in Hong Kong, if they have supporting local clinical data and recognition from relevant experts, when they have been approved by only one reference drug regulatory authority (instead of two otherwise). CRC was the second most common cancer in Hong Kong in 2021.

China Phase IV (NCT04005066) – Results presented at ASCO 2023 from a prospective, 3,005-patient study to evaluate the safety of fruquintinib in real-world clinical practice in China are consistent with the fruquintinib safety profile observed in existing clinical studies, with no new or significant safety signals identified.

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Fruquintinib – Gastric cancer updates:

FRUTIGA (NCT03223376) – This randomized, double-blind, Phase III study in China to evaluate fruquintinib combined with paclitaxel compared with paclitaxel monotherapy, for second-line treatment of advanced gastric cancer, enrolled approximately 700 patients in July 2022. Its co-primary endpoints are PFS and OS. The trial met the PFS endpoint at a statistically and clinically meaningful level. The OS endpoint was not statistically significant per the pre-specified statistical plan, although there was an improvement in median OS.

Results were presented orally at ASCO Plenary Series in February 2024. Patients on fruquintinib combined with paclitaxel achieved median PFS of 5.6 months, vs 2.7 months in the control group on paclitaxel only with HR of 0.569 and p < 0.0001. There was a numerical improvement in OS, with median OS of 9.6 months vs. 8.4 months; however, this was not statistically significant. There was an imbalance of patients receiving subsequent antitumor therapies across the two groups, with 52.7% in the fruquintinib plus paclitaxel group vs. 72.2% in the paclitaxel monotherapy group. In a pre-specified sensitivity analysis, when excluding patients taking subsequent antitumor therapy, OS improvement was statistically significant for the treatment arm at 6.9 months vs 4.8 months in the control arm with HR of 0.72 and p=0.0422. Fruquintinib also demonstrated a statistically significant improvement in secondary endpoints including ORR, DCR and DoR. The safety profile of fruquintinib in FRUTIGA was consistent with previously reported studies.

In April 2023, the NDA in China was accepted for review by the NMPA.

Fruquintinib – Combinations with checkpoint inhibitors updates:

Advanced endometrial cancer registration-intent cohort of TYVYT® combination (NCT03903705) – Platinum-based systemic chemotherapy is the standard first-line treatment for advanced endometrial cancer in China. However, patients who progress following first-line therapy have limited treatment options, and the prognosis remains poor. Initially presented at CSCO 2021, data in this endometrial cancer cohort is encouraging.

We agreed with the NMPA to expand this cohort into a single-arm registrational Phase II study. In July 2023, the cohort fully enrolled and was granted Breakthrough Therapy Designation. If the study results are positive, we expect to file the NDA with the NMPA in this treatment setting in mid-2024.

Advanced metastatic clear-cell RCC (NCT05522231) – In first-line clear-cell RCC, clinical benefits have been demonstrated for the combination of antiangiogenic therapy and immunotherapy. However, there is limited evidence on the benefits of this combination in the second-line setting. Phase II (NCT03903705) data disclosed at ASCO 2023 showed encouraging anti-tumor efficacy and durability in these patients. PFS results from this exploratory study of the fruquintinib and sintilimab combination in metastatic clear-cell RCC were reported. At data cut-off on November 30, 2022, median PFS was 15.9 months in 20 previously treated patients. No new safety signals were observed.

A Phase II/III trial of fruquintinib in combination with TYVYT® as second-line treatment for locally advanced or metastatic RCC was initiated in October 2022. The study is a randomized, open-label, active-controlled study to evaluate the efficacy and safety of fruquintinib in combination with TYVYT® versus axitinib or everolimus monotherapy for the second-line treatment of advanced RCC. The primary endpoint is PFS. The enrollment was completed in December 2023. A total of 234 patients have been enrolled in the study. We expect to announce topline results around year end 2024.

Fruquintinib – Exploratory development:

In China, we support an investigator-initiated trial program for fruquintinib, and there are about 90 of such trials ongoing in various solid tumor settings. A number of investigator-initiated trials were presented at ASCO 2023, ESMO 2023 and ASCO GI 2024, including initial results of a Phase II study of fruquintinib in combination with investigator’s choice of chemotherapy in second-line metastatic CRC with microsatellite stable (MSS) phenotype, as well as fruquintinib monotherapy for the treatment of biliary tract cancer and soft tissue sarcoma.

Fruquintinib – Partnership with Takeda:

In March 2023, HUTCHMED completed an exclusive worldwide license to Takeda to develop and commercialize fruquintinib in all indications and territories outside of mainland China, Hong Kong and Macau, where it is marketed and will continue to be marketed by HUTCHMED in partnership with Lilly. Subject to the terms of the agreement, HUTCHMED is eligible to receive up to $1.13 billion. This includes $400 million which was received in April 2023 on closing of the agreement, and up to $730 million in additional potential payments relating to regulatory, development and commercial sales milestones, of which a $35 million milestone payment was received in December 2023 for the approval by the U.S. FDA. HUTCHMED is also eligible to receive royalties on net sales.

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Surufatinib (SULANDA® in China)

Surufatinib is a novel, oral angio-immuno kinase inhibitor that selectively inhibits the tyrosine kinase activity associated with VEGFR and FGFR, both shown to be involved in tumor angiogenesis, and CSF-1R, which plays a key role in regulating tumor-associated macrophages, promoting the body’s immune response against tumor cells. Surufatinib has been studied in clinical trials with around 2,900 patients to date, both as a monotherapy and in combinations, and is approved in China. HUTCHMED currently retains rights to surufatinib worldwide.

Surufatinib’s ability to inhibit angiogenesis, block the accumulation of tumor associated macrophages and promote infiltration of effector T cells into tumors could help improve the anti-tumor activity of PD-1 antibodies. Several combination studies with PD-1 antibodies have shown promising data. A summary of the clinical studies of surufatinib is shown in the table below.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Surufatinib monotherapy	SANET-ep: epNET[67]	China	III	Approved; Launched in 2021	NCT02588170
Surufatinib monotherapy	SANET-p: pNET[68]	China	III	Approved; Launched in 2021	NCT02589821
Surufatinib + TUOYI® (PD-1)	SURTORI-01: 2L NEC[69]	China	III	Ongoing since 2021	NCT05015621
Surufatinib + TUOYI® (PD-1)	NENs[70], GC71, ESCC[72], SCLC[73], NSCLC, EMC, TC74, STS[75], BTC[76]	China	II	Fully enrolled; Data at AACR 2023 & ASCO 2023	NCT04169672
Surufatinib + TUOYI® (PD-1)	SCLC	China	II	Fully enrolled	NCT05509699

Ex-China regulatory discussions – Surufatinib received FDA Fast Track Designations in April 2020 for the treatment of pNETs and epNETs. Orphan Drug Designation for pNETs was granted in November 2019. While discussions in 2020 suggested that two positive Phase III studies of surufatinib in patients with pNETs and epNETs in China could form the basis to support a U.S. NDA submission, this was ultimately not accepted. A new multi-regional clinical trial (MRCT) would be required to move forward with this program in the U.S., Europe and Japan. Following dialogue with the Japanese PMDA, we have decided not to file a Japanese NDA on the basis of the clinical trial data available at this time.

Surufatinib – Combination therapy with checkpoint inhibitors:

A Phase II China study (NCT04169672) combining surufatinib with TUOYI® enrolled patients in nine solid tumor types. These have led to the initiation in September 2021 of the first Phase III trial combining surufatinib with a PD-1 antibody, the SURTORI-01 study in NEC, and a Phase II study in SCLC in 2022.

We reported the results from the advanced endometrial cancer cohorts at ASCO 2023. Amongst efficacy evaluable endometrial cancer patients, median PFS was 5.4 months and 12-month OS rate was 71.0% (median follow-up duration was 16.8 months). The combination showed a tolerable safety profile. Additionally, results from the NSCLC cohort were presented at AACR 2023 demonstrating promising anti-tumor activity in first-line setting for advanced PD-L1 positive NSCLC patients with manageable toxicity.

Surufatinib – Exploratory development:

In China, we support an investigator-initiated trial program for surufatinib, with about 110 of such trials in various solid tumor settings being conducted for both combination and single agent regimens. These trials explore and answer important medical questions in addition to our own company-sponsored clinical trials. A number of investigator-initiated trials were presented at ASCO 2023, ESMO 2023 and ASCO GI 2024 for surufatinib in combination with other agents, including with chemotherapy as well as with anti-PD-1 antibodies plus different chemotherapy regimens in various solid types including pancreatic adenocarcinoma, gastric/gastroesophageal junction adenocarcinoma and biliary tract cancer. In one of these trials (NCT05218889) using surufatinib in combination with camrelizumab (an anti-PD-1) plus chemotherapy in first-line therapy for pancreatic adenocarcinoma, median PFS and OS were 9.2 months and 15.6 months, respectively, compared to 6.3 months and 8.6 months in the control group with chemotherapy only.

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Sovleplenib (HMPL-523)

Sovleplenib is a novel, selective, oral inhibitor targeting Syk, for the treatment of hematological malignancies and immune diseases. Syk is a component in Fc receptor and B-cell receptor signaling pathway. Sovleplenib has been studied in clinical trials with around 600 patients to date.

In December 2022, we completed recruitment of a Phase III study in China for primary ITP, for which it has received Breakthrough Therapy designation. Positive proof of concept data was reported on primary ITP at ASH77 2021 and published in Lancet Hematology in April 2023. In 2024, we plan to start a dose-finding study in the U.S. HUTCHMED currently retains all rights to sovleplenib worldwide. The table below shows a summary of the clinical studies for sovleplenib.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Sovleplenib monotherapy	ESLIM-01: ≥2L ITP	China	III	Fully enrolled; positive topline results achieved and NDA accepted with priority review status in Jan 2024; results to be submitted at an upcoming conference in mid-2024; Breakthrough Therapy Designation	NCT05029635
Sovleplenib monotherapy	≥2L ITP	U.S.	Ib	Dose-finding study to begin in 2024	Pending
Sovleplenib monotherapy	Warm AIHA	China	II/III	Phase II fully enrolled; Phase III expected in early 2024	NCT05535933

ESLIM-01 (Evaluation of Sovleplenib for immunological diseases–01, NCT05029635) – In October 2021, we initiated a randomized, double-blinded, placebo-controlled Phase III trial in China of sovleplenib in 188 adult patients with primary ITP who have received at least one prior line of standard therapy. ITP is an autoimmune disorder that can lead to increased risk of bleeding. The primary endpoint of the study is the durable response rate. In January 2022, the NMPA granted Breakthrough Therapy Designation for this indication. All endpoints were met in August 2023 and the NDA has been accepted for review and granted priority review by the NMPA in January 2024. We plan to submit the results for presentation and/or publication in mid-2024.

China Phase II/III in warm AIHA – This is a randomized, double-blind, placebo-controlled Phase II/III study to evaluate the efficacy, safety, tolerability, and pharmacokinetics of sovleplenib in the treatment of warm AIHA. AIHA is the result of destruction of red blood cells due to the production of antibodies against red blood cells which bind to antigens on the red blood cell membrane in autoimmune disorders. The first patient was enrolled in September 2022. The enrollment of Phase II part of the study was completed in mid-2023 and primary end point has been met. We expect to initiate Phase III in early-2024.

Tazemetostat

In August 2021, we entered into a strategic collaboration with Epizyme, a subsidiary of Ipsen, to research, develop, manufacture and commercialize tazemetostat in Greater China, including the mainland, Hong Kong, Macau and Taiwan. Tazemetostat is an inhibitor of EZH2 developed by Ipsen that is approved by the U.S. FDA for the treatment of certain epithelioid sarcoma and follicular lymphoma patients. It received accelerated approval from the FDA based on ORR and DoR in January and June 2020 for epithelioid sarcoma and follicular lymphoma, respectively. Tazemetostat has been studied in clinical trials with around 1,300 patients to date.

We are developing and plan to seek approval for tazemetostat in various hematological and solid tumors in China. We are participating in Ipsen’s SYMPHONY-1 (EZH-302) study, leading it in China. We are generally responsible for funding all clinical trials of tazemetostat in China, including the portion of global trials conducted there. Separately, we are conducting a China bridging study in follicular lymphoma for potential conditional registration based on its U.S. approvals. The study is fully enrolled and, subject to the data, we plan to file the NDA in China in mid-2024. We are responsible for the research, manufacturing and commercialization of tazemetostat in China. Tazemetostat was approved in China Hainan Pilot Zone in 2022 and the Macau Special Administrative Region in 2023.

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The table below shows a summary of the clinical studies for tazemetostat.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Tazemetostat monotherapy	Metastatic or locally advanced epithelioid sarcoma; Relapsed/refractory 3L+ follicular lymphoma	Hainan, Macau	N/A – Hainan Pilot Zone, Macau	Approved; Launched in 2022 and 2023, respectively	N/A
Tazemetostat monotherapy	Relapsed/refractory 3L+ follicular lymphoma	China	II registration-intent (bridging)	Fully enrolled; NDA filing expected in late-2024	NCT05467943
Tazemetostat + lenalidomide + rituximab (R²)	SYMPHONY-1: 2L follicular lymphoma	Global	Ib/III	Ongoing; PhIb data at ASH 2022; China portion of global Ph III started H2 2022	NCT04224493
Tazemetostat + amdizalisib	Relapsed/refractory lymphoma	China	II	Ongoing since Feb 2023	NCT05713110

SYMPHONY-1 Global Phase Ib/III combination study in relapsed/refractory follicular lymphoma with ≥2 prior therapies (NCT04224493) – The Phase Ib open-label portion of SYMPHONY-1 recruited 44 patients and showed ORR of 90.9%. In the 800-mg BID recommended Phase III dose cohort, 18-month PFS and DOR estimates were 94.4% and 100%. There were no dose-limiting toxicities.

HMPL-453

HMPL-453 is a novel, selective, oral inhibitor targeting FGFR 1/2/3. Aberrant FGFR signaling is associated with tumor growth, promotion of angiogenesis, as well as resistance to anti-tumor therapies. Approximately 10-15% of IHCC patients globally have tumors harboring FGFR2 fusion. HUTCHMED currently retains all rights to HMPL-453 worldwide. The table below shows a summary of the clinical studies for HMPL-453.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-453 monotherapy	2L cholangiocarcinoma (IHCC with FGFR fusion)	China	II	Results presented at ASCO 2023; registration cohort enrolling since March 2023	NCT04353375
HMPL-453 + chemotherapies	Multiple	China	I/II	Ongoing since 2022	NCT05173142
HMPL-453 +TUOYI® (PD-1)	Multiple	China	I/II	Ongoing since 2022	NCT05173142

China Phase II in IHCC (NCT04353375) – This is an open-label, single-arm Phase II study to evaluate the efficacy and safety of HMPL-453 in the treatment of patients with advanced IHCC harboring FGFR2 fusions/rearrangements after at least one line of systemic treatment failure or intolerance. Results from 25 patients treated with two different dosing regimens were presented at the ASCO 2023 annual meeting, supporting the choice of the recommended Phase II dose of 300mg oral QD78 (ORR of 50%). After consultation with the NMPA, a monotherapy registration trial design was agreed with ORR as primary endpoint, and the first patient was enrolled in March 2023.

Amdizalisib (HMPL-689)

Amdizalisib is a novel, highly selective oral inhibitor targeting the isoform PI3Kδ, a key component in the B-cell receptor signaling pathway. Amdizalisib has been studied in clinical trials with around 500 patients to date. HUTCHMED currently retains all rights to amdizalisib worldwide.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Amdizalisib monotherapy	3L Relapsed/refractory follicular lymphoma	China	II registration-intent	Met primary endpoint; Breakthrough Therapy Designation	NCT04849351
Amdizalisib monotherapy	2L Relapsed/refractory marginal zone lymphoma	China	II registration-intent	Ongoing since Apr 2021	NCT04849351
Amdizalisib monotherapy	Indolent NHL[79], peripheral T-cell lymphomas	China	Ib	Completed; Updated data presented at ICML[80] 2023	NCT03128164

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Phase II registration-intent trial (NCT04849351) – In April 2021, we commenced a registration-intent, single-arm, open-label Phase II trial in China in approximately 100 patients with relapsed/refractory follicular lymphoma and approximately 80 patients with relapsed/refractory marginal zone lymphoma, two subtypes of non-Hodgkin’s lymphoma with alignment with China NMPA to support conditional approval. The trial has fully enrolled the follicular lymphoma cohort and the marginal zone lymphoma cohort enrollment is ongoing. In the follicular lymphoma cohort, the primary endpoint of ORR met its pre-specified threshold of demonstrating a clinically meaningful and a significant increase in ORR in this setting. However, in recent discussions with China NMPA, it is clear that a randomized study is required to support registration. In view of the changing regulatory requirement, we are currently evaluating the clinical development plan and regulatory guidance before deciding the regulatory strategy for this indication.

Phase Ib expansion study in relapsed/refractory lymphoma (NCT03128164) – This is an open-label study to evaluate amdizalisib in relapsed and/or refractory non-Hodgkin lymphoma patients. Updated safety data as well as efficacy data were reported at ICML in June 2023. At median follow-up duration of 22.1 months, median DoR and PFS were not reached for the 26 efficacy evaluable patients in the follicular lymphoma cohort. For the marginal zone lymphoma cohort of 16 efficacy evaluable patients, at median follow-up duration of 20.3 months, median DoR was not reached and median PFS was 26.8 months. Amdizalisib showed an acceptable safety profile and promising anti-tumor activity in relapsed/refractory lymphoma.

HMPL-306

HMPL-306 is a novel dual-inhibitor of IDH181 and IDH2 enzymes. IDH1 and IDH2 mutations have been implicated as drivers of certain hematological malignancies, gliomas and solid tumors, particularly among acute myeloid leukemia patients. HUTCHMED currently retains all rights to HMPL-306 worldwide. The table below shows a summary of the clinical studies for HMPL-306.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-306 monotherapy	Myeloid hematological malignancies	China	I	Dose escalation data presented at EHA[82] 2023; registration Phase III study planned in 2024	NCT04272957
HMPL-306 monotherapy	Solid tumors including but not limited to gliomas, chondrosarcomas or cholangiocarcinomas	U.S.	I	Ongoing since 2021	NCT04762602
HMPL-306 monotherapy	Hematological malignancies	U.S.	I	Ongoing since 2021	NCT04764474

China Phase I in hematological malignancies (NCT04272957) – This is a two-phase, open-label Phase I study to evaluate the safety, pharmacokinetics, pharmacodynamics and efficacy of HMPL-306 in patients of relapsed or refractory hematological malignancies harboring IDH1 and/or IDH2 mutations. The dose escalation phase of the study is completed. The first-in-human dose-escalation phase data was presented at EHA Annual Meeting in June 2023 with ORR of 45-50%. Based on the pharmacodynamic, pharmacokinetic and preliminary clinical findings, a recommended Phase II dose was determined for the dose expansion phase of the study. We are planning to initiate a Phase III registration study during the first half of 2024.

HMPL-760

HMPL-760 is an investigational, non-covalent, third-generation BTK inhibitor. It is a highly potent, selective, and reversible inhibitor with long target engagement against BTK, including wild-type and C481S-mutated BTK. China Phase I studies opened in early 2022 will include relapsed or refractory B-cell non-Hodgkin’s lymphoma or CLL83 patients with or without a prior regimen containing a BTK inhibitor. HUTCHMED currently retains all rights to HMPL-760 worldwide.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-760 monotherapy	CLL, SLL[84], other B-NHL	China	I	Ongoing since Jan 2022; RP2D85 determined; dose expansion ongoing	NCT05190068

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HMPL-295

HMPL-295 is a novel ERK inhibitor. ERK is a downstream component of the RAS-RAF-MEK-ERK signaling cascade (MAPK86 pathway). This is our first of multiple candidates in discovery targeting the MAPK pathway, followed by HMPL-415 targeting SHP2. A China Phase I study was initiated in July 2021 for HMPL-295. HUTCHMED currently retains all rights to HMPL-295 worldwide.

RAS-MAPK pathway is dysregulated in cancer, in which mutations or non-genetic events hyper-activate the pathway in up to 50% of cancers. RAS and RAF predict worse clinical prognosis in a wide variety of tumor types, mediate resistance to targeted therapies, and decrease the response to the approved standards of care, namely, targeted therapy and immunotherapy. ERK inhibition has the potential to overcome or avoid the intrinsic or acquired resistance from the inhibition of RAS, RAF and MEK upstream mechanisms. Safety and efficacy results on 22 patients with advanced solid tumors were reported during ESMO Asia 2023.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-295 monotherapy	Solid tumors	China	I	Ongoing since 2021; data at ESMO Asia 2023	NCT04908046

HMPL-653

HMPL-653 is a novel, highly selective, and potent CSF-1R inhibitor designed to target CSF-1R driven tumors as a monotherapy or in combination with other drugs. We initiated a China Phase I study in January 2022. HUTCHMED currently retains all rights to HMPL-653 worldwide.

CSF-1R is usually expressed on the surface of macrophages and can promote growth and differentiation of macrophages. Studies have shown that blocking the CSF-1R signaling pathway could effectively modulate the tumor microenvironment, relieve tumor immunosuppression, and synergize with other anti-cancer therapies such as immune checkpoint inhibitors to achieve tumor inhibition. It has been demonstrated in several clinical studies that CSF-1R inhibitors could treat tenosynovial giant cell tumors, and treat a variety of malignancies in combinations. Currently no CSF-1R inhibitor has been approved in China.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-653 monotherapy	Solid tumors & tenosynovial giant cell tumors	China	I	Ongoing since Jan 2022; ~110 expected to be enrolled	NCT05190068

HMPL-A83

HMPL-A83 is an investigational IgG4-type humanized anti-CD47 monoclonal antibody that exhibits high affinity for CD47. HMPL-A83 blocks CD47 binding to Signal regulatory protein (SIRP) α and disrupts the “do not eat me” signal that cancer cells use to shield themselves from the immune system. In preclinical studies, HMPL-A83 demonstrated a high affinity for CD47 antigen on tumor cells and strong phagocytosis induction of multiple tumor cells, as well as weak affinity for red blood cells and no induction of hemagglutination, implying low risk of anemia, a potential event of special interest. HMPL-A83 has also demonstrated strong anti-tumor activity in multiple animal models. HUTCHMED currently retains all rights to HMPL-A83 worldwide.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-A83 monotherapy	Advanced malignant neoplasms	China	I	Ongoing since July 2022	NCT05429008

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HMPL-415

HMPL-415 is a novel SHP2 allosteric inhibitor. A China Phase I study was initiated in July 2023. HUTCHMED currently retains all rights to HMPL-415 worldwide.

SHP2 is a non-receptor protein tyrosine phosphatase ubiquitously expressed mainly in the cytoplasm of several tissues. SHP2 modulates diverse cell signaling events that control metabolism, cell growth, differentiation, cell migration, transcription and oncogenic transformation. It interacts with diverse molecules in the cell, and regulates key signaling events including RAS/ERK, PI3K/AKT, JAK/STAT and PD-1 pathways downstream of several receptor tyrosine kinases (RTKs) upon stimulation by growth factors and cytokines. This is the second of multiple candidates to have emerged from our discovery research that targets this pathway, the first being HMPL-295. Dysregulation of SHP2 expression or activity causes many developmental diseases, and hematological and solid tumors.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-415 monotherapy	Solid tumors	China	I	Ongoing since 2023	NCT05886374

Immunology Collaboration with Inmagene

We have a strategic partnership with Inmagene, a clinical development stage company with a focus on immunological diseases, to further develop novel preclinical drug candidates we discovered for the potential treatment of multiple immunological diseases. Funded by Inmagene, we worked together to move two drug candidates towards clinical trials. Inmagene advanced the drug candidates through global clinical development. In October 2023, Inmagene issued a notice to exercise its options to license these two drug candidates, and the parties entered into a share subscription agreement in February 2024, which, subject to customary closing conditions, entitles us to receive common shares representing approximately 7.5% of the shares (fully diluted) in Inmagene as consideration for the exercise of the options. Following receipt of the shares, Inmagene will be granted an exclusive license to further develop, manufacture and commercialize these two drug candidates worldwide.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
IMG-007 (OX40 antibody)	Adults with alopecia areata with 50% or greater scalp hair loss	Global	IIa	First patient dosed in October 2023	NCT06060977
IMG-007 (OX40 antibody)	Adults with moderate to severe atopic dermatitis	Global	IIa	First patient dosed in August 2023	NCT05984784
IMG-007 (OX40 antibody)	Adult healthy volunteers	Australia	I	Single ascending dose completed	NCT05353972
IMG-004 (BTK inhibitor)	Adult healthy volunteers	Global	I	Single ascending dose completed	NCT05349097

IMG-007 in atopic dermatitis – This is a novel antagonistic monoclonal antibody targeting the OX40 receptor. OX40 is a costimulatory receptor member of the tumor necrosis factor receptor (TNFR) superfamily expressed predominantly on activated T cells. Phase I study in healthy volunteers demonstrated that up to 600 mg of IMG-007 was safe and well-tolerated, with no reports of pyrexia or chills, which were common adverse events of rocatinlimab, another OX40 antibody treatment. At projected therapeutic dose levels, IMG-007 demonstrated a mean terminal half-life of 31-37 days. The long half-life combined with a potentially improved safety profile supports IMG-007’s best-in-class potential as an OX40 targeted therapy.

Two global, proof-of-concept Phase IIa trials are ongoing. One trial evaluates the safety, pharmacokinetics and efficacy (EASI at week 12) of IMG-007 in moderate-to-severe atopic dermatitis. Patients received intravenous IMG-007 three times over four weeks. The first patient was dosed in August 2023 and Inmagene expects interim data readout in the third quarter of 2024. Another trial evaluates the safety of IMG-007 in adults with alopecia areata with SALT score ≥ 50. They will be given three doses over four weeks. First patient was dosed in October 2023 and Inmagene expects interim data readout in the third quarter of 2024.

IMG-004 in immunological diseases – This is a small molecule inhibitor that binds to BTK in a non-covalent, reversible manner. Designed specifically for inflammatory and autoimmune diseases that usually require long-term treatment, IMG-004 is potent, highly selective and brain permeable. A Phase I single ascending dose study in healthy volunteers in the U.S., initiated in August 2022, has recently completed. It showed that IMG-004 was safe and well-tolerated with a long half-life and sustained pharmacodynamic effects, supporting further clinical development. Results will be submitted to an upcoming medical conference.

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MANUFACTURING

We have a drug product manufacturing facility in Suzhou which manufactures both clinical and commercial supplies for fruquintinib and surufatinib. Our Suzhou facility passed a pre-approval inspection (PAI) by the U.S. FDA in August 2023. We have qualified two drug product sites for supplying fruquintinib to the U.S. market: our own facility in Suzhou and a second site in Switzerland.

We have also completed construction of, qualified, and obtained Drug Manufacturing Permit for a new drug product facility in Pudong, Shanghai, which will increase our novel drug product manufacturing capacity by over five times. The manufacturing and technology transfer for some of our commercial products are underway to this new facility. This is in line with our previously outlined expectations of manufacturing clinical supplies from the new facility starting in 2023 and commercial supplies around 2025, after the necessary regulatory filings and approvals.

In line with our commitment to sustainable practices and environmental stewardship, we have installed solar panels at this new facility. They contribute renewable energy directly to our operations, particularly in cooling indoor areas, significantly reducing electricity usage and greenhouse gas emissions.

We completed process validation for the API87 and drug product of sovleplenib at the selected commercial manufacturing facilities to support the approval of the product.

OTHER VENTURES

Our Other Ventures include drug marketing and distribution platforms covering about 290 cities and towns in China with over 2,900 mainly manufacturing and commercial personnel. Built over the past 20 years, it primarily focuses on prescription drugs and science-based nutrition products through several joint ventures and subsidiary companies.

In 2023, our Other Ventures delivered growth with consolidated revenue up 18% (24% at CER) to $309.4 million (2022: $262.6m). Consolidated net income attributable to HUTCHMED from our Other Ventures decreased by 8% (3% at CER) to $50.3 million (2022: $54.6m).

Hutchison Sinopharm88: Our prescription drugs commercial services business, which in addition to providing certain commercial services for our own products, provides services to third-party pharmaceutical companies in China, grew sales by 24% (31% at CER) to $295.4 million in 2023 (2022: $237.3m).

In 2021, the Hong Kong International Arbitration Centre made a final award in favor of Hutchison Sinopharm against Luye89 in the amount of RMB253.2 million ($35.4 million), plus costs and interest (the “Award”), in connection with the termination of Hutchison Sinopharm’s right to distribute SEROQUEL® in China. In June 2022, Luye provided a bank guarantee of up to RMB286.0 million to cover the Award, pending the outcome of an application by Luye to the High Court of Hong Kong to set aside the Award and subsequent appeals. On July 26, 2022, Luye’s application to set aside the Award was dismissed by the High Court with costs awarded in favor of Hutchison Sinopharm. On June 6, 2023, an appeal hearing filed by Luye was heard by the Court of Appeal in Hong Kong and judgment is awaited.

SHPL: Our own-brand prescription drugs business, operated through our non-consolidated joint venture SHPL, grew sales by 4% (10% at CER) to $385.5 million (2022: $370.6m). Net income attributable to HUTCHMED slightly decreased by 5% (increase 1% at CER) to $47.4 million (2022: $49.9m) mainly due to the impact of gradual price adjustment from volume-based procurement.

The SHPL operation is large-scale, with a commercial team of about 2,300 staff managing the medical detailing and marketing of its products not just in hospitals in provincial capitals and medium-sized cities, but also in the majority of county-level hospitals in China. SHPL’s Good Manufacturing Practice-certified factory holds 74 drug product manufacturing licenses and is operated by about 560 manufacturing staff.

SXBX90 pill: SHPL’s main product is SXBX pill, an oral vasodilator prescription therapy for coronary artery disease. SXBX pill is the second largest botanical prescription drug in this indication in China, with a national market share in January to December 2023 of 22.0% (2022: 21.0%). Sales increased by 2% (8% at CER) to $348.6 million in 2023 (2022: $341.6m).

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SXBX pill is protected by a formulation patent that expires in 2029, but also retains certain state protection that extends indefinitely, and is one of less than two dozen proprietary prescription drugs represented on China’s National Essential Medicines List (NEML). Inclusion on this list means that all Chinese state-owned health care institutions are required to carry it. SXBX pill is fully reimbursed in all of China.

We continue to explore divestment and equity capital market opportunities to monetize our investment in SHPL.

Dividends: Our share of SHPL’s profits are passed to the HUTCHMED Group through dividend payments. In 2023, dividends of $42.3 million (2022: $43.7m) were paid from SHPL to the HUTCHMED Group level with aggregate dividends received by HUTCHMED since inception of over $320 million.

Consumer products businesses disposal: On December 7, 2023, HUTCHMED disposed of its interests in HHOHK and HSN for HK$39.8 million ($5.1 million) to Hutchison Whampoa (China) Limited. The disposal allows HUTCHMED to focus its resources on its core business areas.

Weiguo Su
Chief Executive Officer and Chief Scientific Officer
February 28, 2024

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USE OF NON-GAAP FINANCIAL MEASURES AND RECONCILIATION

In addition to financial information prepared in accordance with U.S. GAAP, this announcement also contains certain non-GAAP financial measures based on management’s view of performance including:

•	Adjusted Group net cash flows excluding financing activities

•	CER

Management uses such measures internally for planning and forecasting purposes and to measure the HUTCHMED Group’s overall performance. We believe these adjusted financial measures provide useful and meaningful information to us and investors because they enhance investors’ understanding of the continuing operating performance of our business and facilitate the comparison of performance between past and future periods. These adjusted financial measures are non-GAAP measures and should be considered in addition to, but not as a substitute for, the information prepared in accordance with U.S. GAAP. Other companies may define these measures in different ways.

Adjusted Group net cash flows excluding financing activities: We exclude deposits in and proceeds from short-term investments for the period, and exclude the net cash generated from financing activities for the period to derive our adjusted Group net cash flows excluding financing activities. We believe the presentation of adjusted Group net cash flows excluding financing activities provides useful and meaningful information about the change in our cash resources excluding those from financing activities which may present significant period-to-period differences.

CER: We remove the effects of currency movements from period-to-period comparisons by retranslating the current period’s performance at previous period’s foreign currency exchange rates. Because we have significant operations in China, the RMB to U.S. dollar exchange rates used for translation may have a significant effect on our reported results. We believe the presentation at CER provides useful and meaningful information because it facilitates period-to-period comparisons of our results and increases the transparency of our underlying performance.

Reconciliation of GAAP change in net cash generated from/(used in) operating activities to Adjusted Group net cash flows excluding financing activities:

$’millions	2023	2022
Net cash generated from/(used in) operating activities	219.3	(268.6)
Net cash (used in)/generated from investing activities	(291.1)	296.6
Effect of exchange rate changes on cash and cash equivalents	(6.5)	(9.5)
Excludes: Deposits in short-term investments	1,627.8	1,202.0
Excludes: Proceeds from short-term investments	(1,342.8)	(1,518.4)
Adjusted Group net cash flows excluding financing activities	206.7	(297.9)

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Reconciliation of GAAP revenue and net income attributable to HUTCHMED to CER:

$’millions (except %)	Year Ended December 31,		Change Amount			Change %
	2023	2022	Actual	CER	Exchange effect	Actual	CER	Exchange effect
Consolidated revenue	838.0	426.4	411.6	437.0	(25.4)	97%	102%	-5%

—Oncology/Immunology*	528.6	163.8	364.8	374.0	(9.2)	223%	228%	-5%

* Includes:
— Products Sales	164.2	124.6	39.6	48.2	(8.6)	32%	39%	-7%
—ELUNATE®	83.2	69.9	13.3	17.9	(4.6)	19%	26%	-7%
— FRUZAQLA™	7.2	—	7.2	7.2	—	—	—	—
—SULANDA®	43.9	32.3	11.6	13.8	(2.2)	36%	43%	-7%
—ORPATHYS®	28.9	22.3	6.6	8.3	(1.7)	30%	37%	-7%
—TAZVERIK®	1.0	0.1	0.9	1.0	(0.1)	713%	728%	-15%

— Other R&D services income	52.4	24.2	28.2	28.8	(0.6)	116%	119%	-3%

—Other Ventures^	309.4	262.6	46.8	63.0	(16.2)	18%	24%	-6%

^ Includes:
— Hutchison Sinopharm — prescription drugs	295.4	237.3	58.1	74.0	(15.9)	24%	31%	-7%

Non-consolidated joint venture revenue
— SHPL	385.5	370.6	14.9	36.1	(21.2)	4%	10%	-6%
— SXBX pill	348.6	341.6	7.0	26.2	(19.2)	2%	8%	-6%

Consolidated net income attributable to HUTCHMED — Other Ventures	50.3	54.6	(4.3)	(1.3)	(3.0)	-8%	-3%	-5%
— Consolidated entities	2.9	4.7	(1.8)	(1.6)	(0.2)	-39%	-35%	-4%
— Equity investees
— SHPL	47.4	49.9	(2.5)	0.3	(2.8)	-5%	1%	-6%

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GROUP CAPITAL RESOURCES

LIQUIDITY AND CAPITAL RESOURCES

To date, we have taken a multi-source approach to fund our operations, including through cash flows generated and dividend payments from our Oncology/Immunology and Other Ventures operations, service and milestone and upfront payments from our collaboration partners, bank borrowings, investments from third parties, proceeds from our listings on various stock exchanges and follow-on offerings.

Primarily due to an increase in total revenue driven by Oncology/Immunology partnering, its strong commercial progress in China, and growth in third-party distribution sales, we generated a net income attributable to HUTCHMED of $100.8 million for the year ended December 31, 2023 (2022: net loss of $360.8m).

As of December 31, 2023, we had cash and cash equivalents and short-term investments of $886.3 million and unutilized bank facilities of $68.1 million. As of December 31, 2023, we had $79.3 million in bank borrowings.

Certain of our subsidiaries and joint ventures, including those registered as wholly foreign-owned enterprises in China, are required to set aside at least 10.0% of their after-tax profits to their general reserves until such reserves reach 50.0% of their registered capital. In addition, certain of our joint ventures are required to allocate certain of their after-tax profits as determined in accordance with related regulations and their respective articles of association to the reserve funds, upon approval of the board.

Profit appropriated to the reserve funds for our subsidiaries and joint ventures incorporated in the PRC was approximately $168,000 and $318,000 for the years ended December 31, 2023 and 2022, respectively. In addition, as a result of PRC regulations restricting dividend distributions from such reserve funds and from a company’s registered capital, our PRC subsidiaries are restricted in their ability to transfer a certain amount of their net assets to us as cash dividends, loans or advances. This restricted portion amounted to $1.0 million as of December 31, 2023.

In addition, our non-consolidated joint venture, SHPL, held an aggregate of $19.1 million in cash and cash equivalents and no bank borrowings as of December 31, 2023. Such cash and cash equivalents are only accessible by us through dividend payments from the joint venture. The level of dividends declared by the joint venture is subject to agreement each year between us and our joint venture partner based on the profitability and working capital needs of the joint venture.

CASH FLOW

	Year Ended December 31,
	2023	2022

	(in $’000)
Cash Flow Data:
Net cash generated from/(used in) operating activities	219,258	(268,599)
Net cash (used in)/generated from investing activities	(291,136)	296,588
Net cash generated from/(used in) financing activities	48,660	(82,763)
Net decrease in cash and cash equivalents	(23,218)	(54,774)
Effect of exchange rate changes	(6,471)	(9,490)
Cash and cash equivalents at beginning of the year	313,278	377,542
Cash and cash equivalents at end of the year	283,589	313,278

Net Cash generated from/(used in) Operating Activities

Net cash used in operating activities was $268.6 million for the year ended December 31, 2022, compared to net cash generated from operating activities of $219.3 million for the year ended December 31, 2023. The net change of $487.9 million was primarily attributable to the net loss attributable to HUTCHMED of $360.8 million for the year ended December 31, 2022 compared to net income attributable to HUTCHMED of $100.8 million for the year ended December 31, 2023 (which included $312.0 million in upfront and milestone income recognized from Takeda).

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Net Cash (used in)/generated from Investing Activities

Net cash generated from investing activities was $296.6 million for the year ended December 31, 2022, compared to net cash used in investing activities of $291.1 million for the year ended December 31, 2023. The net change of $587.7 million was primarily attributable to placement of more short-term investments which had net withdrawals of $316.4 million for the year ended December 31, 2022 as compared to net deposits of $285.0 million for the year ended December 31, 2023. The net change was partially offset by an increase in dividend received from divestment of a former equity investee by $13.0 million from $16.5 million during the year ended December 31, 2022 to $29.5 million during the year ended December 31, 2023.

Net Cash generated from/(used in) Financing Activities

Net cash used in financing activities was $82.8 million for the year ended December 31, 2022, compared to net cash generated from financing activities of $48.7 million for the year ended December 31, 2023. The net change of $131.5 million was mainly attributable to bank borrowings which had a net repayment of $9.2 million during the year ended December 31, 2022 as compared to net proceeds of $61.7 million during the year ended December 31, 2023. The net change was also attributable to a $39.0 million decrease in purchases of ADSs by a trustee for the settlement of equity awards of the Company which totaled $48.1 million for the year ended December 31, 2022 as compared to $9.1 million for the year ended December 31, 2023, as well as a $16.5 million decrease in dividends paid to non-controlling shareholders of subsidiaries from $25.6 million for the year ended December 31, 2022 to $9.1 million for the year ended December 31, 2023.

LOAN FACILITIES

In October 2021, our subsidiary entered into a 10-year fixed asset loan facility agreement with BOC91 for the provision of a secured credit facility in the amount of RMB754.9 million ($105.5 million) with an annual interest rate at the 5-year China LPR92 less 0.8% (which was supplemented in June 2022). This credit facility is guaranteed by another subsidiary of the Group, and secured by the underlying leasehold land and buildings, and includes certain financial covenant requirements. As of December 31, 2023, RMB344.8 million ($48.2 million) was utilized from the fixed asset loan facility.

In May 2022, our subsidiary entered into a 12-month revolving loan facility with HSBC93 in the amount of HK$390.0 million ($50.0 million) with an interest rate at HIBOR94 plus 0.5% per annum. This revolving facility is guaranteed by us. The revolving loan facility expired in May 2023.

In November 2023, our subsidiary entered into a short-term working capital loan facility with BOC in the amount of RMB300.0 million ($41.9 million) with an annual interest rate at the 1-year China LPR less 0.95%. This credit facility includes certain financial covenant requirements. As of December 31, 2023, RMB222.9 million ($31.1 million) was drawn from the facility.

Our non-consolidated joint venture SHPL had no bank borrowings outstanding as of December 31, 2023.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table sets forth our contractual obligations as of December 31, 2023. Our purchase obligations relate to property, plant and equipment that are contracted for but not yet paid. Our lease obligations primarily comprise future aggregate minimum lease payments in respect of various factories, warehouses, offices and other assets under non-cancellable lease agreements.

	Payment Due by Period (in $’000)
		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
Bank borrowings	79,344	31,155	3,192	9,256	35,741
Interest on bank borrowings	11,034	2,411	3,228	2,913	2,482
Purchase obligations	1,259	1,259	—	—	—
Lease obligations	7,583	3,919	2,682	982	—
	99,220	38,744	9,102	13,151	38,223

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SHPL

The following table sets forth the contractual obligations of our non-consolidated joint venture SHPL as of December 31, 2023. SHPL’s purchase obligations comprise capital commitments for property, plant and equipment contracted for but not yet paid. SHPL’s lease obligations primarily comprise future aggregate minimum lease payments in respect of various offices under non-cancellable lease agreements.

	Payment Due by Period (in $’000)
		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
Purchase obligations	376	376	—	—	—
Lease obligations	1,459	791	668	—	—
	1,835	1,167	668	—	—

FOREIGN EXCHANGE RISK

A substantial portion of our revenue and expenses are denominated in renminbi, and our consolidated financial statements are presented in U.S. dollars. While we do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk, any significant fluctuation in the value of renminbi may adversely affect our cash flows, results of operations and financial condition in the future.

The value of the renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC95. If we decide to convert renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the renminbi would have a negative effect on the U.S. dollar amounts available to us. On the other hand, if we need to convert U.S. dollars into renminbi for business purposes, e.g. capital expenditures and working capital, appreciation of the renminbi against the U.S. dollar would have a negative effect on the renminbi amounts we would receive from the conversion. In addition, for certain cash and bank balances deposited with banks in the PRC, if we decide to convert them into foreign currencies, they are subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

CREDIT RISK

Substantially all of our bank deposits are in major financial institutions, which we believe are of high credit quality. We limit the amount of credit exposure to any single financial institution. We make periodic assessments of the recoverability of trade and other receivables and amounts due from related parties. Our historical experience in collection of receivables falls within the recorded allowances, and we believe that we have made adequate provision for uncollectible receivables.

INTEREST RATE RISK

We have no significant interest-bearing assets except for bank deposits. Our exposure to changes in interest rates is mainly attributable to our bank borrowings, which bear interest at floating interest rates and expose us to cash flow interest rate risk. We have not used any interest rate swaps to hedge our exposure to interest rate risk. We have performed sensitivity analysis for the effects on our results for the period from changes in interest rates on floating rate borrowings. The sensitivity to interest rates used is based on the market forecasts available at the end of the reporting period and under the economic environments in which we operate, with other variables held constant. According to the analysis, the impact on our results of a 1.0% interest rate shift would be a maximum increase/decrease of $0.1 million for the year ended December 31, 2023.

OFF-BALANCE SHEET ARRANGEMENTS

We did not have during the years presented, and we do not currently have, any material off-balance sheet arrangements.

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CONTINGENT LIABILITIES

Other than as disclosed in note 15 to the full year financial statements, the Group does not have any other significant commitments or contingent liabilities.

GEARING RATIO

The gearing ratio of the Group, which was calculated by dividing total interest-bearing loans by total equity, was 10.7% as of December 31, 2023, an increase from 2.8% as of December 31, 2022. The increase was primarily attributable to the increase in interest-bearing loans.

SIGNIFICANT INVESTMENTS HELD

Except for our investment in a non-consolidated joint venture SHPL with a carrying value of $48.4 million including details below and those as disclosed in note 11 to the full year financial statements, we did not hold any other significant investments in the equity of any other companies as of December 31, 2023.

Place of establishment and operations	Nominal Value of Registered Capital	Equity Interest Attributable to the Group	Principal activities
	(in RMB’000)
PRC	229,000	50%	Manufacture and distribution of prescription drug products

Our own-brand prescription drugs business under our Other Ventures is operated through SHPL. Dividends received from SHPL for the year ended December 31, 2023 were $42.3 million.

FUTURE PLANS FOR MATERIAL INVESTMENTS AND CAPITAL ASSETS

Note 15 discloses our capital commitment as of December 31, 2023. Subsequent to the construction completion of the drug product facility in Shanghai, certain investments in capital assets in relation to the facility will be made.

MATERIAL ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

During the year ended December 31, 2023, we did not have any other material acquisitions and disposals of subsidiaries, associates and joint ventures.

PLEDGE OF ASSETS

Our 10-year fixed asset loan facility agreement with BOC is secured by the underlying leasehold land and buildings. RMB344.8 million ($48.2 million) was utilized from the fixed asset loan facility as of December 31, 2023.

INFLATION

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the Consumer Price Index in China increased by 1.5% and 1.8% in 2021 and 2022 respectively and decreased by 0.3% in 2023. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

FINAL DIVIDEND

The Board does not recommend any final dividend for the year ended December 31, 2023.

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OTHER INFORMATION

CORPORATE STRATEGY

The primary objective of the Company is to be a leader in the discovery, development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. The strategy of the Company is to leverage the highly specialized expertise of the drug discovery division, the Oncology/Immunology operations, to develop and expand the drug candidate portfolio of the Group for the global market, building on the first-mover advantage in the development and launch of novel cancer medicines in China, and engaging partners for late-stage development and commercialization outside of China. This strategy is aligned with the Company’s culture of innovation and high engagement and empowerment of staff with a strong focus on reward and recognition. The Chairman’s Statement and the Operations Review contain discussions and analyses of the Group’s opportunities, performance and the basis on which the Group generates or preserves value over the longer term and the basis on which the Group will execute its strategy for delivering its objectives. The Group also focuses on sustainability and delivering business solutions to support the transition to a low-carbon economy.

HUMAN RESOURCES

As at December 31, 2023, the Group employed approximately 1,990 (2022: ~2,030) full time staff members. Staff costs for the year ended December 31, 2023, including directors’ emoluments, totaled $213.7 million (2022: $227.2 million).

The Group fully recognizes the importance of high-quality employees in sustaining market leadership. Salary and benefits are kept at competitive levels, while individual performance is rewarded within the general framework of the salary, bonus and incentive system of the Group, which is reviewed annually. Employees are provided with a wide range of benefits that include medical coverage, provident funds and retirement plans, and long-service awards. The Group stresses the importance of staff development and provides training programs on an ongoing basis. Employees are also encouraged to play an active role in community care activities.

SUSTAINABILITY

The key sustainability mission of the Group is to create long-term value for all stakeholders by aligning its sustainability objectives to the strategic development of its businesses. The Board of Directors (“the Board”) has the overall responsibility to ensure that sustainability issues are integrated into the strategy and long-term development of the Group. It provides oversight of the sustainability performance of the Group through closely monitoring key sustainability matters and performance indicators, along with trends, risks, and opportunities that may impact the business development of the Group. Supported by the Sustainability Committee, senior management, and the Sustainability Working Group, the Board oversees the management approach to sustainability matters and the formulation of sustainability strategies.

A standalone Sustainability Report of the Company for 2023 will be published alongside the 2023 Annual Report in April 2024 and included further information on the Group’s sustainability initiatives and their performance. It will further discuss the abovementioned sustainability mission and strategies, management approach, progress of goals and targets, material quantitative data, as well as policies and key initiatives of the Group. Over the course of 2024, the Group continues to engage its stakeholders to identify areas for improvement in these sustainability fronts.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Tuesday, May 7, 2024 to Friday, May 10, 2024, both days inclusive, during which period no transfer of shares will be effected, to determine shareholders’ entitlement to attend and vote at the 2024 Annual General Meeting (or at any adjournment or postponement thereof). All share certificates with completed transfer forms, either overleaf or separately, must be lodged with (a) the Hong Kong Branch Share Registrar of the Company, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong or (b) the Principal Share Registrar of the Company, Computershare Investor Services (Jersey) Limited c/o Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom, no later than 4:30 pm Hong Kong time on Monday, May 6, 2024.

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PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year ended December 31, 2023, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the listed securities of the Company.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Company strives to attain and maintain high standards of corporate governance best suited to the needs and interests of the Company and its subsidiaries as it believes that effective corporate governance framework is fundamental to promoting and safeguarding interests of shareholders and other stakeholders and enhancing shareholder value. Accordingly, the Company has adopted and applied corporate governance principles and practices that emphasize a quality Board, effective risk management and internal control systems, stringent disclosure practices, transparency and accountability as well as effective communication and engagement with shareholders and other stakeholders. It is, in addition, committed to continuously enhancing these standards and practices and inculcating a robust culture of compliance and ethical governance underlying the business operations and practices across the Group.

The Company has complied throughout the year ended December 31, 2023 with all applicable code provisions of the Hong Kong Corporate Governance Code contained in Appendix C1 of the Rules Governing the Listing of Securities on HKEX (the “Hong Kong Listing Rules”).

COMPLIANCE WITH THE SHARE DEALINGS CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Board has adopted the Code on Dealings in Shares which is on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 of the Hong Kong Listing Rules as the protocol regulating Directors’ dealings in securities of the Company. In response to specific enquiries made, all Directors have confirmed that they have complied with the required standards set out in such code regarding their securities transactions throughout their tenure during the year ended December 31, 2023.

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held on Friday, May 10, 2024. Notice of the 2024 Annual General Meeting will be published and issued to shareholders in due course.

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USE OF NET PROCEEDS

On June 30, 2021, the Company issued 104,000,000 new ordinary shares for total gross proceeds of approximately $534.7 million from the listing and offering of the Company’s ordinary shares on HKEX.

On July 15, 2021, the over-allotment option was fully exercised and the Company issued an aggregate of 15,600,000 ordinary shares for total gross proceeds of approximately $80.2 million.

The intended use of total net proceeds of approximately $585.2 million from the offering and the over-allotment option for the purposes and in the amounts (adjusted on pro rata basis based on the actual net proceeds) as disclosed in the prospectus of the Company dated June 18, 2021 is as below:

Use of Proceeds	Percentage of Total Net Proceeds	Approximate Amount	Actual Usage up to December 31, 2023	Unutilized Net Proceeds as of December 31, 2023	Expected Timeline for Utilization of Proceeds (note)
	(%)	($’millions)	($’millions)	($’millions)
Advance our late-stage clinical programs for savolitinib, surufatinib, fruquintinib, amdizalisib and sovleplenib through registration trials and potential NDA submissions	50%	292.7	292.7	—	Fully utilized
Support further proof-of-concept studies and fund the continued expansion of our product portfolio in cancer and immunological diseases through internal research, including the development cost of early-clinical and preclinical-stage pipeline drug candidates	10%	58.5	58.5	—	Fully utilized
Further strengthen our integrated capabilities across commercialization, clinical and regulatory and manufacturing	20%	117.1	117.1	—	Fully utilized
Fund potential global business development and strategic acquisition opportunities to complement our internal research and development activities and enhance our current drug candidate pipeline	15%	87.8	87.8	—	Fully utilized
Working capital, expanding internal capabilities globally and in China and general corporate purposes	5%	29.1	29.1	—	Fully utilized
	100%	585.2	585.2	—

Note: There was no change in the intended use of net proceeds as previously disclosed. The Company utilized the remaining net proceeds in accordance with such intended purposes by the end of 2023.

ANNUAL FINANCIAL STATEMENTS

The consolidated financial statements of the Company and its subsidiary companies for the year ended December 31, 2023 included in the 20-F of the Company prepared in accordance with accounting principles generally accepted in the U.S. have been audited by the Company’s auditors, PricewaterhouseCoopers Zhong Tian LLP. The consolidated financial statements of the Company and its subsidiary companies for the year ended December 31, 2023 have also been reviewed by the Audit Committee of the Company.

IMPORTANT EVENTS AFTER THE REPORTING DATE

Save as disclosed above, no important events affecting the Company occurred since December 31, 2023 and up to the date of this announcement.

PUBLICATION OF FULL YEAR RESULTS AND ANNUAL REPORT

This full year results announcement is published on the websites of HKEX (www.hkexnews.hk), the U.S. Securities and Exchange Commission (www.sec.gov/edgar), the London Stock Exchange (www.londonstockexchange.com) and the Company (www.hutch-med.com). The annual report of the Group for the year ended December 31, 2023 will be published on the websites of HKEX and the Company in April 2024.

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REFERENCES & ABBREVIATIONS

1       Takeda = Takeda Pharmaceuticals International AG, a subsidiary of Takeda Pharmaceutical Company Limited.

2       R&D = Research and development.

3       NDA = New Drug Application.

4         NSCLC = Non-small cell lung cancer.

5       FDA = Food and Drug Administration.

6       PDUFA = U.S. Prescription Drug User Fee Act.

7       CRC = Colorectal cancer.

8       NCCN = National Comprehensive Cancer Network.

9       In-market sales = total sales to third parties provided by Eli Lilly (ELUNATE®), Takeda (FRUZAQLA™), AstraZeneca (ORPATHYS®) and HUTCHMED (ELUNATE®, SULANDA®, ORPATHYS® and TAZVERIK®).

10     MAA = Marketing Authorization Application.

11     EMA = European Medicines Agency.

12     PMDA = Pharmaceuticals and Medical Devices Agency.

13     EMC = Endometrial cancer.

14     RCC = Renal cell carcinoma.

15     NMPA = National Medical Products Administration.

16     Syk = Spleen tyrosine kinase.

17     ITP = Immune thrombocytopenia purpura.

18     AstraZeneca = AstraZeneca AB, a subsidiary of AstraZeneca plc.

19     CER = Constant exchange rate. We also report changes in performance at CER which is a non-GAAP measure. Please refer to “Use of Non-GAAP Financial Measures and Reconciliation” below for further information relevant to the interpretation of these financial measures and reconciliations of these financial measures to the most comparable GAAP measures.

20     Source: IQVIA. Report on file.

21    TPO = Thrombopoietin; TPO-RAs = Thrombopoietin receptor agonists.

22     MET = Mesenchymal epithelial transition factor.

23     EGFR = Epidermal growth factor receptor.

24     TKI = Tyrosine kinase inhibitor.

25     NRDL = National Reimbursement Drug List.

26     Lilly = Eli Lilly and Company.

27     VEGFR = Vascular endothelial growth factor receptor.

28     ASCO = American Society of Clinical Oncology.

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29     PFS = Progression free survival.

30     ORR = Objective response rate.

31     DCR = Disease control rate.

32     OS = Overall survival.

33     PD-1 = Programmed cell death protein-1.

34     FGFR = Fibroblast growth factor receptor.

35     CSF-1R = Colony-stimulating factor 1 receptor.

36     AACR = American Association for Cancer Research.

37     AIHA = Autoimmune hemolytic anemia.

38     Ipsen = Ipsen SA, parent of Epizyme Inc.

39     DoR = Duration of response.

40     IHCC = Intrahepatic cholangiocarcinoma.

41     PI3Kδ = Phosphoinositide 3-kinase delta.

42     Inmagene = Inmagene Biopharmaceuticals.

43     BTK = Bruton tyrosine kinase.

44     SHPL = Shanghai Hutchison Pharmaceuticals Limited.

45     HHOHK = Hutchison Hain Organic (Hong Kong) Limited.

46     HSN = HUTCHMED Science Nutrition Limited.

47     GAAP = Generally Accepted Accounting Principles.

48     SG&A= Selling, general, and administrative expenses.

49     ADS = American depositary share.

50     HKEX = The Main Board of The Stock Exchange of Hong Kong Limited.

51     NHSA = China National Healthcare Security Administration.

52     NET = Neuroendocrine tumor.

53     CSCO = Chinese Society of Clinical Oncology.

54     PRCC = Papillary renal cell carcinoma.

55     EGFRm+ = Epidermal growth factor receptor mutated.

56     ELCC = The European Lung Cancer Congress.

57     WCLC = World Conference on Lung Cancer.

58     TRAE = Treatment-related adverse events.

59     BID = Twice a day.

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60     GI = Gastrointestinal.

61     JSMO = Japanese Society of Medical Oncology.

62     ESMO = European Society for Medical Oncology.

63     TN = Triple negative.

64     HR+ = Hormone receptor positive.

65     Her2- = Human epidermal growth factor receptor 2 negative.

66     MSS = Microsatellite stable.

67     epNET = Extra-pancreatic neuroendocrine tumor.

68     pNET= Pancreatic neuroendocrine tumor.

69     NEC = Neuroendocrine carcinoma.

70     NEN = Neuroendocrine neoplasms.

71     GC = Gastric cancer.

72     ESCC = Esophageal squamous cell carcinoma.

73     SCLC = Small cell lung cancer.

74     TC = Thyroid cancer.

75     STS = Soft tissue sarcoma.

76     BTC = Biliary tract cancer.

77     ASH = American Society of Hematology.

78     QD = Once a day.

79     NHL = Non-Hodgkin Lymphoma.

80     ICML = International Conference on Malignant Lymphoma.

81     IDH = Isocitrate dehydrogenase.

82     EHA = European Hematology Association.

83     CLL = Chronic lymphocytic leukemia.

84     SLL = Small lymphocytic lymphoma.

85     RP2D = Recommended phase 2 dose.

86     MAPK = Mitogen-activated protein kinase.

87     API = Active pharmaceutical ingredient.

88     Hutchison Sinopharm = Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Company Limited.

89     Luye = Luye Pharma Hong Kong Ltd.

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90     SXBX = She Xiang Bao Xin.

91     BOC = Bank of China Limited.

92     LPR = Loan Prime Rate.

93     HSBC = The Hongkong and Shanghai Banking Corporation Limited.

94     HIBOR = Hong Kong Interbank Offered Rate.

95     PBOC = People’s Bank of China.

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CONSOLIDATED FINANCIAL STATEMENTS

HUTCHMED (CHINA) LIMITED

CONSOLIDATED BALANCE SHEETS

(IN US$’000, EXCEPT SHARE DATA)

		December 31,
	Note	2023	2022
Assets
Current assets
Cash and cash equivalents	5	283,589	313,278
Short-term investments	5	602,747	317,718
Accounts receivable	6	116,894	97,988
Other receivables, prepayments and deposits	7	14,889	53,216
Amounts due from related parties	24	28,462	998
Inventories	8	50,258	56,690
Total current assets		1,096,839	839,888
Property, plant and equipment	9	99,727	75,947
Right-of-use assets	10	4,665	8,722
Deferred tax assets	25(ii)	15,456	15,366
Investments in equity investees	11	48,411	73,777
Other non-current assets		14,675	15,745
Total assets		1,279,773	1,029,445
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	12	36,327	71,115
Other payables, accruals and advance receipts	13	271,399	264,621
Short-term bank borrowings	14	31,155	—
Deferred revenue	18	57,639	13,347
Income tax payable	25(iii)	2,580	1,112
Lease liabilities	10	3,927	3,708
Total current liabilities		403,027	353,903
Lease liabilities, non-current portion	10	2,860	5,196
Deferred tax liabilities	25(ii)	1,484	2,710
Long-term bank borrowings	14	48,189	18,104
Deferred revenue, non-current portion	18	69,480	190
Other non-current liabilities		11,346	12,472
Total liabilities		536,386	392,575
Commitments and contingencies	15

Company’s shareholders’ equity
Ordinary shares; $0.10 par value; 1,500,000,000 shares authorized; 871,256,270 and 864,775,340 shares issued at December 31, 2023 and 2022 respectively	16	87,126	86,478
Additional paid-in capital		1,522,447	1,497,273
Accumulated losses		(870,869)	(971,481)
Accumulated other comprehensive loss		(8,163)	(1,903)
Total Company’s shareholders’ equity		730,541	610,367
Non-controlling interests		12,846	26,503
Total shareholders’ equity		743,387	636,870
Total liabilities and shareholders’ equity		1,279,773	1,029,445

The accompanying notes are an integral part of these consolidated financial statements.

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HUTCHMED (CHINA) LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(IN US$’000, EXCEPT SHARE AND PER SHARE DATA)

		Year Ended December 31,
	Note	2023	2022	2021
Revenue
Goods —third parties		388,924	314,329	266,199
—related parties	24(i)	8,264	5,293	4,256
Services —commercialization—third parties		48,608	41,275	27,428
—research and development—related parties	24(i)	481	507	525
—collaboration research and development—third parties		80,397	23,741	18,995
Other collaboration revenue
—royalties—third parties		32,470	26,310	15,064
—licensing—third parties		278,855	14,954	23,661
Total revenue	18	837,999	426,409	356,128
Operating expenses
Costs of good—third parties		(331,984)	(268,698)	(229,448)
Costs of good—related parties		(4,777)	(3,616)	(3,114)
Costs of service—commercialization—third parties		(47,686)	(38,789)	(25,672)
Research and development expenses	20	(302,001)	(386,893)	(299,086)
Selling expenses		(53,392)	(43,933)	(37,827)
Administrative expenses		(79,784)	(92,173)	(89,298)
Total operating expenses		(819,624)	(834,102)	(684,445)
		18,375	(407,693)	(328,317)
Gain on divestment of an equity investee	22	—	—	121,310
Other income/(expense)
Interest income	27	36,145	9,599	2,076
Other income	23	12,949	1,833	2,426
Interest expense	27	(759)	(652)	(592)
Other expense	23	(8,402)	(13,509)	(12,643)
Total other income/(expense)		39,933	(2,729)	(8,733)
Income/(loss) before income taxes and equity in earnings of equity investees		58,308	(410,422)	(215,740)
Income tax (expense)/benefit	25(i)	(4,509)	283	(11,918)
Equity in earnings of equity investees, net of tax	11	47,295	49,753	60,617
Net income/(loss)		101,094	(360,386)	(167,041)
Less: Net income attributable to non-controlling interests		(314)	(449)	(27,607)
Net income/(loss) attributable to the Company		100,780	(360,835)	(194,648)
Earnings/(losses) per share attributable to the Company (US$ per share)
—basic	26	0.12	(0.43)	(0.25)
—diluted	26	0.12	(0.43)	(0.25)
Number of shares used in per share calculation
—basic	26	849,654,296	847,143,540	792,684,524
—diluted	26	869,196,348	847,143,540	792,684,524

The accompanying notes are an integral part of these consolidated financial statements.

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HUTCHMED (CHINA) LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(IN US$’000)

	Year Ended December 31,
	2023	2022	2021
Net income/(loss)	101,094	(360,386)	(167,041)
Other comprehensive (loss)/income
Foreign currency translation (loss)/gain	(6,592)	(8,469)	2,964
Total comprehensive income/(loss)	94,502	(368,855)	(164,077)
Less: Comprehensive loss/(income) attributable to non-controlling interests	39	545	(28,029)
Total comprehensive income/(loss) attributable to the Company	94,541	(368,310)	(192,106)

The accompanying notes are an integral part of these consolidated financial statements.

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HUTCHMED (CHINA) LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(IN US$’000, EXCEPT SHARE DATA IN ’000)

					Accumulated	Total
	Ordinary	Ordinary	Additional		Other	Company’s	Non-	Total
	Shares	Shares	Paid-in	Accumulated	Comprehensive	Shareholders’	controlling	Shareholders’
	Number	Value	Capital	Losses	Income/(Loss)	Equity	Interests	Equity
As at January 1, 2021	727,722	72,772	822,458	(415,591)	4,477	484,116	34,833	518,949
Net (loss)/income	—	—	—	(194,648)	—	(194,648)	27,607	(167,041)
Issuance in relation to public offering	119,600	11,960	602,907	—	—	614,867	—	614,867
Issuance in relation to private investment in public equity	16,393	1,639	98,361	—	—	100,000	—	100,000
Issuance costs	—	—	(29,806)	—	—	(29,806)	—	(29,806)
Issuances in relation to share option exercises	816	82	2,370	—	—	2,452	—	2,452
Share-based compensation
Share options	—	—	16,339	—	—	16,339	26	16,365
Long-term incentive plan (“LTIP”)	—	—	19,808	—	—	19,808	70	19,878
	—	—	36,147	—	—	36,147	96	36,243
LTIP—treasury shares acquired and held by Trustee	—	—	(27,309)	—	—	(27,309)	—	(27,309)
Dividends declared to non-controlling shareholders of subsidiaries (Note 24 (iii))	—	—	—	—	—	—	(9,894)	(9,894)
Transfer between reserves	—	—	89	(89)	—	—	—	—
Divestment of an equity investee (Note 22)	—	—	(21)	—	(1,447)	(1,468)	(443)	(1,911)
Foreign currency translation adjustments	—	—	—	—	2,542	2,542	422	2,964
As at December 31, 2021	864,531	86,453	1,505,196	(610,328)	5,572	986,893	52,621	1,039,514
Net (loss)/income	—	—	—	(360,835)	—	(360,835)	449	(360,386)
Issuances in relation to share option exercises	244	25	149	—	—	174	—	174
Share-based compensation
Share options	—	—	6,724	—	—	6,724	12	6,736
LTIP	—	—	32,970	—	—	32,970	15	32,985
	—	—	39,694	—	—	39,694	27	39,721
LTIP—treasury shares acquired and held by Trustee (Note 17(ii))	—	—	(48,084)	—	—	(48,084)	—	(48,084)
Dividends declared to non-controlling shareholders of subsidiaries (Note 24 (iii))	—	—	—	—	—	—	(25,600)	(25,600)
Transfer between reserves	—	—	318	(318)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(7,475)	(7,475)	(994)	(8,469)
As at December 31, 2022	864,775	86,478	1,497,273	(971,481)	(1,903)	610,367	26,503	636,870
Net income	—	—	—	100,780	—	100,780	314	101,094
Issuances in relation to share option exercises	6,481	648	4,446	—	—	5,094	—	5,094
Share-based compensation
Share options	—	—	6,175	—	—	6,175	9	6,184
LTIP	—	—	23,619	—	—	23,619	(4)	23,615
	—	—	29,794	—	—	29,794	5	29,799
LTIP—treasury shares acquired and held by Trustee (Note 17(ii))	—	—	(9,071)	—	—	(9,071)	—	(9,071)
Dividends declared to non-controlling shareholders of subsidiaries (Note 24 (iii))	—	—	—	—	—	—	(9,068)	(9,068)
Transfer between reserves	—	—	168	(168)	—	—	—	—
Divestment of subsidiaries	—	—	(114)	—	(25)	(139)	(4,555)	(4,694)
Divestment of other equity investee	—	—	(49)	—	4	(45)	—	(45)
Foreign currency translation adjustments	—	—	—	—	(6,239)	(6,239)	(353)	(6,592)
As at December 31, 2023	871,256	87,126	1,522,447	(870,869)	(8,163)	730,541	12,846	743,387

The accompanying notes are an integral part of these consolidated financial statements.

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HUTCHMED (CHINA) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN US$’000)

		Year Ended December 31,
	Note	2023	2022	2021
Net cash generated from/(used in) operating activities	28	219,258	(268,599)	(204,223)
Investing activities
Purchases of property, plant and equipment		(32,612)	(36,664)	(16,401)
Purchase of leasehold land		—	—	(355)
Refund of leasehold land deposit		—	—	930
Deposits in short-term investments		(1,627,875)	(1,202,013)	(1,355,976)
Proceeds from short-term investments		1,342,846	1,518,453	921,364
Purchase of a warrant	19	—	—	(15,000)
Dividend and proceeds received from divestment of Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited (“HBYS”)	22	29,495	16,488	159,118
Proceeds from divestment of other equity investee		—	324	—
Proceeds from divestment of subsidiaries	24(i)	5,103	—	—
Cash disposed from divestment of subsidiaries		(8,093)	—	—
Net cash (used in)/generated from investing activities		(291,136)	296,588	(306,320)
Financing activities
Proceeds from issuances of ordinary shares		5,094	174	717,319
Purchases of treasury shares	17(ii)	(9,071)	(48,084)	(27,309)
Dividends paid to non-controlling shareholders of subsidiaries	24(iii)	(9,068)	(25,600)	(9,894)
Repayment of loan to a non-controlling shareholder of a subsidiary		—	—	(579)
Proceeds from bank borrowings		61,705	17,753	—
Repayment of bank borrowings		—	(26,923)	—
Payment of issuance costs		—	(83)	(29,509)
Net cash generated from/(used in)financing activities		48,660	(82,763)	650,028
Net (decrease)/increase in cash and cash equivalents		(23,218)	(54,774)	139,485
Effect of exchange rate changes on cash and cash equivalents		(6,471)	(9,490)	2,427
		(29,689)	(64,264)	141,912
Cash and cash equivalents
Cash and cash equivalents at beginning of year		313,278	377,542	235,630
Cash and cash equivalents at end of year		283,589	313,278	377,542
Supplemental disclosure for cash flow information
Cash paid for interest		421	150	425
Cash paid for tax, net of refunds	25(iii)	3,728	18,891	5,014
Supplemental disclosure for non-cash activities
Increase in accrued capital expenditures		5,713	9,618	8,607
Vesting of treasury shares for LTIP	17(ii)	18,148	12,034	1,450

The accompanying notes are an integral part of these consolidated financial statements.

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HUTCHMED (CHINA) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Nature of Business

HUTCHMED (China) Limited (the “Company”) and its subsidiaries (together the “Group”) are principally engaged in researching, developing, manufacturing and marketing pharmaceutical products. The Group and its equity investee have research and development facilities and manufacturing plants in the People’s Republic of China (the “PRC”) and sell their products mainly in the PRC, including Hong Kong and Macau. In addition, the Group has established international operations in the United States of America (the “U.S.”) and Europe.

The Company’s ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited (“HKEX”) and the AIM market of the London Stock Exchange, and its American depositary shares (“ADS”) are traded on the Nasdaq Global Select Market.

Liquidity

As at December 31, 2023, the Group had accumulated losses of US$870,869,000 primarily due to its spending in drug research and development activities. The Group regularly monitors current and expected liquidity requirements to ensure that it maintains sufficient cash balances and adequate credit facilities to meet its liquidity requirements in the short and long term. As at December 31, 2023, the Group had cash and cash equivalents of US$283,589,000, short-term investments of US$602,747,000 and unutilized bank borrowing facilities of US$68,069,000. Short-term investments comprised of bank deposits maturing over three months. The Group’s operating plan includes the continued receipt of dividends from an equity investee. Dividends received from Shanghai Hutchison Pharmaceuticals Limited (“SHPL”) for the years ended December 31, 2023, 2022 and 2021 were US$42,308,000, US$43,718,000 and US$49,872,000 respectively.

Based on the Group’s operating plan, the existing cash and cash equivalents, short-term investments and unutilized bank borrowing facilities are considered to be sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the issuance date of the consolidated financial statements.

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2. Particulars of Principal Subsidiaries and Equity Investee

		Equity interest
	Place of	attributable to
	establishment	the Group
	and	December 31,
Name	operations	2023	2022	Principal activities
Subsidiaries
HUTCHMED Limited	PRC	99.75%	99.75%	Research, development, manufacture and commercialization of pharmaceutical products
HUTCHMED International Corporation	U.S.	99.75%	99.75%	Provision of professional, scientific and technical support services
Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Company Limited (“HSPL”)	PRC	50.87%	50.87%	Provision of sales, distribution and marketing services to pharmaceutical manufacturers
Hutchison Healthcare Limited	PRC	100%	100%	Manufacture and distribution of healthcare products
Hutchison Hain Organic (Hong Kong) Limited (“HHOHK”) (note)	Hong Kong	—%	50%	Wholesale and trading of healthcare and consumer products
HUTCHMED Science Nutrition Limited (“HSN”) (note)	Hong Kong	—%	100%	Wholesale and trading of healthcare and consumer products
Equity investee
SHPL	PRC	50%	50%	Manufacture and distribution of prescription drug products

Note: On December 7, 2023, the Group completed a transaction to divest its entire investment in HHOHK and HSN to Hutchison Whampoa (China) Limited, an indirect subsidiary of CK Hutchison Holdings Limited (“CK Hutchison”) (Note 24(i)).

3. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements reflect the accounts of the Company and all of its subsidiaries in which a controlling interest is maintained. When a subsidiary is deconsolidated from the date that control ceases, any gain or loss on the divestment of the interest sold is recognized in profit or loss. Amounts previously recognized in other comprehensive income/(loss) for the subsidiary are transferred to the consolidated statements of operations as part of the gain or loss on the divestment. All inter-company balances and transactions have been eliminated in consolidation. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the U.S. (“U.S. GAAP”).

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period.

Foreign Currency Translation

The Company’s presentation currency and functional currency is the U.S. dollar (“US$”). The financial statements of its subsidiaries with a functional currency other than the US$ have been translated into the Company’s presentation currency. All assets and liabilities of the subsidiaries are translated using year-end exchange rates and revenue and expenses are translated at average exchange rates for the year. Translation adjustments are reflected in accumulated other comprehensive income /(loss) in shareholders’ equity.

Net foreign currency exchange gains/(losses) of US$8,661,000, (US$5,704,000) and US$1,671,000 were recorded in other income and expense in the consolidated statements of operations for the years ended December 31, 2023, 2022 and 2021 respectively.

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Foreign Currency Risk

The Group’s operating transactions and its assets and liabilities in the PRC are mainly denominated in Renminbi (“RMB”), which is not freely convertible into foreign currencies. The Group’s cash and cash equivalents denominated in RMB are subject to government controls. The value of the RMB is subject to fluctuations from central government policy changes and international economic and political developments that affect the supply and demand of RMB in the foreign exchange market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through the PBOC or other PRC foreign exchange regulatory bodies which require certain supporting documentation in order to complete the remittance.

Allowance for Current Expected Credit Losses and Concentration of Credit Risk

Financial instruments that potentially expose the Group to credit risk consist primarily of cash and cash equivalents, short-term investments, and financial assets not carried at fair value including accounts receivable and other receivables.

The Group recognizes an allowance for current expected credit losses (“CECLs”) on financial assets not carried at fair value. CECLs are calculated over the expected life of the financial assets on an individual or a portfolio basis considering information available about the counterparties’ credit situation and collectability of the specific cash flows, including information about past events, current conditions and future forecasts.

The Group places substantially all of its cash and cash equivalents and short-term investments in major financial institutions, which management believes are of high credit quality. The Group has a practice to limit the amount of credit exposure to any particular financial institution. Additionally, the Group has policies in place to ensure that sales are made to customers with an appropriate credit history and the Group performs periodic credit evaluations of its customers. Normally the Group does not require collateral from trade debtors. The Group has not had any material credit losses.

Cash and Cash Equivalents

The Group considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash on hand and bank deposits and are stated at cost, which approximates fair value.

Short-term Investments

Short-term investments include deposits placed with banks with original maturities of more than three months but less than one year.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from customers based on their outstanding invoices. The allowance for CECLs reflects the Group’s current estimate of credit losses expected to be incurred over the life of the receivables. The Group considers various factors in establishing, monitoring, and adjusting its allowance for CECLs including the aging of the accounts and aging trends, the historical level of charge-offs, and specific exposures related to particular customers. The Group also monitors other risk factors and forward-looking information, such as country risk, when determining credit limits for customers and establishing adequate allowances for CECLs. Accounts receivable are written off after all reasonable means to collect the full amount (including litigation, where appropriate) have been exhausted.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods comprises raw materials, direct labor, other direct costs and related production overheads based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. A provision for excess and obsolete inventory will be made based primarily on forecasts of product demand and production requirements. The excess balance determined by this analysis becomes the basis for excess inventory charge and the written-down value of the inventory becomes its cost. Written-down inventory is not written up if market conditions improve.

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Property, Plant and Equipment

Property, plant and equipment consist of buildings, leasehold improvements, plant and equipment, furniture and fixtures, other equipment and motor vehicles. Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable assets.

Buildings	20 years
Plant and equipment	5-10 years
Furniture and fixtures, other equipment and motor vehicles	4-5 years
Leasehold improvements	Shorter of (a) 5 years or (b) remaining term of lease

Additions and improvements that extend the useful life of an asset are capitalized. Repairs and maintenance costs are expensed as incurred.

Impairment of Long-Lived Assets

The Group evaluates the recoverability of long-lived assets in accordance with authoritative guidance on accounting for the impairment or disposal of long-lived assets. The Group evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. If indicators of impairment exist, the first step of the impairment test is performed to assess if the carrying value of the net assets exceeds the undiscounted cash flows of the assets. If yes, the second step of the impairment test is performed in order to determine if the carrying value of the net assets exceeds the fair value. If yes, impairment is recognized for the excess.

Investments in Equity Investees

Investments in equity investees over which the Group has significant influence are accounted for using the equity method. The Group evaluates equity method investments for impairment when events or circumstances suggest that their carrying amounts may not be recoverable. An impairment charge would be recognized in earnings for a decline in value that is determined to be other-than-temporary after assessing the severity and duration of the impairment and the likelihood of recovery before disposal. The investments are recorded at fair value only if impairment is recognized.

Leasehold Land

Leasehold land represents fees paid to acquire the right to use the land on which various plants and buildings are situated for a specified period of time from the date the respective right was granted and are stated at cost less accumulated amortization and impairment loss, if any. Amortization is computed using the straight-line basis over the lease period of 50 years.

Goodwill

Goodwill represents the excess of the purchase price plus fair value of non-controlling interests over the fair value of identifiable assets and liabilities acquired. Goodwill is not amortized, but is tested for impairment at the reporting unit level on at least an annual basis or when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. When performing an evaluation of goodwill impairment, the Group has the option to first assess qualitative factors, such as significant events and changes to expectations and activities that may have occurred since the last impairment evaluation, to determine if it is more likely than not that goodwill might be impaired. If as a result of the qualitative assessment, that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the quantitative fair value test is performed to determine if the fair value of the reporting unit exceeds its carrying value.

Other Intangible Assets

Other intangible assets with finite useful lives are carried at cost less accumulated amortization and impairment loss, if any. Amortization is computed using the straight-line basis over the estimated useful lives of the assets.

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Borrowings

Borrowings are recognized initially at fair value, net of debt issuance costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of debt issuance costs) and the redemption value is recognized in the consolidated statements of operations over the period of the borrowings using the effective interest method.

Ordinary Shares

The Company’s ordinary shares are stated at par value of US$0.10 per ordinary share. The difference between the consideration received, net of issuance cost, and the par value is recorded in additional paid-in capital.

The Company’s ordinary shares are traded in the form of ordinary shares and ADS. Each ADS represents five ordinary shares.

Treasury Shares

The Group accounts for treasury shares under the cost method. The treasury shares are purchased for the purpose of the LTIP and held by a trustee appointed by the Group (the “Trustee”) prior to vesting.

Share-Based Compensation

Share options

The Group recognizes share-based compensation expense on share options granted to employees and directors based on their estimated grant date fair value using the Polynomial model. This Polynomial pricing model uses various inputs to measure fair value, including the market value of the Company’s underlying ordinary shares at the grant date, contractual terms, estimated volatility, risk-free interest rates and expected dividend yields. The Group recognizes share-based compensation expense in the consolidated statements of operations on a graded vesting basis over the requisite service period, and accounts for forfeitures as they occur.

Share options are classified as equity-settled awards. Share-based compensation expense, when recognized, is charged to the consolidated statements of operations with the corresponding entry to additional paid-in capital.

LTIP

The Group recognizes the share-based compensation expense on the LTIP awards based on a fixed or determinable monetary amount on a straight-line basis for each annual tranche awarded over the requisite period. For LTIP awards with performance targets, prior to their determination date, the amount of LTIP awards that is expected to vest takes into consideration the achievement of the performance conditions and the extent to which the performance conditions are likely to be met. Performance conditions vary by awards, and may include targets for shareholder returns, financings, revenue, net income after taxes and the achievement of clinical, regulatory, business development and manufacturing milestones.

These LTIP awards are classified as liability-settled awards before the determination date (i.e. the date when the achievement of any performance conditions are known), as they settle in a variable number of shares based on a determinable monetary amount, which is determined upon the actual achievement of performance targets. As the extent of achievement of the performance targets is uncertain prior to the determination date, a probability based on management’s assessment of the achievement of the performance targets has been assigned to calculate the amount to be recognized as an expense over the requisite period.

After the determination date or if the LTIP awards have no performance conditions, the LTIP awards are classified as equity-settled awards. If the performance target is achieved, the Group will pay the determined monetary amount to the Trustee to purchase ordinary shares of the Company or the equivalent ADS. Any cumulative compensation expense previously recognized as a liability will be transferred to additional paid-in capital. If the performance target is not achieved, no ordinary shares or ADS of the Company will be purchased and the amount previously recorded in the liability will be reversed and included in the consolidated statements of operations.

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Defined Contribution Plans

The Group’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The relevant labor regulations require the Group’s subsidiaries in the PRC to pay the local labor and social welfare authority’s monthly contributions at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor and social welfare authorities are responsible for meeting all retirement benefits obligations and the Group’s subsidiaries in the PRC have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred.

The Group also makes payments to other defined contribution plans for the benefit of employees employed by subsidiaries outside the PRC. The defined contribution plans are generally funded by the relevant companies and by payments from employees.

The Group’s contributions to defined contribution plans for the years ended December 31, 2023, 2022 and 2021 were US$11,708,000, US$11,795,000 and US$7,181,000 respectively.

Revenue Recognition

Revenue is measured based on consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Group from a customer, are also excluded from revenue. The Group recognizes revenue when it satisfies a performance obligation by transferring control over a good, service or license to a customer.

(i)	Goods and services

The Group principally generates revenue from (1) sales of goods, which are the manufacture or purchase and distribution of pharmaceutical products and other consumer health products, and (2) provision of services, which are the provision of sales, distribution and marketing services to pharmaceutical manufacturers. The Group evaluates whether it is the principal or agent for these contracts. Where the Group obtains control of the goods for distribution, it is the principal (i.e. recognizes sales of goods on a gross basis). Where the Group does not obtain control of the goods for distribution, it is the agent (i.e. recognizes provision of services on a net basis). Control is primarily evidenced by taking physical possession and inventory risk of the goods.

Revenue from sales of goods is recognized when the customer takes possession of the goods. This usually occurs upon completed delivery of the goods to the customer site. The amount of revenue recognized is adjusted for expected sales incentives as stipulated in the contract, which are generally issued to customers as direct discounts at the point-of-sale or indirectly in the form of rebates. Sales incentives are estimated using the expected value method. Additionally, sales are generally made with a limited right of return under certain conditions. Revenue is recorded net of provisions for sales discounts and returns.

Revenue from provision of services is recognized when the benefits of the services transfer to the customer over time, which is based on the proportionate value of services rendered as determined under the terms of the relevant contract. Additionally, when the amounts that can be invoiced correspond directly with the value to the customer for performance completed to date, the Group recognizes revenue from provision of services based on amounts that can be invoiced to the customer.

Deferred revenue is recognized if consideration is received in advance of transferring control of the goods or rendering of services. Accounts receivable is recognized if the Group has an unconditional right to bill the customer, which is generally when the customer takes possession of the goods or services are rendered. Payment terms differ by subsidiary and customer, but generally range from 45 to 180 days from the invoice date.

(ii)	License and collaboration contracts

The Group’s Oncology/Immunology reportable segment includes revenue generated from license and collaboration contracts, which generally contain multiple performance obligations including (1) the licenses to the development, commercialization and manufacture rights of a drug compound, (2) the research and development services for each specified treatment indication, and (3) other deliverables, which are accounted for separately if they are distinct, i.e. if a product or service is separately identifiable from other items in the arrangement and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

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The transaction price generally includes fixed and variable consideration in the form of upfront payment, research and development cost reimbursements, contingent milestone payments and sales-based royalties. Contingent milestone payments are not included in the transaction price until it becomes probable that a significant reversal of revenue will not occur, which is generally when the specified milestone is achieved. The allocation of the transaction price to each performance obligation is based on the relative standalone selling prices of each performance obligation determined at the inception of the contract. The Group estimates the standalone selling prices based on the income approach and cost plus margin approach. Control of the license to the drug compounds transfers at the inception date of the collaboration agreements and consequently, amounts allocated to this performance obligation are generally recognized at a point in time. Conversely, research and development services for each specified indication are performed over time and amounts allocated to these performance obligations are generally recognized over time using a percentage-of-completion method. The Group has determined that research and development expenses provide an appropriate depiction of measure of progress for the research and development services. Changes to estimated cost inputs may result in a cumulative catch-up adjustment. Royalty revenue is recognized as future sales occur as they meet the requirements for the sales-usage based royalty exception.

Deferred revenue is recognized if allocated consideration is received in advance of the Group rendering research and development services or earning royalties on future sales. Accounts receivable is recognized based on the terms of the contract and when the Group has an unconditional right to bill the customer, which is generally when research and development services are rendered.

Research and Development Expenses

Research and development expenses include the following: (i) research and development costs, which are expensed as incurred; (ii) acquired in-process research and development (“IPR&D”) expenses, which include the initial costs of externally developed IPR&D projects, acquired directly in a transaction other than a business combination, that do not have an alternative future use; and (iii) milestone payment obligations for externally developed IPR&D projects incurred prior to regulatory approval of the product in the in-licensed territory, which are accrued when the event requiring payment of the milestone occurs (milestone payment obligations incurred upon regulatory approval are recorded as other intangible assets).

Collaborative Arrangements

The Group enters into collaborative arrangements with collaboration partners that fall under the scope of Accounting Standards Codification (“ASC”) 808, Collaborative Arrangements (“ASC 808”). The Group records all expenditures for such collaborative arrangements in research and development expenses as incurred, including payments to third party vendors and reimbursements to collaboration partners, if any. Reimbursements from collaboration partners are recorded as reductions to research and development expenses and accrued when they can be contractually claimed.

Government Grants

Grants from governments are recognized at their fair values. Government grants that are received in advance are deferred and recognized in the consolidated statements of operations over the period necessary to match them with the costs that they are intended to compensate. Government grants in relation to the achievement of stages of research and development projects are recognized in the consolidated statements of operations when amounts have been received and all attached conditions have been met. Non-refundable grants received without any further obligations or conditions attached are recognized immediately in the consolidated statements of operations.

Leases

In an operating lease, a lessee obtains control of only the use of the underlying asset, but not the underlying asset itself. An operating lease is recognized as a right-of-use asset with a corresponding liability at the date which the leased asset is available for use by the Group. The Group recognizes an obligation to make lease payments equal to the present value of the lease payments over the lease term. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option.

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Lease liabilities include the net present value of the following lease payments: (i) fixed payments; (ii) variable lease payments that depend on an index or a rate; and (iii) payments of penalties for terminating the lease if the lease term reflects the lessee exercising that option, if any. Lease liabilities exclude the following payments that are generally accounted for separately: (i) non-lease components, such as maintenance and security service fees and value added tax, and (ii) any payments that a lessee makes before the lease commencement date. The lease payments are discounted using the interest rate implicit in the lease or if that rate cannot be determined, the lessee’s incremental borrowing rate being the rate that the lessee would have to pay to borrow the funds in its currency and jurisdiction necessary to obtain an asset of similar value, economic environment and terms and conditions.

An asset representing the right to use the underlying asset during the lease term is recognized that consists of the initial measurement of the operating lease liability, any lease payments made to the lessor at or before the commencement date less any lease incentives received, any initial direct cost incurred by the Group and any restoration costs.

After commencement of the operating lease, the Group recognizes lease expenses on a straight-line basis over the lease term. The right-of-use asset is subsequently measured at cost less accumulated amortization and any impairment provision. The amortization of the right-of-use asset represents the difference between the straight-line lease expense and the accretion of interest on the lease liability each period. The interest amount is used to accrete the lease liability and to amortize the right-of-use asset. There is no amount recorded as interest expense.

Payments associated with short-term leases are recognized as lease expenses on a straight-line basis over the period of the leases.

Subleases of right-of-use assets are accounted for similar to other leases. As an intermediate lessor, the Group separately accounts for the head-lease and sublease unless it is relieved of its primary obligation under the head-lease. Sublease income is recorded on a gross basis separate from the head-lease expenses. If the total remaining lease cost on the head-lease is more than the anticipated sublease income for the lease term, this is an indicator that the carrying amount of the right-of-use asset associated with the head-lease may not be recoverable, and the right-of-use asset will be assessed for impairment.

Income Taxes

The Group accounts for income taxes under the liability method. Under the liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and income tax bases of assets and liabilities and are measured using the income tax rates that will be in effect when the differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that some of the net deferred income tax asset will not be realized.

The Group accounts for an uncertain tax position in the consolidated financial statements only if it is more likely than not that the position is sustainable based on its technical merits and consideration of the relevant tax authority’s widely understood administrative practices and precedents. If the recognition threshold is met, the Group records the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement.

The Group recognizes interest and penalties for income taxes, if any, under income tax payable on its consolidated balance sheets and under other expense in its consolidated statements of operations.

Earnings/(losses) per Share

Basic earnings/(losses) per share is computed by dividing net income/(loss) attributable to the Company by the weighted average number of outstanding ordinary shares in issue during the year. Weighted average number of outstanding ordinary shares in issue excludes treasury shares.

Diluted earnings/(losses) per share is computed by dividing net income/(loss) attributable to the Company by the weighted average number of outstanding ordinary shares in issue and dilutive ordinary share equivalents outstanding during the year. Dilutive ordinary share equivalents include ordinary shares and treasury shares issuable upon the exercise or settlement of share-based awards or warrants issued by the Company using the treasury stock method. The computation of diluted earnings/(losses) per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect.

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Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief executive officer who is the Group’s chief operating decision maker. The chief operating decision maker reviews the Group’s internal reporting in order to assess performance and allocate resources.

Profit Appropriation and Statutory Reserves

The Group’s subsidiaries and equity investee established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the relevant laws and regulations established in the PRC, the Company’s subsidiaries registered as wholly-owned foreign enterprise have to make appropriations from their after-tax profits (as determined under generally accepted accounting principles in the PRC (“PRC GAAP”)) to reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company’s discretion. For the Group’s equity investee, the amount of appropriations to these funds are made at the discretion of its respective board.

In addition, Chinese domestic companies must make appropriations from their after-tax profits as determined under PRC GAAP to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the respective company’s discretion.

The use of the general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund is restricted to the offsetting of losses or increases to the registered capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to employees and for the collective welfare of employees. All these reserves are not permitted to be transferred to the company as cash dividends, loans or advances, nor can they be distributed except under liquidation.

4. Fair Value Disclosures

Cash equivalents, short-term investments, accounts receivable, other receivables, accounts payable and other payables are carried at cost, which approximates fair value due to the short-term nature of these financial instruments. Bank borrowings are floating rate instruments and carried at amortized cost, which approximates fair values.

5. Cash and Cash Equivalents and Short-term Investments

	December 31,
	2023	2022

	(in US$’000)
Cash and Cash Equivalents
Cash at bank and on hand	129,968	178,326
Bank deposits maturing in three months or less	153,621	134,952
	283,589	313,278
Short-term Investments
Bank deposits maturing over three months (note)	602,747	317,718
	886,336	630,996

Note: The maturities for short-term investments ranged from 91 to 187 days and 91 to 99 days for the years ended December 31, 2023 and 2022 respectively.

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Certain cash and bank balances denominated in RMB, US$ and UK Pound Sterling (“£”) were deposited with banks in the PRC. The conversion of these balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government. Cash and cash equivalents and short-term investments were denominated in the following currencies:

	December 31,
	2023	2022

	(in US$’000)
US$	836,718	533,173
RMB	45,772	79,319
Hong Kong dollar (“HK$”)	3,114	16,721
	£713	1,370
Others	19	413
	886,336	630,996

6. Accounts Receivable

Accounts receivable from contracts with customers consisted of the following:

	December 31,
	2023	2022

	(in US$’000)
Accounts receivable—third parties	115,169	94,531
Accounts receivable—related parties (Note 24(ii))	1,896	3,517
Allowance for credit losses	(171)	(60)
Accounts receivable, net	116,894	97,988

Substantially all accounts receivable are denominated in RMB, US$ and HK$ and are due within one year from the end of the reporting periods. The carrying values of accounts receivable approximate their fair values due to their short-term maturities.

An aging analysis for accounts receivable—third parties based on the relevant invoice dates is as follows:

	December 31,
	2023	2022

	(in US$’000)
Not later than 3 months	96,057	84,007
Between 3 months to 6 months	11,507	7,478
Between 6 months to 1 year	6,439	1,947
Later than 1 year	1,166	1,099
Accounts receivable—third parties	115,169	94,531

Movements on the allowance for credit losses:

	2023	2022	2021

	(in US$’000)
As at January 1	60	20	95
Increase in allowance for credit losses	141	150	16
Decrease in allowance due to subsequent collection	(16)	(107)	(92)
Exchange difference	(7)	(3)	1
Divestment of subsidiaries	(7)	—	—
As at December 31	171	60	20

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7. Other receivables, prepayments and deposits

Other receivables, prepayments and deposits consisted of the following:

	December 31,
	2023	2022

	(in US$’000)
Prepayments	7,108	22,329
Interest receivables	2,936	807
Value-added tax receivables	2,166	1,491
Deposits	1,065	1,214
Dividend receivables (Note 22)	—	26,246
Others	1,614	1,129
	14,889	53,216

No allowance for credit losses has been made for other receivables, prepayments and deposits for the years ended December 31, 2023 and 2022.

8. Inventories

Inventories, net of provision for excess and obsolete inventories, consisted of the following:

	December 31,
	2023	2022

	(in US$’000)
Raw materials	26,784	27,392
Finished goods	23,474	29,298
	50,258	56,690

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9. Property, Plant and Equipment

Property, plant and equipment consisted of the following:

				Furniture
				and
				fixtures,
				other
			Plant	equipment
		Leasehold	and	and motor	Construction
	Buildings	improvements	equipment	vehicles	in progress	Total

	(in US$’000)
Cost
As at January 1, 2023	2,233	16,836	7,454	31,738	54,550	112,811
Additions	—	216	99	1,094	36,916	38,325
Disposals	—	—	(230)	(468)	—	(698)
Divestment of subsidiaries	—	(202)	—	(172)	—	(374)
Transfers	54,549	1,420	16,373	8,453	(80,795)	—
Exchange differences	(60)	(418)	(212)	(828)	(2,250)	(3,768)
As at December 31, 2023	56,722	17,852	23,484	39,817	8,421	146,296
Accumulated depreciation and impairment
As at January 1, 2023	1,753	13,282	2,670	19,159	—	36,864
Depreciation	565	1,824	1,008	4,491	—	7,888
Impairment	—	515	2,013	1,150	—	3,678
Disposals	—	—	(148)	(464)	—	(612)
Divestment of subsidiaries	—	(97)	—	(143)	—	(240)
Exchange differences	(48)	(356)	(80)	(525)	—	(1,009)
As at December 31, 2023	2,270	15,168	5,463	23,668	—	46,569
Net book value
As at December 31, 2023	54,452	2,684	18,021	16,149	8,421	99,727

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				Furniture
				and
				fixtures,
				other
			Plant	equipment
		Leasehold	and	and motor	Construction
	Buildings	improvements	equipment	vehicles	in progress	Total

	(in US$’000)
Cost
As at January 1, 2022	2,432	17,828	5,987	27,957	19,970	74,174
Additions	—	171	541	4,945	40,625	46,282
Disposals	—	(1,105)	(2)	(529)	—	(1,636)
Transfers	—	1,336	1,412	1,637	(4,385)	—
Exchange differences	(199)	(1,394)	(484)	(2,272)	(1,660)	(6,009)
As at December 31, 2022	2,233	16,836	7,454	31,738	54,550	112,811
Accumulated depreciation
As at January 1, 2022	1,788	11,571	2,352	17,188	—	32,899
Depreciation	116	3,741	590	3,880	—	8,327
Disposals	—	(1,018)	(2)	(505)	—	(1,525)
Transfers	—	—	(56)	56	—	—
Exchange differences	(151)	(1,012)	(214)	(1,460)	—	(2,837)
As at December 31, 2022	1,753	13,282	2,670	19,159	—	36,864
Net book value
As at December 31, 2022	480	3,554	4,784	12,579	54,550	75,947

10. Leases

Leases consisted of the following:

	December 31,
	2023	2022

	(in US$’000)
Right-of-use assets
Offices	3,321	6,634
Factories	113	387
Warehouse (note)	1,061	1,500
Others	170	201
Total right-of-use assets	4,665	8,722
Lease liabilities, current portion	3,927	3,708
Lease liabilities, non-current portion	2,860	5,196
Total lease liabilities	6,787	8,904

Note: Comprised of a warehouse in Suzhou that is leased through June 2026 in which the contract has a termination option with 3-month advance notice. The termination option was not recognized as part of the right-of-use asset and lease liability as it is uncertain that the Group will exercise such option.

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Lease activities are summarized as follows:

	Year Ended December 31,
	2023	2022

	(in US$’000)
Lease expenses:
Short-term leases with lease terms equal or less than 12 months	203	134
Leases with lease terms greater than 12 months	5,314	5,238
Impairment	2,088	—
	7,605	5,372
Cash paid on lease liabilities	5,461	5,212
Non-cash: Lease liabilities recognized from obtaining right-of-use assets	3,429	2,689
Non-cash: Lease liabilities changed in relation to modifications and terminations	—	(499)

Lease contracts are typically within a period of 1 to 8 years. The weighted average remaining lease term and the weighted average discount rate as at December 31, 2023 was 2.49 years and 2.92% respectively. The weighted average remaining lease term and the weighted average discount rate as at December 31, 2022 was 3.24 years and 3.04% respectively.

Future lease payments are as follows:

December 31,
2023
(in US$’000)
Lease payments:
Not later than 1 year	4,042
Between 1 to 2 years	1,192
Between 2 to 3 years	919
Between 3 to 4 years	698
Between 4 to 5 years	124
Total lease payments	6,975
Less: Discount factor	(188)
Total lease liabilities	6,787

11. Investments in Equity Investees

Investments in equity investees consisted of the following:

	December 31,
	2023	2022

	(in US$’000)
SHPL	48,411	73,461
Other (note)	—	316
	48,411	73,777

Note: On April 13, 2023, the Group completed a transaction to divest its entire investment in a former equity investee to a third party.

The equity investees are private companies and there are no quoted market prices available for their shares.

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Summarized financial information for the significant equity investees, SHPL and HBYS (divested in 2021), is as follows:

(i)	Summarized balance sheets

	SHPL
	December 31,
	2023	2022

	(in US$’000)
Current assets	201,025	214,267
Non-current assets	73,939	80,062
Current liabilities	(179,649)	(147,952)
Non-current liabilities	(3,687)	(4,944)
Net assets	91,628	141,433

(ii)	Summarized statements of operations

	SHPL			HBYS
				Period Ended
	Year Ended December 31,			September 28,
	2023	2022	2021	2021(note (a))

	(in US$’000)
Revenue	385,483	370,600	332,648	209,528
Gross profit	284,361	281,113	255,089	111,066
Interest income	754	980	1,216	205
Profit before taxation	112,488	116,454	105,325	36,715
Income tax expense (note (b))	(17,636)	(16,738)	(15,896)	(4,840)
Net income (note (c))	94,852	99,716	89,429	31,875
Non-controlling interests	—	—	—	(36)
Net income attributable to the shareholders of equity investee	94,852	99,716	89,429	31,839

Notes:

(a)	The summarized statement of operations for HBYS for the year ended December 31, 2021 includes the period when HBYS was the Group’s equity investee from January 1, 2021 to September 28, 2021, the completion date of the divestment. The Group has accounted for the investment in HBYS under the equity method up to September 28, 2021.

(b)	The main entity within the SHPL group has been granted the High and New Technology Enterprise (“HNTE”) status. Accordingly, the entity was eligible to use a preferential income tax rate of 15% for the years ended December 31, 2023, 2022 and 2021.

(c)	Net income is before elimination of unrealized profits on transactions with the Group. The amounts eliminated were approximately US$131,000, US$110,000 and US$36,000 for the years ended December 31, 2023, 2022 and 2021 respectively.

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(iii) Reconciliation of summarized financial information

Reconciliation of the summarized financial information presented to the carrying amount of investments in equity investees is as follows:

	SHPL			HBYS
	2023	2022	2021	2021(note)

	(in US$’000)
Opening net assets after non-controlling interests as at January 1	141,433	145,741	152,714	119,424
Net income attributable to the shareholders of equity investee	94,852	99,716	89,429	31,839
Dividends declared	(146,974)	(87,436)	(99,744)	(106,159)
Other comprehensive income/(loss)	2,317	(16,588)	3,342	1,387
Closing net assets after non-controlling interests as at December 31/September 28	91,628	141,433	145,741	46,491
Group’s share of net assets	45,814	70,717	72,871	23,246
Goodwill	2,795	2,872	3,128	—
Elimination of unrealized profits on downstream sales	(198)	(128)	—	—
Divestment (Note 22)	—	—	—	(23,246)
Carrying amount of investments as at December 31	48,411	73,461	75,999	—

Note: The summarized financial information for HBYS for the year ended December 31, 2021 includes the period when HBYS was the Group’s equity investee from January 1, 2021 to September 28, 2021, the completion date of the divestment. The Group has accounted for the investment in HBYS under the equity method up to September 28, 2021.

SHPL had the following capital commitments:

December 31,
2023
(in US$’000)
Property, plant and equipment
Contracted but not provided for	376

12. Accounts Payable

	December 31,
	2023	2022

	(in US$’000)
Accounts payable	36,327	71,115

Substantially all accounts payable are denominated in RMB, EUR and US$ and due within one year from the end of the reporting period. The carrying values of accounts payable approximate their fair values due to their short-term maturities.

An aging analysis based on the relevant invoice dates is as follows:

	December 31,
	2023	2022

	(in US$’000)
Not later than 3 months	33,233	60,553
Between 3 months to 6 months	1,058	7,216
Between 6 months to 1 year	941	2,137
Later than 1 year	1,095	1,209
	36,327	71,115

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13. Other Payables, Accruals and Advance Receipts

Other payables, accruals and advance receipts consisted of the following:

	December 31,
	2023	2022

	(in US$’000)
Accrued research and development expenses	153,737	156,134
Accrued salaries and benefits	45,048	42,442
Accrued capital expenditures	23,659	21,390
Accrued selling and marketing expenses	16,340	11,564
Accrued administrative and other general expenses	15,777	14,491
Amounts due to related parties (Note 24(ii))	2,162	2,101
Deposits	1,564	3,616
Deferred government grants	740	673
Others	12,372	12,210
	271,399	264,621

14. Bank Borrowings

Bank borrowings consisted of the following:

	December 31,
	2023	2022

	(in US$’000)
Current	31,155	—
Non-current	48,189	18,104
	79,344	18,104

The weighted average interest rate for outstanding bank borrowings for the years ended December 31, 2023 and 2022 was 3.41% per annum and 1.73% per annum respectively. The carrying amounts of the Group’s outstanding bank borrowings as at December 31, 2023 and 2022 were denominated in RMB.

(i)	Short-term working capital loan facility

In November 2023, a subsidiary entered into a short-term working capital loan facility with a bank in the amount of RMB300,000,000 (US$41,923,000) with an annual interest rate at the 1-year China Loan Prime Rate (“LPR”) less 0.95%. As at December 31, 2023, RMB222,941,000 (US$31,155,000) was drawn from the facility.

(ii)	10-year fixed asset loan facility

In October 2021, a subsidiary entered into a 10-year fixed asset loan facility agreement with the bank for the provision of a secured credit facility in the amount of RMB754,880,000 (US$105,490,000) with an annual interest rate at the 5-year China LPR less 0.8% (which was supplemented in June 2022) and interest payments commencing upon completion of the underlying construction in progress. This credit facility is guaranteed by the immediate holding company of the subsidiary and secured by the underlying leasehold land and buildings. As at December 31, 2023 and 2022, RMB344,840,000 (US$48,189,000) and RMB126,083,000 (US$18,104,000) were utilized from the fixed asset loan facility respectively. For the years ended December 31, 2023 and 2022, US$1,047,000 and US$110,000 were related to capitalized interest.

(iii)	1-year revolving loan facility

In May 2022, the Group through its subsidiary, entered into a 1-year revolving loan facility with a bank in the amount of HK$390,000,000 (US$50,000,000) with an interest rate at Hong Kong Interbank Offered Rate plus 0.5% per annum. This credit facility was guaranteed by the Company and expired in May 2023.

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The Group’s bank borrowings are repayable as from the dates indicated as follows:

	December 31,
	2023	2022

	(in US$’000)
Not later than 1 year	31,155	—
Between 1 to 3 years	3,192	360
Between 3 to 4 years	2,872	839
Between 4 to 5 years	6,384	1,079
Later than 5 years	35,741	15,826
	79,344	18,104

As at December 31, 2023 and 2022, the Group had unutilized bank borrowing facilities of US$68,069,000 and US$140,289,000 respectively.

15. Commitments and Contingencies

The Group had the following capital commitments:

December 31,
2023
(in US$’000)
Property, plant and equipment
Contracted but not provided for	1,259

The Group does not have any other significant commitments or contingencies.

16. Ordinary Shares

As at December 31, 2023, the Company is authorized to issue 1,500,000,000 ordinary shares.

Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors of the Company.

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17. Share-based Compensation

(i)	Share-based Compensation of the Company

The Company conditionally adopted a share option scheme on April 24, 2015 (as amended on April 27, 2020) (the “Hutchmed Share Option Scheme”). Pursuant to the Hutchmed Share Option Scheme, the Board of Directors of the Company may, at its discretion, offer any employees and directors (including Executive and Non-executive Directors but excluding Independent Non-executive Directors) of the Company, holding companies of the Company and any of their subsidiaries or affiliates, and subsidiaries or affiliates of the Company share options to subscribe for shares of the Company.

As at December 31, 2023, the aggregate number of shares issuable under the Hutchmed Share Option Scheme was 42,161,098 ordinary shares. The Company will issue new shares to satisfy share option exercises. Additionally, the number of shares authorized but unissued was 628,743,730 ordinary shares.

Share options granted are generally subject to a four-year vesting schedule, depending on the nature and the purpose of the grant. Share options subject to the four-year vesting schedule, in general, vest 25% upon the first anniversary of the vesting commencement date as defined in the grant letter, and 25% every subsequent year. However, certain share option grants may have a different vesting schedule as approved by the Board of Directors of the Company. No outstanding share options will be exercisable or subject to vesting after the expiry of a maximum of ten years from the date of grant.

A summary of the Company’s share option activity and related information is as follows:

			Weighted average
		Weighted average	remaining	Aggregate
	Number of	exercise price in	contractual life	intrinsic value
	share options	US$ per share	(years)	(in US$’000)

Outstanding at January 1, 2022	37,190,590	4.88	7.04	82,377
Granted (note)	7,680,820	2.26
Exercised	(244,490)	1.98
Cancelled	(3,849,905)	5.19
Expired	(1,255,620)	5.66
Outstanding at December 31, 2022	39,521,395	4.34	6.55	11,525
Granted	1,221,900	2.50
Exercised	(6,480,930)	2.30
Cancelled	(2,832,340)	4.61
Expired	(1,893,370)	5.55
Outstanding at December 31, 2023	29,536,655	4.57	6.67	9,924
Vested and exercisable at December 31, 2022	21,113,285	4.57	4.80	6,288
Vested and exercisable at December 31, 2023	18,198,170	5.10	5.91	1,753

Note: Includes 861,220 share options (represented by 172,244 ADS) granted to an executive director in May 2022 where the number of share options exercisable is subject to a performance target based on a market condition covering the 3-year period from 2022 to 2024 which has been reflected in estimating the grant date fair value. The grant date fair value of such awards is US$0.24 per share using the Polynomial model. Vesting of such award will occur in March 2025 if the performance target based on a market condition is met.

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In estimating the fair value of share options granted, the following assumptions were used in the Polynomial model for awards granted in the periods indicated:

	Year Ended December 31,
	2023	2022

Weighted average grant date fair value of share options (in US$ per share)	1.14	0.85
Significant inputs into the valuation model (weighted average):
Exercise price (in US$ per share)	2.50	2.26
Share price at effective date of grant (in US$ per share)	2.50	2.22
Expected volatility (note (a))	53.3%	46.7%
Risk-free interest rate (note (b))	3.69%	2.98%
Contractual life of share options (in years)	10	10
Expected dividend yield (note (c))	0%	0%

Notes:

(a)	The Company calculated its expected volatility with reference to the historical volatility prior to the issuances of share options.

(b)	The risk-free interest rates reference the U.S. Treasury yield curves because the Company’s ADS are currently listed on the NASDAQ and denominated in US$.

(c)	The Company has not declared or paid any dividends and does not currently expect to do so prior to the exercise of the granted share options, and therefore uses an expected dividend yield of zero in the Polynomial model.

The Company will issue new shares to satisfy share option exercises. The following table summarizes the Company’s share option exercises:

	Year Ended December 31,
	2023	2022	2021

	(in US$’000)
Cash received from share option exercises	5,094	174	2,452
Total intrinsic value of share option exercises	4,626	92	2,999

The Group recognizes compensation expense on a graded vesting approach over the requisite service period. The following table presents share-based compensation expense included in the Group’s consolidated statements of operations:

	Year Ended December 31,
	2023	2022	2021

	(in US$’000)
Research and development expenses	3,250	4,803	8,460
Selling and administrative expenses	2,843	1,803	7,783
Cost of revenue	91	130	122
	6,184	6,736	16,365

As at December 31, 2023, the total unrecognized compensation cost was US$5,057,000, and will be recognized on a graded vesting approach over the weighted average remaining service period of 2.15 years.

(ii)	LTIP

The Company grants awards under the LTIP to participating directors and employees, giving them a conditional right to receive ordinary shares of the Company or the equivalent ADS (collectively the “Awarded Shares”) to be purchased by the Trustee up to a cash amount. Vesting will depend upon continued employment of the award holder with the Group and will otherwise be at the discretion of the Board of Directors of the Company. Additionally, some awards are subject to change based on annual performance targets prior to their determination date.

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LTIP awards prior to the determination date

Performance targets vary by award, and may include targets for shareholder returns, financings, revenue, net income/(loss) after taxes and the achievement of clinical, regulatory, business development and manufacturing milestones. As the extent of achievement of the performance targets is uncertain prior to the determination date, a probability based on management’s assessment on the achievement of the performance target has been assigned to calculate the amount to be recognized as an expense over the requisite period with a corresponding entry to liability.

LTIP awards after the determination date

Upon the determination date, the Company will pay a determined monetary amount, up to the maximum cash amount based on the actual achievement of the performance target specified in the award, to the Trustee to purchase the Awarded Shares. Any cumulative compensation expense previously recognized as a liability will be transferred to additional paid-in capital. Based on the actual achievement of performance target, the amount previously recorded in the liability will be adjusted through share-based compensation expense.

Granted awards under the LTIP are as follows:

	Maximum cash amount	Covered	Performance target
Grant date	(in US$ millions)	financial years	determination date

May 23, 2022	60.4	2022	note (a)
September 13, 2022	3.8	2022	note (a)
September 13, 2022	1.7	note (b)	note (b)
June 5, 2023	54.9	2023	note (a)

Notes:

(a)	The annual performance target determination date is the date of the announcement of the Group’s annual results for the covered financial year and vesting occurs two business days after the announcement of the Group’s annual results for the financial year falling two years after the covered financial year to which the LTIP award relates.

(b)	This award does not stipulate performance targets and is subject to a vesting schedule of 25% on each of the first, second, third and fourth anniversaries of the date of grant.

The Trustee has been set up solely for the purpose of purchasing and holding the Awarded Shares during the vesting period on behalf of the Company using funds provided by the Company. On the determination date, if any, the Company will determine the cash amount, based on the actual achievement of each annual performance target, for the Trustee to purchase the Awarded Shares. The Awarded Shares will then be held by the Trustee until they are vested.

The Trustee’s assets include treasury shares and funds for additional treasury shares, trustee fees and expenses. The number of treasury shares (in ordinary shares equivalent) held by the Trustee were as follows:

	Number of	Cost
	treasury shares	(in US$’000)

As at January 1, 2022	8,139,175	40,014
Purchased	14,028,465	48,084
Vested	(2,566,265)	(12,034)
As at December 31, 2022	19,601,375	76,064
Purchased	2,725,515	9,071
Vested	(4,714,205)	(18,148)
As at December 31, 2023	17,612,685	66,987

Based on the estimated achievement of performance conditions for 2023 financial year LTIP awards, the determined monetary amount was US$50,262,000 which is recognized to share-based compensation expense over the requisite vesting period to March 2026.

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For the years ended December 31, 2023 and 2022, US$7,332,000 and US$19,031,000 of the LTIP awards were forfeited respectively based on the determined or estimated monetary amount as at the forfeiture date.

The following table presents the share-based compensation expenses recognized under the LTIP awards:

	Year Ended December 31,
	2023	2022	2021

	(in US$’000)
Research and development expenses	18,224	16,101	16,880
Selling and administrative expenses	11,690	7,376	8,451
Cost of revenue	502	373	294
	30,416	23,850	25,625
Recorded with a corresponding credit to:
Liability	11,364	6,216	14,263
Additional paid-in capital	19,052	17,634	11,362
	30,416	23,850	25,625

For the years ended December 31, 2023, 2022 and 2021, US$4,563,000, US$15,351,000 and US$8,516,000 were reclassified from liability to additional paid-in capital respectively upon LTIP awards reaching the determination date. As at December 31, 2023 and 2022, US$10,502,000 and US$3,701,000 were recorded as liabilities respectively for LTIP awards prior to the determination date.

As at December 31, 2023, the total unrecognized compensation cost was approximately US$50,447,000, which considers expected performance targets and the amounts expected to vest, and will be recognized over the requisite periods.

18. Revenue

The following table presents revenue disaggregated by contract type:

	Year Ended December 31, 2023
	Oncology/	Other
	Immunology	Ventures	Total

	(in US$’000)
Invoiced Goods—Marketed Products	83,087	—	83,087
—Distribution	—	309,383	309,383
Services —Commercialization of Marketed Products	48,608	—	48,608
—Research and Development	481	—	481
License & Collaborations—Services	80,397	—	80,397
—Royalties	32,470	—	32,470
—Licensing	278,855	—	278,855
—Manufacturing supply	4,718	—	4,718
	528,616	309,383	837,999

Third parties	528,135	301,119	829,254
Related parties (Note 24(i))	481	8,264	8,745
	528,616	309,383	837,999

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	Year Ended December 31, 2022
	Oncology/	Other
	Immunology	Ventures	Total

	(in US$’000)
Invoiced Goods—Marketed Products	57,057	—	57,057
—Distribution	—	262,565	262,565
Services —Commercialization of Marketed Products	41,275	—	41,275
—Research and Development	507	—	507
License & Collaborations—Services	23,741	—	23,741
—Royalties	26,310	—	26,310
—Licensing	14,954	—	14,954
	163,844	262,565	426,409

Third parties	163,337	257,272	420,609
Related parties (Note 24(i))	507	5,293	5,800
	163,844	262,565	426,409

	Year Ended December 31, 2021
	Oncology/	Other
	Immunology	Ventures	Total

	(in US$’000)
Invoiced Goods—Marketed Products	33,937	—	33,937
—Distribution	—	236,518	236,518
Services —Commercialization of Marketed Products	27,428	—	27,428
—Research and Development	525	—	525
License & Collaborations—Services	18,995	—	18,995
—Royalties	15,064	—	15,064
—Licensing	23,661	—	23,661
	119,610	236,518	356,128

Third parties	119,085	232,262	351,347
Related parties (Note 24(i))	525	4,256	4,781
	119,610	236,518	356,128

The following table presents liability balances from contracts with customers:

	December 31,
	2023	2022

	(in US$’000)
Deferred revenue
Current—Oncology/Immunology segment (note (a))	57,566	11,817
Current—Other Ventures segment (note (b))	73	1,530
	57,639	13,347
Non-current—Oncology/Immunology segment (note (a))	69,480	190
Total deferred revenue (note (c) and (d))	127,119	13,537

Notes:

(a)	Oncology/Immunology segment deferred revenue relates to unamortized upfront and milestone payments, invoiced amounts for royalties where the customer has not yet completed the in-market sale and advance consideration received for cost reimbursements which are attributed to research and development services that have not yet been rendered as at the reporting date.

(b)	Other Ventures segment deferred revenue relates to payments in advance from customers for goods that have not been transferred and services that have not been rendered to the customer as at the reporting date.

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(c)	Estimated deferred revenue to be recognized over time as from the date indicated is as follows:

	December 31,
	2023	2022

	(in US$’000)
Not later than 1 year	57,639	13,347
Between 1 to 2 years	32,797	150
Between 2 to 3 years	30,918	40
Between 3 to 4 years	844	—
Later than 4 years	4,921	—
	127,119	13,537

(d)	As at January 1, 2023, deferred revenue was US$13.5 million, of which US$12.7 million was recognized during the year ended December 31, 2023.

License and collaboration agreement with Takeda Pharmaceuticals

On January 23, 2023, the Group and Takeda Pharmaceuticals International AG (“Takeda”) entered into an exclusive out-licensing agreement (the “Takeda Agreement”) in territories outside of Mainland China, Hong Kong and Macau (the “Territory”) to further the global development, commercialization and manufacturing of Fruzaqla, also known as fruquintinib, a targeted oncology therapy for the treatment of various types of solid tumors. Under the terms of the Takeda Agreement, the Group is entitled to receive a series of payments up to US$1.13 billion, including upfront, regulatory, development and commercial sales milestone payments, plus royalties on net sales in the Territory. Fruzaqla was successfully approved for commercialization in the U.S. in November 2023, which triggered a regulatory approval milestone of US$35 million.

Upfront and milestone payments according to the Takeda Agreement received up to December 31, 2023 are summarized as follows:

(in US$’000)
Upfront payment	400,000
Regulatory approval milestone payment achieved	35,000

As of December 31, 2023, the total revenue recognized under the Takeda Agreement is US$353.1 million, which included US$280.0 million of the upfront payment and US$32.0 million of the regulatory approval milestone payment received.

The Takeda Agreement has the following material performance obligations: (1) the licenses for the development and commercialization of Fruzaqla in the Territory and the manufacture of Fruzaqla for use in the Territory, (2) manufacturing supply and (3) services for research and development including ongoing clinical trials and regulatory submissions and manufacturing technology transfer.

The transaction price for these performance obligations includes the upfront payment, service cost reimbursements, milestone payments and sales-based royalties. Milestone payments are not included in the transaction price until they become probable that a significant reversal of revenue would not occur, which is generally when the criteria to receive the specified milestone are achieved.

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The allocation of the transaction price to each relevant performance obligation was based on the relative standalone selling price of each performance obligation determined at the inception of the contract. Variable consideration is allocated entirely to a performance obligation or to a distinct good or service that forms part of a single performance obligation if the terms of the variable consideration relate to the satisfaction of the respective performance obligation and the amount allocated is consistent with the amount expected to be received for the satisfaction of the respective performance obligation. The standalone selling price of the licenses for the development and commercialization of Fruzaqla in the Territory and the manufacture of Fruzaqla for use in the Territory and manufacturing supply was determined using a discounted cash flow method based on the probability-weighted present value of forecasted cash flows associated with out-licensing Fruzaqla in the Territory, and the standalone selling price of the services for research and development of ongoing clinical trials, regulatory submissions and manufacturing technology transfer was determined using a cost plus margin approach based on the present value of estimated future service costs plus a reasonable margin. Significant assumptions included in the determination of the standalone selling prices for each performance obligation identified including forecasted revenue, probabilities of regulatory approvals, estimated future service costs, margin rates and discount rates. Based on these estimations, proportionate amounts of transaction price to be allocated to the licenses, and other performance obligations were 62% and 38% respectively at contract inception. Control of the licenses to Fruzaqla was transferred at the inception date of the agreement and consequently, amounts allocated to this performance obligation were recognized at inception. Manufacturing supply is recognized at a point in time when the control of the goods is transferred. Services are performed over the term of the Takeda Agreement and amounts allocated are recognized over time using a percentage-of-completion method. Royalties are recognized as future sales occur as they meet the requirements for the sales-usage based royalty exception.

Revenue recognized under the Takeda Agreement is as follows:

Year Ended
December 31, 2023
(in US$’000)
Manufacturing supply—Invoiced Marketed Products sales	5,053
—Allocated from upfront payment	4,718
Services—Research and Development	33,892
—Allocated from upfront and milestone payments	28,494
Royalties—Marketed Products	2,092
Licensing—Allocated from upfront and milestone payments	278,855
353,104

License and collaboration agreement with Eli Lilly

On October 8, 2013, the Group entered into a licensing, co-development and commercialization agreement in China with Eli Lilly and Company (“Lilly”) relating to Elunate (“Lilly Agreement”), as the China brand name for fruquintinib. Under the terms of the Lilly Agreement, the Group is entitled to receive a series of payments up to US$86.5 million, including upfront payments and development and regulatory approval milestones. Development costs after the first development milestone are shared between the Group and Lilly. Elunate was successfully commercialized in China in November 2018, and the Group receives tiered royalties in the range of 15% to 20% on all sales in China.

In December 2018, the Group entered into various amendments to the Lilly Agreement (the “2018 Amendment”). Under the terms of the 2018 Amendment, the Group is entitled to determine and conduct future life cycle indications (“LCI”) development of Elunate in China beyond the three initial indications specified in the Lilly Agreement and will be responsible for all associated development costs. In return, the Group will receive additional regulatory approval milestones of US$20 million for each LCI approved, for up to three LCI or US$60 million in aggregate, and will increase tiered royalties to a range of 15% to 29% on all Elunate sales in China upon the commercial launch of the first LCI. Additionally, through the 2018 Amendment, Lilly has provided consent, and freedom to operate, for the Group to enter into joint development collaborations with certain third-party pharmaceutical companies to explore combination treatments of Elunate and various immunotherapy agents. The 2018 Amendment also provided the Group rights to promote Elunate in provinces that represent 30% to 40% of the sales of Elunate in China upon the occurrence of certain commercial milestones by Lilly. Such rights were further amended below.

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In July 2020, the Group entered into an amendment to the Lilly Agreement (the “2020 Amendment”) relating to the expansion of the Group’s role in the commercialization of Elunate across all of China. Under the terms of the 2020 Amendment, the Group is responsible for providing promotion and marketing services, including the development and execution of all on-the-ground medical detailing, promotion and local and regional marketing activities, in return for service fees on sales of Elunate made by Lilly. In October 2020, the Group commenced such promotion and marketing services. In addition, development and regulatory approval milestones for an initial indication under the Lilly Agreement were increased by US$10 million in lieu of cost reimbursement.

Upfront and cumulative milestone payments according to the Lilly Agreement received up to December 31, 2023 are summarized as follows:

(in US$’000)
Upfront payment	6,500
Development milestone payments achieved	40,000

The Lilly Agreement has the following performance obligations: (1) the license for the commercialization rights to Elunate and (2) the research and development services for the specified indications. The transaction price includes the upfront payment, research and development cost reimbursements, milestone payments and sales-based royalties. Milestone payments were not included in the transaction price until it became probable that a significant reversal of revenue would not occur, which is generally when the specified milestone is achieved. The allocation of the transaction price to each performance obligation was based on the relative standalone selling prices of each performance obligation determined at the inception of the contract. Based on this estimation, proportionate amounts of transaction price to be allocated to the license to Elunate and the research and development services were 90% and 10% respectively. Control of the license to Elunate transferred at the inception date of the agreement and consequently, amounts allocated to this performance obligation were recognized at inception. Conversely, research and development services for each specified indication are performed over time and amounts allocated are recognized over time using a percentage-of-completion method. Royalties are recognized as future sales occur as they meet the requirements for the sales-usage based royalty exception.

The 2018 Amendment is a separate contract as it added distinct research and development services for the LCIs to the Lilly Agreement. The 2020 Amendment related to the promotion and marketing services is a separate contract as it added distinct services to the Lilly Agreement. Such promotion and marketing services are recognized over time based on amounts that can be invoiced to Lilly. The 2020 Amendment related to the additional development and regulatory approval milestone amounts is a modification as it only affected the transaction price of research and development services for a specific indication under the Lilly Agreement, and therefore, such additional milestone amounts will be included in the transaction price accounted under the Lilly Agreement once the specified milestones are achieved.

Revenue recognized under the Lilly Agreement and subsequent amendments is as follows:

	Year Ended December 31,
	2023	2022	2021

	(in US$’000)
Goods—Invoiced Marketed Products sales	16,966	14,407	15,792
Services—Commercialization of Marketed Products	48,608	41,275	27,428
—Research and Development	2,828	8,031	4,491
—Allocated from upfront and milestone payments	12	23	—
Royalties—Marketed Products	16,560	13,954	10,292
	84,974	77,690	58,003

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License and collaboration agreement with AstraZeneca

On December 21, 2011, the Group and AstraZeneca AB (publ) (“AZ”) entered into a global licensing, co-development, and commercialization agreement for Orpathys (“AZ Agreement”), also known as savolitinib, a novel targeted therapy and a highly selective inhibitor of the c-Met receptor tyrosine kinase for the treatment of cancer. Under the terms of the AZ Agreement, the Group is entitled to receive a series of payments up to US$140 million, including upfront payments and development and first-sale milestones. Additionally, the AZ Agreement contains possible significant future commercial sale milestones. Development costs for Orpathys in China will be shared between the Group and AZ, with the Group continuing to lead the development in China. AZ will lead and pay for the development of Orpathys for the rest of the world. Orpathys was successfully commercialized in China in July 2021, and the Group receives fixed royalties of 30% based on all sales in China. Should Orpathys be successfully commercialized outside China, the Group would receive tiered royalties from 9% to 13% on all sales outside of China.

In August 2016 (as amended in December 2020), the Group entered into an amendment to the AZ Agreement whereby the Group shall pay the first approximately US$50 million of phase III clinical trial costs related to developing Orpathys for renal cell carcinoma (“RCC”), and remaining costs will be shared between the Group and AZ. Subject to approval of Orpathys in RCC, the Group would receive additional tiered royalties on all sales outside of China, with the incremental royalty rates determined based on actual sharing of development costs. In November 2021, the Group entered into an additional amendment which revised the sharing between the Group and AZ of development costs for Orpathys in China for non-small cell lung cancer, as well as adding potential development milestones.

Upfront and cumulative milestone payments according to the AZ Agreement received up to December 31, 2023 are summarized as follows:

(in US$’000)
Upfront payment	20,000
Development milestone payments achieved	40,000
First-sale milestone payment achieved	25,000

The AZ Agreement has the following performance obligations: (1) the license for the commercialization rights to Orpathys and (2) the research and development services for the specified indications. The transaction price includes the upfront payment, research and development cost reimbursements, milestone payments and sales-based royalties. Milestone payments were not included in the transaction price until it became probable that a significant reversal of revenue would not occur, which is generally when the specified milestone is achieved. The allocation of the transaction price to each performance obligation was based on the relative standalone selling prices of each performance obligation determined at the inception of the contract. Based on this estimation, proportionate amounts of transaction price to be allocated to the license to Orpathys and the research and development services were 95% and 5% respectively. Control of the license to Orpathys transferred at the inception date of the agreement and consequently, amounts allocated to this performance obligation were recognized at inception. Conversely, research and development services for each specified indication are performed over time and amounts allocated are recognized over time using a percentage-of-completion method.

Revenue recognized under the AZ Agreement and subsequent amendments is as follows:

	Year Ended December 31,
	2023	2022	2021

	(in US$’000)
Goods—Invoiced Marketed Products sales	15,013	9,904	6,509
Services—Research and Development	14,993	14,106	12,743
—Allocated from upfront and milestone payments	77	361	1,370
Royalties—Marketed Products	13,818	12,356	4,772
Licensing—Allocated from upfront and milestone payments	—	14,954	23,661
	43,901	51,681	49,055

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19. In-Licensing arrangement

On August 7, 2021, the Group and Epizyme, Inc. (“Epizyme”) entered into a license agreement (the “In-license Agreement”) for tazemetostat, a novel inhibitor of EZH2 that is approved by the U.S. Food and Drug Administration for the treatment of certain patients with epithelioid sarcoma and follicular lymphoma. The Group is responsible for the development and commercialization of tazemetostat in the PRC, Hong Kong, Macau and Taiwan (the “Territory”) and also holds rights to manufacture tazemetostat for the Territory. The Group also received a 4-year warrant, exercisable up to August 7, 2025, to purchase up to 5,653,000 shares of Epizyme common stock for an exercise price of US$11.50 per share (“Warrant Exercise Price”).

Under the terms of the In-license Agreement and warrant, the Group paid Epizyme a US$25 million upfront payment and is obligated for a series of success-based payments up to US$110 million in development and regulatory milestones and up to US$175 million in sales milestones. Success-based payments are recognized when the related milestone is achieved. After tazemetostat is commercialized in the Territory (which occurred in 2023), the Group will incur tiered royalties based on net sales. For the year ended December 31, 2023, the Group incurred royalties of US$9,000.

The US$25 million upfront payment was first allocated to the warrant for its initial fair value of US$15 million, and the remainder was allocated to the rights to tazemetostat which were expensed to research and development expense as IPR&D. During the year ended December 31, 2022, US$5.0 million development milestone was paid and expensed to research and development expenses as IPR&D.

The warrant was recorded as a financial asset at fair value with changes to fair value recognized to the consolidated statements of operations. During the year ended December 31, 2022, an affiliate of Ipsen S.A. acquired all outstanding shares of Epizyme and the warrant expired under the terms of the In-license Agreement and warrant. For the years ended December 31, 2022 and 2021, fair value losses of US$2.5 million and US$12.5 million were recognized to other expense in the consolidated statements of operations respectively.

20. Research and Development Expenses

Research and development expenses are summarized as follows:

	Year Ended December 31,
	2023	2022	2021

	(in US$’000)
Clinical trial related costs	199,728	255,935	190,051
Personnel compensation and related costs	93,030	119,306	91,639
Other research and development expenses	9,243	11,652	17,396
	302,001	386,893	299,086

The Group has entered into multiple collaborative arrangements under ASC 808 to evaluate the combination of the Group’s drug compounds with the collaboration partners’ drug compounds. For the years ended December 31, 2023, 2022 and 2021, the Group has incurred research and development expenses of US$22.0 million, US$14.7 million and US$18.4 million respectively, related to such collaborative arrangements.

21. Government Grants

Government grants in the Oncology/Immunology segment are primarily given in support of the construction of a manufacturing plant in Shanghai and R&D activities which are conditional upon i) the Group spending a predetermined amount, regardless of success or failure of the research and development projects and/or ii) the achievement of certain stages of research and development projects being approved by the relevant PRC government authority. They are refundable to the government if the conditions, if any, are not met. Government grants in the Other Ventures segment are primarily given to promote local initiatives. These government grants may be subject to ongoing reporting and monitoring by the government over the period of the grant.

Government grants, which are deferred and recognized in the consolidated statements of operations over the period necessary to match them with the costs that they are intended to compensate, are recognized in other payables, accruals and advance receipts (Note 13) and other non-current liabilities. For the years ended December 31, 2023, 2022 and 2021, the Group received government grants of US$4,111,000, US$8,474,000 and US$9,095,000 respectively.

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Government grants were recognized in the consolidated statements of operations as follows:

	Year Ended December 31,
	2023	2022	2021

	(in US$’000)
Research and development expenses	1,054	4,556	15,515
Other income	3,134	1,434	318
	4,188	5,990	15,833

22. Gain on Divestment of An Equity Investee

In March 2021, the Group entered into a sale and purchase agreement (the “SPA”) with a third party to sell its entire investment in HBYS with closing subject to regulatory approval in the PRC. On September 28, 2021, the Group completed the divestment for cash consideration of US$159.1 million.

On May 13, 2021 and September 23, 2021, HBYS had declared dividends to shareholders of US$46.5 million and US$59.7 million respectively which were related to prior year undistributed profits and distributions of a land bonus payment. Based on the SPA, the Group was entitled to a portion of such dividends and as at December 31, 2022, the Group recorded US$26.2 million dividend receivables, net of taxes, from the third party to other receivables (Note 7), and as at December 31, 2023, the third party has fully settled these amounts.

In addition, the Group and Hutchison Whampoa Enterprises Limited, an affiliate of CK Hutchison, entered into a license agreement on June 15, 2021, conditional upon the completion of the divestment, to grant a continuing right to use the “Hutchison Whampoa” brand by HBYS for 10 years at HK$12 million (approximately US$1.5 million) per year with aggregate amounts not to exceed HK$120 million (approximately US$15.4 million). On September 28, 2021, the Group recorded the present value of future branding liability payments of US$12.7 million. As at December 31, 2023 and 2022, US$1.5 million was included in amounts due to related parties and US$7.6 million and US$8.7 million were included in other non-current liabilities respectively (Note 24(ii)).

The gain on divestment of an equity investee was recognized in the consolidated statements of operations as follows:

Year Ended December 31,
2021
(in US$’000)
Proceeds	159,118
Dividend receivables–third party	46,387
205,505
Less: Group’s share of net assets of HBYS (Note 11(iii))	(23,246)
Dividend receivables–HBYS	(52,887)
Withholding tax liability on dividend receivables–HBYS	2,644
Branding liability	(12,721)
Accumulated other comprehensive income and reserves	1,911
Transaction costs and others	104
Gain on divestment of an equity investee	121,310
Less: Capital gain tax	(14,373)
Less: Gain on divestment of an equity investee attributable to non-controlling interests	(24,010)
Gain on divestment of an equity investee attributable to the Group	82,927

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23. Other income/(expense)

	Year Ended December 31,
	2023	2022	2021

	(in US$’000)
Other income:
Foreign exchange gains	8,661	—	1,671
Government grants	3,134	1,434	318
Others	1,154	399	437
	12,949	1,833	2,426
Other expense:
Impairment of property, plant and equipment	(3,678)	—	—
Impairment of right-of-use assets	(2,088)	—	—
Foreign exchange losses	—	(5,704)	—
Fair value losses on warrant	—	(2,452)	(12,548)
Others	(2,636)	(5,353)	(95)
	(8,402)	(13,509)	(12,643)

24. Significant Transactions with Related Parties and Non-Controlling Shareholders of Subsidiaries

The Group has the following significant transactions with related parties and non-controlling shareholders of subsidiaries, which were carried out in the normal course of business at terms determined and agreed by the relevant parties:

(i)	Transactions with related parties:

	Year Ended December 31,
	2023	2022	2021

	(in US$’000)
Sales to:
Indirect subsidiaries of CK Hutchison	1,914	3,610	4,256
An equity investee	6,350	1,683	—
	8,264	5,293	4,256
Revenue from research and development services from:
An equity investee	481	507	525
Purchases from:
Equity investees	3,651	4,231	3,770
Rendering of marketing services from:
Indirect subsidiaries of CK Hutchison	150	227	350
An equity investee	—	127	—
	150	354	350
Rendering of management services from:
An indirect subsidiary of CK Hutchison	997	980	971
Entered brand license agreement with:
An indirect subsidiary of CK Hutchison (note (a))	—	—	12,721
Divestment of subsidiaries to:
An indirect subsidiary of CK Hutchison (note (b))	5,103	—	—

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(ii)	Balances with related parties included in:

	December 31,
	2023	2022

	(in US$’000)
Accounts receivable—related parties
Indirect subsidiaries of CK Hutchison (note (c))	—	1,319
An equity investee (note (c))	1,896	2,198
	1,896	3,517
Amounts due from related parties
An indirect subsidiary of CK Hutchison (note (c))	228	—
An equity investee (note (c) and (d))	28,234	998
	28,462	998
Other payables, accruals and advance receipts
Indirect subsidiaries of CK Hutchison (note (e) and (g))	2,017	1,953
An equity investee (note (c) and (f))	145	148
	2,162	2,101
Other non-current liabilities
An equity investee (note (f))	450	755
An indirect subsidiary of CK Hutchison (note (g))	7,619	8,716
	8,069	9,471

Notes:

(a)	The branding rights for HBYS from an indirect subsidiary of CK Hutchison were recognized in the consolidated statements of operations through the gain on divestment of an equity investee (Note 22). For each of the years ended December 31, 2023, 2022 and 2021, the Group paid US$1,538,000 for the branding rights.

(b)	On December 7, 2023, the Group completed a transaction to divest HHOHK and HSN to an indirect subsidiary of CK Hutchison for proceeds of US$5,103,000. A gain on divestment of US$96,000 was recorded in other income for the year ended December 31, 2023.

(c)	Balances with related parties are unsecured, repayable on demand and interest-free. The carrying values of balances with related parties approximate their fair values due to their short-term maturities. No allowance for credit losses has been made for amounts due from related parties for the years ended December 31, 2023 and 2022.

(d)	As at December 31, 2023, dividends receivable of US$27,130,000 was included in amounts due from related parties.

(e)	Amounts due to indirect subsidiaries of CK Hutchison are unsecured, repayable on demand and interest-bearing if not settled within one month.

(f)	Includes other deferred income representing amounts recognized from granting of commercial, promotion and marketing rights.

(g)	As at December 31, 2023 and 2022, a branding liability payable of US$1,538,000 was included in amounts due to related parties under other payables, accruals and advance receipts. As at December 31, 2023 and 2022, US$7,619,000 and US$8,716,000 of the branding liability payable was included in other non-current liabilities.

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(iii)	Transactions with non-controlling shareholders of subsidiaries:

	Year Ended December 31,
	2023	2022	2021

	(in US$’000)
Sales	66,417	47,611	41,974
Purchases	5,733	7,936	10,660
Dividends declared	9,068	25,600	9,894
Distribution service fee	369	—	—

(iv)	Balances with non-controlling shareholders of subsidiaries included in:

	December 31,
	2023	2022

	(in US$’000)
Accounts receivable	7,824	11,139
Accounts payable	27	2,922
Other payables, accruals and advance receipts	309	—

25. Income Taxes

(i)	Income tax expense/(benefit)

	Year Ended December 31,
	2023	2022	2021

	(in US$’000)
Current tax
HK (note (a))	45	301	310
PRC (note (b) and (c))	1,767	2,580	15,909
U.S. and others (note (d))	471	399	417
Total current tax	2,283	3,280	16,636
Deferred income tax expense/(benefit)	2,226	(3,563)	(4,718)
Income tax expense/(benefit)	4,509	(283)	11,918

Notes:

(a)	The Company, three subsidiaries incorporated in the British Virgin Islands and its Hong Kong subsidiaries are subject to Hong Kong profits tax. Under the Hong Kong two-tiered profits tax rates regime, the first HK$2.0 million (US$0.3 million) of assessable profits of qualifying corporations will be taxed at 8.25%, with the remaining assessable profits taxed at 16.5%. Hong Kong profits tax has been provided for at the relevant rates on the estimated assessable profits less estimated available tax losses, if any, of these entities as applicable.

(b)	Taxation in the PRC has been provided for at the applicable rate on the estimated assessable profits less estimated available tax losses, if any, in each entity. Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate is 25%. In addition, the EIT Law provides for a preferential tax rate of 15% for companies which qualify as HNTE. HUTCHMED Limited and its wholly-owned subsidiary HUTCHMED (Suzhou) Limited qualify as a HNTE up to December 31, 2025 and 2023 respectively.

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Pursuant to the EIT law, a 10% withholding tax is levied on dividends paid by PRC companies to their foreign investors. A lower withholding tax rate of 5% is applicable under the China-HK Tax Arrangement if direct foreign investors with at least 25% equity interest in the PRC companies are Hong Kong tax residents, and meet the conditions or requirements pursuant to the relevant PRC tax regulations regarding beneficial ownership. Since the equity holders of the equity investees of the Company are Hong Kong incorporated companies and Hong Kong tax residents, and meet the aforesaid conditions or requirements, the Company has used 5% to provide for deferred tax liabilities on retained earnings which are anticipated to be distributed. As at December 31, 2023, 2022 and 2021, the amounts accrued in deferred tax liabilities relating to withholding tax on dividends were determined on the basis that 100% of the distributable reserves of the equity investees operating in the PRC will be distributed as dividends.

Pursuant to PRC Bulletin on Issues of Enterprise Income Tax and Indirect Transfers of Assets by Non-PRC Resident Enterprises, an indirect transfer of a PRC resident enterprise by a non-PRC resident enterprise, via the transfer of an offshore intermediate holding company, shall be subject to PRC withholding tax under certain conditions.

(c)	Current tax in the PRC for the year ended December 31, 2021 includes US$14.4 million arising from the indirect disposal of HBYS (Note 22), calculated at 10% of the excess of the disposal proceeds over the cost of acquiring the equity investment in HBYS.

(d)	The Company’s subsidiary in the U.S. with operations primarily in New Jersey is subject to U.S. taxes, primarily federal and state taxes, which have been provided for at approximately 21% (federal) and 0% to 11.5% (state tax) on the estimated assessable profit over the reporting years. Certain income receivable by the Company is subject to U.S. withholding tax of 30%. Two of the Group’s subsidiaries are subject to corporate tax in the UK and EU countries at 19% and 15% to 25%, respectively, on the estimated assessable profits in relation to their presence in these countries.

The reconciliation of the Group’s reported income tax expense to the theoretical tax amount that would arise using the tax rates of the Company against the Group’s income/(loss) before income taxes and equity in earnings of equity investees is as follows:

	Year Ended December 31,
	2023	2022	2021

	(in US$’000)
Income/(loss) before income taxes and equity in earnings of equity investees	58,308	(410,422)	(215,740)
Tax calculated at the statutory tax rate of the Company	9,621	(67,720)	(35,597)
Tax effects of:
Different tax rates applicable in different jurisdictions	541	6,316	136
Tax valuation allowance	26,629	93,243	63,975
Preferential tax rate difference	(3,065)	(171)	(148)
Preferential tax deduction and credits	(32,667)	(40,791)	(29,838)
Expenses not deductible for tax purposes	7,086	8,886	8,684
Withholding tax on undistributed earnings of PRC entities	2,386	2,492	3,153
Income not subject to tax	(5,826)	(2,142)	(2,704)
Temporary difference	(817)	(1,614)	2,717
Others	621	1,218	1,540
Income tax expense/(benefit)	4,509	(283)	11,918

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(ii)	Deferred tax assets and liabilities

The significant components of deferred tax assets and liabilities are as follows:

	December 31,
	2023	2022

	(in US$’000)
Deferred tax assets
Cumulative tax losses	284,271	264,751
Others	14,707	15,254
Total deferred tax assets	298,978	280,005
Less: Valuation allowance	(283,522)	(264,639)
Deferred tax assets	15,456	15,366
Deferred tax liabilities
Undistributed earnings from a PRC entity	1,478	2,686
Others	6	24
Deferred tax liabilities	1,484	2,710

The movements in deferred tax assets and liabilities are as follows:

	2023	2022	2021

	(in US$’000)
As at January 1	12,656	6,636	(3,548)
Movement of previously recognized withholding tax on undistributed earnings	3,674	2,186	5,148
(Charged)/Credited to the consolidated statements of operations
Withholding tax on undistributed earnings of PRC entities	(2,385)	(2,492)	(3,153)
Deferred tax on amortization of intangible assets	18	19	19
Deferred tax on temporary differences, tax loss carried forward and research tax credits	142	6,036	7,852
Reclassification from current tax	11	—	—
Divestment of subsidiaries	(49)	—	—
Divestment of an equity investee	—	—	370
Exchange differences	(95)	271	(52)
As at December 31	13,972	12,656	6,636

The deferred tax assets and liabilities are offset when there is a legally enforceable right to set off and when the deferred income taxes relate to the same fiscal authority.

The cumulative tax losses can be carried forward against future taxable income and will expire in the following years:

	December 31,
	2023	2022

	(in US$’000)
No expiry date	74,515	71,325
2024	3,529	3,763
2025	35,030	36,098
2026	46,766	48,150
2027	60,033	61,808
2028	103,913	107,297
2029	171,142	175,853
2030	237,384	243,918
2031	379,321	389,761
2032	594,311	610,800
2033	176,363	—
	1,882,307	1,748,773

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The Company believes that it is more likely than not that future operations outside the U.S. will not generate sufficient taxable income to realize the benefit of the deferred tax assets. Certain of the Company’s subsidiaries have had sustained tax losses, which will expire within five years if not utilized in the case of PRC subsidiaries (ten years for HNTEs), and which will not be utilized in the case of Hong Kong subsidiaries as they do not generate taxable profits. Accordingly, a valuation allowance has been recorded against the relevant deferred tax assets arising from the tax losses.

A U.S. subsidiary of the Company has approximately US$4.7 million and US$1.1 million U.S. Federal and New Jersey state research tax credits which will expire between 2041 and 2043 (Federal) and 2028 and 2030 (New Jersey) respectively, if not utilized.

The table below summarizes changes in the deferred tax valuation allowance:

	2023	2022	2021

	(in US$’000)
As at January 1	264,639	189,700	122,378
Charged to consolidated statements of operations	26,629	93,243	63,975
Utilization of previously unrecognized tax losses	(39)	(1)	(186)
Write-off of tax losses	(112)	(125)	—
Divestment of subsidiaries	(433)	—	—
Others	—	—	(9)
Exchange differences	(7,162)	(18,178)	3,542
As at December 31	283,522	264,639	189,700

As at December 31, 2023, 2022 and 2021, the Group did not have any material unrecognized uncertain tax positions.

(iii)	Income tax payable

	2023	2022	2021

	(in US$’000)
As at January 1	1,112	15,546	1,120
Current tax	2,283	3,280	16,636
Withholding tax upon dividend declaration from PRC entities	3,674	2,186	5,148
Tax paid (note)	(3,728)	(18,891)	(5,014)
Reclassification (from)/to prepaid tax	(397)	(241)	25
Reclassification to deferred tax	11	—	—
Divestment of subsidiaries	(177)	—	—
Divestment of an equity investee (Note 22)	—	—	(2,644)
Exchange difference	(198)	(768)	275
As at December 31	2,580	1,112	15,546

Note: The amount for 2022 includes US$14.4 million capital gain tax paid for gain on divestment of HBYS (Note 22).

26. Earnings/(Losses) Per Share

(i)	Basic earnings/(losses) per share

Basic earnings/(losses) per share is calculated by dividing the net income/(loss) attributable to the Company by the weighted average number of outstanding ordinary shares in issue during the year. Treasury shares held by the Trustee are excluded from the weighted average number of outstanding ordinary shares in issue for purposes of calculating basic earnings/(losses) per share.

	Year Ended December 31,
	2023	2022	2021

Weighted average number of outstanding ordinary shares in issue	849,654,296	847,143,540	792,684,524
Net income/(loss) attributable to the Company (US$’000)	100,780	(360,835)	(194,648)
Basic earnings/(losses) per share attributable to the Company (US$ per share)	0.12	(0.43)	(0.25)

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(ii)	Diluted earnings/(losses) per share

Diluted earnings/(losses) per share is calculated by dividing net income/(loss) attributable to the Company by the weighted average number of outstanding ordinary shares in issue and dilutive ordinary share equivalents outstanding during the year. Dilutive ordinary share equivalents include shares issuable upon the exercise or settlement of share options, LTIP awards and warrants issued by the Company using the treasury stock method.

	Year Ended December 31,
	2023	2022	2021

Weighted average number of outstanding ordinary shares in issue	849,654,296	847,143,540	792,684,524
Effect of share options and LTIP awards	19,542,052	—	—
Weighted average number of outstanding ordinary shares in issue and dilutive ordinary share equivalents outstanding	869,196,348	847,143,540	792,684,524
Net income/(loss) attributable to the Company (US$’000)	100,780	(360,835)	(194,648)
Diluted earnings/(losses) per share attributable to the Company (US$ per share)	0.12	(0.43)	(0.25)

For the years ended December 31, 2022 and 2021, the share options, LTIP awards and warrants issued by the Company were not included in the calculation of diluted losses per share because of their anti-dilutive effect.

27. Segment Reporting

The Group’s operating segments are as follows:

(i)	Oncology/Immunology: focuses on discovering, developing, and commercializing targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Oncology/Immunology is further segregated into two core business areas:

(a)	R&D: comprises research and development activities covering drug discovery, development, manufacturing and regulatory functions, out-licensing of in-house developed drugs, as well as administrative activities to support research and development operations; and

(b)	Marketed Products: comprises the invoiced sales, marketing, manufacture and distribution of drugs developed from research and development activities including out-licensed marketed products.

(ii)	Other Ventures: comprises other commercial businesses which include the sales, marketing, manufacture and distribution of other prescription drugs and healthcare products.

The performance of the reportable segments is assessed based on segment net income/(loss) attributable to the Company.

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The segment information is as follows:

	Year Ended December 31, 2023
	Oncology/Immunology
								Other
	R&D			Marketed Products				Ventures
		U.S. and			U.S. and
	PRC	Others	Subtotal	PRC	Others	Subtotal	Subtotal	PRC	Unallocated	Total

	(in US$’000)
Revenue from external customers	18,492	345,959	364,451	157,020	7,145	164,165	528,616	309,383	—	837,999
Interest income	786	16	802	—	—	—	802	455	34,888	36,145
Interest expense	(279)	—	(279)	—	—	—	(279)	(38)	(442)	(759)
Equity in earnings of equity investees, net of tax	—	—	—	—	—	—	—	47,295	—	47,295
Income tax (expense)/benefit	(420)	(208)	(628)	(159)	—	(159)	(787)	(1,201)	(2,521)	(4,509)
Net (loss)/income attributable to the Company	(198,551)	224,055	25,504	23,090	2,568	25,658	51,162	50,272	(654)	100,780
Depreciation/amortization	(7,146)	(494)	(7,640)	—	—	—	(7,640)	(344)	(223)	(8,207)
Additions to non-current assets (other than financial instruments and deferred tax assets)	41,228	110	41,338	—	—	—	41,338	330	86	41,754

	December 31, 2023
	Oncology/Immunology
								Other
	R&D			Marketed Products				Ventures
		U.S. and			U.S. and
	PRC	Others	Subtotal	PRC	Others	Subtotal	Subtotal	PRC	Unallocated	Total

	(in US$’000)
Total assets	177,601	24,687	202,288	61,472	2,129	63,601	265,889	163,311	850,573	1,279,773
Property, plant and equipment	98,034	918	98,952	—	—	—	98,952	564	211	99,727
Right-of-use assets	3,454	551	4,005	—	—	—	4,005	366	294	4,665
Leasehold land	11,261	—	11,261	—	—	—	11,261	—	—	11,261
Goodwill	—	—	—	—	—	—	—	3,064	—	3,064
Other intangible asset	—	—	—	—	—	—	—	21	—	21
Investments in equity investees	—	—	—	—	—	—	—	48,411	—	48,411

	Year Ended December 31, 2022
	Oncology/Immunology
								Other
	R&D			Marketed Products				Ventures
		U.S. and			U.S. and
	PRC	Others	Subtotal	PRC	Others	Subtotal	Subtotal	PRC	Unallocated	Total

	(in US$’000)
Revenue from external customers	39,202	—	39,202	124,642	—	124,642	163,844	262,565	—	426,409
Interest income	674	4	678	—	—	—	678	272	8,649	9,599
Interest expense	—	—	—	—	—	—	—	—	(652)	(652)
Equity in earnings of equity investees, net of tax	5	—	5	—	—	—	5	49,748	—	49,753
Income tax (expense)/ benefit	(552)	6,053	5,501	(631)	—	(631)	4,870	(1,345)	(3,242)	283
Net (loss)/income attributable to the Company	(215,834)	(186,945)	(402,779)	17,367	—	17,367	(385,412)	54,604	(30,027)	(360,835)
Depreciation/amortization	(7,576)	(484)	(8,060)	—	—	—	(8,060)	(299)	(305)	(8,664)
Additions to non-current assets (other than financial instruments and deferred tax assets)	47,563	725	48,288	—	—	—	48,288	664	21	48,973

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	December 31, 2022
	Oncology/Immunology
								Other
	R&D			Marketed Products				Ventures
		U.S. and			U.S. and
	PRC	Others	Subtotal	PRC	Others	Subtotal	Subtotal	PRC	Unallocated	Total

	(in US$’000)
Total assets	221,337	30,281	251,618	45,984	—	45,984	297,602	235,500	496,343	1,029,445
Property, plant and equipment	72,775	2,103	74,878	—	—	—	74,878	735	334	75,947
Right-of-use assets	3,350	3,167	6,517	—	—	—	6,517	1,308	897	8,722
Leasehold land	11,830	—	11,830	—	—	—	11,830	—	—	11,830
Goodwill	—	—	—	—	—	—	—	3,137	—	3,137
Other intangible asset	—	—	—	—	—	—	—	85	—	85
Investments in equity investees	316	—	316	—	—	—	316	73,461	—	73,777

	Year Ended December 31, 2021
	Oncology/Immunology
								Other
	R&D			Marketed Products				Ventures
		U.S. and			U.S. and
	PRC	Others	Subtotal	PRC	Others	Subtotal	Subtotal	PRC	Unallocated	Total

	(in US$’000)
Revenue from external customers	43,181	—	43,181	76,429	—	76,429	119,610	236,518	—	356,128
Interest income	809	3	812	—	—	—	812	282	982	2,076
Interest expense	—	—	—	—	—	—	—	—	(592)	(592)
Equity in earnings of equity investees, net of tax	20	—	20	—	—	—	20	60,597	—	60,617
Income tax benefit /(expense)	22	7,160	7,182	(1,320)	—	(1,320)	5,862	(14,573)	(3,207)	(11,918)
Net (loss)/income attributable to the Company	(143,528)	(152,235)	(295,763)	4,032	—	4,032	(291,731)	142,890	(45,807)	(194,648)
Depreciation/amortization	(6,436)	(197)	(6,633)	—	—	—	(6,633)	(318)	(239)	(7,190)
Additions to non-current assets (other than financial instruments and deferred tax assets)	25,295	4,321	29,616	—	—	—	29,616	1,056	327	30,999

Revenue from external customers is after elimination of inter-segment sales. Sales between segments are carried out at mutually agreed terms. The amounts eliminated attributable to sales between PRC and U.S. and others under R&D in Oncology/Immunology segment were US$36,370,000, US$55,433,000, and US$46,891,000 for the years ended December 31, 2023, 2022, and 2021 respectively.

A summary of customers which accounted for over 10% of the Group’s revenue for the years ended December 31, 2023, 2022 and 2021 is as follows:

	Year Ended December 31,
	2023	2022	2021

	(in US$’000)
Customer A	353,104	—	—
Customer B	84,065	75,606	56,082
Customer C	(note)	51,681	49,055
Customer D	(note)	47,611	41,974

Note: Customer did not account for over 10% of the Group’s revenue during the year.

Customer A, B and C are included in Oncology/Immunology and Customer D is primarily included in Other Ventures.

Unallocated expenses mainly represent corporate expenses which include corporate administrative costs, corporate employee benefit expenses and the relevant share-based compensation expenses, net of interest income. Unallocated assets mainly comprise cash and cash equivalents and short-term investments.

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28. Note to Consolidated Statements of Cash Flows

Reconciliation of net income/(loss) for the year to net cash generated from/(used in) operating activities:

	Year Ended December 31,
	2023	2022	2021

	(in US$’000)
Net income/(loss)	101,094	(360,386)	(167,041)
Adjustments to reconcile net income/(loss) to net cash generated from/(used in) operating activities
Depreciation and amortization	8,207	8,664	7,190
Amortization of finance costs	—	18	44
Loss on disposals of property, plant and equipment	86	111	70
Impairment of property, plant and equipment	3,678	—	—
Impairment of right-of-use assets	2,088	—	—
Provision for excess and obsolete inventories, net	552	293	(23)
Provision for credit losses, net	125	43	(76)
Share-based compensation expense—share options	6,184	6,736	16,365
Share-based compensation expense—LTIP	30,416	23,850	25,625
Equity in earnings of equity investees, net of tax	(47,295)	(49,753)	(60,617)
Dividends received from SHPL	42,308	43,718	49,872
Impairment of investment in other equity investee	—	130	—
Changes in right-of-use assets	1,604	2,721	(3,727)
Fair value losses on warrant	—	2,452	12,548
Gain from divestment of HBYS	—	—	(121,310)
Gain from divestment of subsidiaries	(96)	—	—
Gain from divestment of other equity investee	(45)	—	—
Unrealized currency translation (gain)/loss	(1,574)	13,274	(2,505)
Changes in income tax balances	780	(19,174)	6,904
Changes in operating assets and liabilities
Accounts receivable	(21,336)	(14,451)	(35,634)
Other receivables, prepayments and deposits	8,624	11,922	(5,596)
Amounts due from related parties	(339)	150	(162)
Inventories	4,135	(21,213)	(16,002)
Accounts payable	(32,542)	29,938	9,565
Other payables, accruals and advance receipts	(4,409)	52,629	66,224
Lease liabilities	(1,752)	(2,701)	3,079
Deferred revenue	119,810	386	11,071
Others	(1,045)	2,044	(87)
Total changes in operating assets and liabilities	71,146	58,704	32,458
Net cash generated from/(used in) operating activities	219,258	(268,599)	(204,223)

29. Litigation

From time to time, the Group may become involved in litigation relating to claims arising from the ordinary course of business. The Group believes that there are currently no claims or actions pending against the Group, the ultimate disposition of which could have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. When an unfavorable outcome occurs, there exists the possibility of a material adverse impact on the Group’s financial position, results of operations or cash flows for the periods in which the unfavorable outcome occurs, and potentially in future periods.

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On May 17, 2019, Luye Pharma Hong Kong Ltd. (“Luye”) issued a notice to the Group purporting to terminate a distribution agreement that granted the Group exclusive commercial rights to Seroquel in the PRC for failure to meet a pre-specified target. The Group disagrees with this assertion and believes that Luye have no basis for termination. As a result, the Group commenced legal proceedings in 2019 in order to seek damages. On October 21, 2021 (and a decision on costs and interest in December 2021), the Group was awarded an amount of RMB253.2 million (equivalent to US$35.4 million) with interest of 5.5% per annum from the date of the award until payment and recovery of costs of approximately US$2.2 million (collectively the “Award”). On June 27, 2022, Luye provided the Group a bank guarantee of up to RMB286.0 million to cover the Award amounts, pending the outcome of an application by Luye to the High Court of Hong Kong to set aside the Award and subsequent appeals. On July 26, 2022, Luye’s application to set aside the Award was dismissed by the High Court with costs awarded in favor of the Group. On October 7, 2022, Luye filed a Notice of Appeal to the Court of Appeal regarding the dismissal and the notice was accepted on November 8, 2022. On June 6, 2023, a Court of Appeal hearing was held and a judgment is expected but yet to be received. The legal proceedings are ongoing and as no Award amounts have been received as at the issuance date of these consolidated financial statements, no Award amounts have been recognized and no adjustment has been made to Seroquel-related balances as at December 31, 2023. Such Seroquel-related balances include accounts receivable, long-term prepayment, accounts payable and other payables of US$1.1 million, US$0.2 million, US$0.9 million and US$1.1 million respectively.

30. Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries in the PRC are required to make certain appropriations of net after-tax profits or increases in net assets to the statutory surplus fund prior to payment of any dividends. In addition, registered share capital and capital reserve accounts are restricted from withdrawal in the PRC, up to the amount of net assets held in each subsidiary. As a result of these and other restrictions under PRC laws and regulations, the Company’s subsidiaries in the PRC are restricted in their ability to transfer their net assets to the Group in terms of cash dividends, loans or advances, with restricted portions amounting to US$1.0 million and US$0.1 million as at December 31, 2023 and 2022 respectively, which excludes the Company’s subsidiaries with a shareholders’ deficit. Even though the Group currently does not require any such dividends, loans or advances from the PRC subsidiaries, for working capital and other funding purposes, the Group may in the future require additional cash resources from the Company’s subsidiaries in the PRC due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends to make distributions to shareholders.

In addition, the Group has an equity investee in the PRC, where the Group’s equity in undistributed earnings amounted to US$29.6 million and US$53.7 million as at December 31, 2023 and 2022 respectively.

31. Subsequent Events

The Group evaluated subsequent events through February 28, 2024, which is the date when the consolidated financial statements were issued.

In February 2024, pursuant to the strategic partnership with Inmagene Biopharmaceuticals (“Inmagene”), Inmagene has exercised its options to license two drug candidates discovered by HUTCHMED, IMG-007 and IMG-004, for approximately 7.5% of shares (fully diluted) in Inmagene, subject to customary closing conditions.

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